                                        Filed Pursuant to Rule 424(b)(1)
                                        Registration No. 333-20867


                               3,600,000 SHARES

                                 [ACSI LOGO]

                                 COMMON STOCK

                              ------------------

     All of the 3,600,000 shares of Common Stock offered hereby are being sold by American Communications Services, Inc. ("ACSI" or the "Company") directly to certain of its principal stockholders (the "Purchaser Stockholders") at a purchase price of $4.70 per share. The total net proceeds to the Company from this offering will be $16,920,000. The Common Stock is traded on the Nasdaq Stock Market under the symbol "ACNS." On April 9, 1997 the last reported sales price of the Common Stock on the Nasdaq Stock Market was $6.125 per share. See "Price Range of Common Stock."

     Simultaneously with this offering, the Company is offering to the public an aggregate of 4,400,000 shares of Common Stock at a price of $5.00 per share in an underwritten public offering. See "Underwriting." Net proceeds to the Company from the underwritten public offering will be $4.70 per share, or $20,680,000, in the aggregate ($23,782,000 if the Underwriter's over-allotment option is exercised in full), before deducting expenses estimated at $775,000, payable by the Company. Concurrent consummation of the public offering and the offering to the Purchaser Stockholders is a condition precedent to consummation of both offerings.

                               ------------------

    INVESTMENT IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                         FACTORS" BEGINNING ON PAGE 9.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
               REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS APRIL 10, 1997.

This Prospectus includes trademarks, trade names and service marks of the Company and other companies.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 103 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus. Subsequent to June 30, 1996, the Company changed its fiscal year-end from June 30 to December 31. Accordingly, all data for the fiscal period ended December 31, 1996 is for the six month period ended December 31, 1996.

                                  THE COMPANY

    American Communications Services, Inc. ("ACSI" or the "Company") is a provider of integrated local voice and data communications services to commercial customers primarily in mid-size metropolitan markets in the southern United States. The Company is a rapidly growing competitive local exchange carrier ("CLEC"), supplying businesses with advanced telecommunications services through its digital SONET-based fiber optic local networks. To date, the Company has derived substantially all of its revenues from the sale of dedicated services, generally at a discount to the price of the ILECs. The Company's dedicated services include special access, switched transport and private line services.

    As a supplement to its dedicated services, in late 1996 and January 1997 the Company introduced local switched voice services in two of its markets and began offering local switched voice services in three additional markets using its own switching facilities in March 1997. The Company's local switched services include local exchange services (dial tone), advanced ISDN and enhanced voice services. Beginning April 1, 1997, the Company began offering local switched services on a resale basis in 9 markets, expects this number to increase to 15 by the end of April and plans to expand further the number of markets in which it is reselling local switched services throughout 1997 and the first quarter of 1998. In late 1996, the Company also deployed ACSINet, a coast-to-coast, leased broadband data communications network through which the Company offers frame relay, ATM and Internet access services to both Internet service providers ("ISPs") and local businesses. As of March 31, 1997, the Company had ACSINet data POPs in 42 markets, including all but one of the markets in which the Company has operational local networks. Additionally, principally through the Company's recent acquisition of Cybergate, Inc., a Florida-based ISP, the Company has begun providing Internet services. The Cybergate acquisition provides a foundation to support the Company's Internet service offerings to ISPs in existing ACSI markets and to end users in targeted ACSI markets.

ACSI LOCAL NETWORKS

    From January 1, 1996 to December 31, 1996, the Company increased the number of its operational local networks from nine to 21 and increased its route miles in service from 136 to 697. As of March 31, 1997, the Company had 28 operational local networks and had 8 additional local networks under construction. The Company is actively developing marketing and engineering plans necessary to achieve its goal (subject to its ability to obtain sufficient additional funds after this offering) of 50 local networks operating by December 1998. The following local network information is provided as of March 31, 1997:

                                  ROUTE MILES                                                                     TARGETED
                               ------------------       DATE              MARKETS UNDER             INITIAL      IN SERVICE
    MARKETS IN OPERATION       INITIAL    CURRENT    IN SERVICE            CONSTRUCTION           ROUTE MILES       DATE
----------------------------   -------    -------    ----------    ----------------------------   -----------    ----------
Albuquerque, NM.............     2.2        31.4        12-95      Austin, TX..................        2.2          9-97
Amarillo, TX................     0.8         1.0         9-96      Baton Rouge, LA.............        1.2          4-97
Baltimore, MD...............     2.8        12.0        10-96      Dallas, TX..................        1.5          6-97
Birmingham, AL..............     1.8         3.4         5-96      Knoxville, TN...............        2.3          9-97
Charleston, SC..............     1.9         1.9         4-96      Rio Rancho, NM..............       14.2          9-97
Chattanooga, TN.............     1.6         1.6        12-96      Roanoke, VA.................        1.2          9-97
Colorado Springs, CO........     1.0         1.0         1-97      Savannah, GA................        6.6          9-97
Columbia, SC................     2.2        18.5        10-95      Tampa, FL...................        1.6          9-97
Columbus, GA................     2.2        31.5         9-96
Corpus Christi, TX..........     2.6         2.6         2-97
El Paso, TX.................     1.2        69.0        11-95
Fort Worth, TX..............     1.6        99.3         6-95
Greenville, SC..............     2.0        11.0         5-95
Irving, TX..................     8.8        23.0         9-96
Jackson, MS.................     2.2         5.4         7-96
Jacksonville, FL............     1.4         1.4         3-97
Kansas City, MO.............     2.0         2.0         3-97
Las Vegas, NV...............     0.2        16.4         5-96
Lexington, KY...............     3.0        14.5         3-96
Little Rock, AR.............     1.6         5.5         2-95
Louisville, KY..............     2.8        45.7        11-94
Mobile, AL..................     1.2        31.3         4-96
Montgomery, AL..............     1.7        40.5        12-95
New Orleans, LA.............     3.9         3.9         3-97
Shreveport, LA..............     1.2         1.2         3-97
Spartanburg, SC.............     4.1         4.3         6-96
Tucson, AZ..................     6.3       109.0        12-95
Tulsa, OK...................     1.5         2.0         1-97

TELECOMMUNICATIONS MARKET

     Regulatory, technological, marketing, and competitive trends have substantially expanded the Company's opportunities in the converging voice and data communications services markets. Regulatory initiatives, such as the Telecommunications Act of 1996 (the "Federal Telecommunications Act"), are expected to expand opportunities in the local telecommunications services market, the size of which is estimated to be approximately $100 billion in 1997. Technological advances, including rapid growth of the Internet, the increased use of packet switching technology for voice communications and the growth of multimedia applications, are expected to result in substantial growth in the high-speed data services market to approximately $10 billion by 2000 from $1 billion in 1995.

COMPANY STRATEGY

     The Company's objective is to become the full service alternative local phone company for businesses in markets served by its local networks. The Company's strategy is to rapidly build out SONET-based fiber optic local networks, which are located primarily in mid-size U.S. markets, and integrate these local networks with the Company's recently deployed coast-to-coast, leased broadband data communications network. This integrated network gives the Company the ability to deliver high quality voice and high-speed data communications services to IXCs and end users. The Company expects to leverage its local network investment by expanding service offerings to provide switched voice and Internet and other data services through its sales force and its strategic partners. The Company is establishing the ACSI brand name by aggressively marketing its broad array of communications services directly to end users. In addition, the Company is trying to expand the distribution of private label services through alternative channels. The Company believes it can provide its customers with complete local communications services and achieve its strategic objectives by implementing the following strategies:

     - Expand Integrated Voice and Data Network. ACSI builds SONET-based fiber optic local networks that are integrated with ACSINet, the Company's coast-to-coast, leased broadband data communications network, to support voice, data, multimedia and Internet technologies. By constructing rather than acquiring its local networks, the Company believes it has achieved significant cost savings. In addition, management believes the integrated design of its local networks and ACSINet, which uses uniform technology throughout all of its markets, provides the Company with substantial benefits, including networking efficiencies and insured quality, reliability and operating standards.

     - Provide a Full Suite of ACSI-Branded Voice and Data Communications Services. The Company believes that there is a substantial demand for an integrated package of communications services from mid-size commercial and government customers. ACSI has extended its service offerings to include dedicated access, switched voice, enhanced voice, data and Internet services. The Company believes that packaging its services under the ACSI brand name will enhance revenues from the Company's existing customer base, provide services that more effectively meet its customers' needs, improve customer loyalty and expand awareness of ACSI's services and capabilities.

     - Rapidly Expand Sales, Marketing and Distribution Capabilities. In order to enhance customer service and coverage, the Company has established a local, customer-oriented, single point of service sales structure, supported by product specialists. The Company plans to implement this structure and exploit the opportunities presented by the increased number and size of its operational local networks and the introduction of expanded ACSI-branded service offerings by significantly increasing its sales force during 1997. The Company plans to hire personnel with both voice and data sales experience to strengthen its existing direct distribution structure, provide extensive product and sales training and compensate personnel under a highly incentivized program. In addition, the Company is seeking to leverage existing and establish new strategic relationships with utility and independent telephone companies, CATVs and cellular and other wireless communications providers as an alternative means of distributing private label services to these companies' customers.

     - Leverage Strategic Relationships. In addition to its end-user sales focus, ACSI has developed strategic relationships with major IXCs, CATVs and electric utilities. As of February 28, 1997, ACSI had more than 40 rights-of-way agreements with gas and electric utility companies, ILECs and CATVs, allowing the Company to construct its local networks using those companies' infrastructure of conduits and utility poles. The Company historically has leveraged and plans to continue to leverage relationships with these companies to generate revenues and obtain cost effective rights-of-way. For the fiscal period ended December 31, 1996, approximately 40% of the Company's revenues were billed to four of the largest IXCs for services provided for the benefit of their customers. The Company has a five year agreement with MCImetro, pursuant to which MCImetro has agreed to purchase minimum levels of dedicated services from ACSI and has committed to construct portions of ACSI's fiber optic local networks in six cities. The Company has also signed agreements with AT&T and two other IXCs, pursuant to which the Company expects AT&T and such other IXCs to use the Company as a supplier of dedicated special access services as well as such other services as may be agreed upon in particular markets.

                                 RECENT DEVELOPMENTS

     Effective March 6, 1997, the Company and MCImetro entered into an agreement in which MCI names ACSI as its preferred local provider for dedicated and transport services in 21 ACSI markets for at least a five year period. Pursuant to this preferred provider agreement, MCI will migrate current dedicated transport circuits in these markets to ACSI and ACSI will be listed as the first choice provider in MCI's provisioning system for all new dedicated access circuits in the designated markets. The preferred provider agreement contemplates that the parties will execute an agreement giving MCI the option to purchase loop transport services from ACSI where ACSI has collocations with the ILEC and MCI has deployed its own local switch. If this loop transport agreement is not executed prior to April 30, 1997, MCI can terminate ACSI's preferred provider status and ACSI's right of first refusal under the preferred provider agreement. The parties also have agreed to use their best efforts to execute an agreement pursuant to which MCI will resell local switched services in at least 10 of the 21 identified markets on a wholesale basis by July 23, 1997. In connection with these agreements (collectively, the "MCI Transaction"), ACSI issued MCI warrants to purchase up to 620,000 shares of ACSI's Common Stock at $9.86 per share, subject to number and price adjustment in certain circumstances. ACSI has also agreed to issue warrants to purchase up to an aggregate of approximately 1.7 million additional shares of ACSI's Common Stock at fair market value on the date of grant in tranches every six months after execution of the preferred provider agreement, subject to, and based upon, certain increases in revenues to ACSI generated under that agreement. Of the 620,000 warrants issued to MCI on March 6, 1997, 360,000 warrants will vest only when the loop transport agreement is executed or MCI has agreed in writing not to terminate ACSI's preferred provider status or right of first refusal under the preferred provider agreement (the "Waiver") and the remaining 260,000 warrants will vest only upon execution of the switched services resale agreement and the loop transport agreement or when MCI has executed the Waiver. Subject to certain exceptions, including this offering, MCI has the right to purchase additional shares of ACSI's Common Stock at a 10% discount to fair market value so MCI can maintain its equity ownership interest in the Company after giving effect to warrants issued in connection with the MCI Transaction and shares issued upon exercise of such warrants. MCI has certain registration rights with respect to any shares of Common Stock issued to MCI in connection with the MCI Transaction. If MCI terminates ACSI's status as a preferred provider or ACSI's right of first refusal under the preferred provider agreement for any reason (other than ACSI's default under such agreement or a related agreement or a change in control of ACSI) or MCI fails to deliver to ACSI the Waiver, in each case, on or before May 12, 1997, the warrants, to the extent issued and not previously exercised, ACSI's obligation to issue additional warrants, MCI's right to purchase additional shares of ACSI in order to maintain its equity ownership interest and ACSI's obligation to register shares of ACSI common stock issuable to MCI in connection with the MCI Transaction will terminate.

     On January 17, 1997, the Company acquired 100% of the outstanding capital stock of Cybergate, Inc. in exchange for 1,030,000 shares of Common Stock plus up to an additional 150,000 shares if certain performance goals are achieved (the "Cybergate Acquisition"). Cybergate, a Florida-based ISP, delivers high-speed data communications services, including computer network connections and related infrastructure services, that provide both commercial and residential customers access to the Internet through their personal computers and the use of a modem. Cybergate had over 200 commercial dedicated line accounts and 13,000 consumer accounts at December 31, 1996 compared to 25 commercial accounts and 7,500 consumer accounts at December 31, 1995. Cybergate had revenues of approximately $4.9 million and EBITDA of approximately $744,000 for the year ended December 31, 1996. The Company believes the Cybergate Acquisition will help it achieve its goal of becoming a major provider of high-speed data communications services in the southern United States. The Cybergate Acquisition provides ACSI with the ability to offer direct Internet access to end-user commercial and consumer customers as well as to provide private label Internet services for the Company's strategic distribution partners throughout all of the Company's markets.

     On December 2, 1996, the Company announced a reorganization of its management structure to create an Office of the Chairman. Anthony J. Pompliano was named Executive Chairman and has resumed responsibility for the overall day-to-day operations of the Company. Jack E. Reich, formerly President of Ameritech Corporation's Custom Business Services Division, joined the Company as President and Chief Executive Officer of the Communications Services Division and also has assumed oversight responsibility for the Company's finance, accounting and investor relations functions. George M. Tronsrue, III was named as President and Chief Operating Officer of Strategy and Technology Development and Riley M. Murphy continued as General Counsel and Executive Vice
President -- Legal and Regulatory Affairs. Messrs. Reich and Tronsrue and Ms. Murphy will report directly to Anthony J. Pompliano. Effective February 2, 1997, the employment of Richard A. Kozak, who was named President and Chief Executive Officer -- Corporate Services and Acting Chief Financial Officer in the management reorganization, was terminated. Mr. Kozak and the Company have settled their dispute relating to Mr. Kozak's termination. See "Certain Transactions."

     Mr. David L. Piazza joined the Company as its Chief Financial Officer on March 24, 1997. For the last 10 years, Mr. Piazza has been employed by MFS Communications Company, Inc. ("MFS Communications") in various finance and senior management positions, most recently as the Senior Vice President and Chief Financial Officer of MFS Telecom, Inc., a subsidiary of MFS Communications. Prior to his employment with MFS Communications, Mr. Piazza was employed by AT&T in its finance and support divisions. Mr. Piazza will report directly to Mr. Reich. See "Management -- Executive Officers and Directors."

                                  THE OFFERING

Common Stock offered by the Company to
  the public............................      4,400,000

Common Stock offered by the Company to
  the Purchaser Stockholders............      3,600,000
                                              ---------

Total Common Stock offered by the
  Company...............................      8,000,000
                                              =========

Common Stock to be outstanding after the
  offering..............................     35,054,297(1)

Use of proceeds.........................     To be applied principally toward
                                             the completion of the Company's
                                             50-city local network plan,
                                             operation of its coast-to-coast,
                                             leased broadband data
                                             communications network and
                                             implementation of local switched
                                             voice services, to fund negative
                                             cash flow and to pay approximately
                                             $500,000 of the $8.0 million of
                                             accrued dividends on the Company's
                                             Preferred Stock. See "Use of
                                             Proceeds."

Nasdaq Stock Market Symbol..............     ACNS
---------------
(1) Includes 17,377,264 shares issued and issuable upon conversion of 464,164 shares of Preferred Stock. Also includes 1,601,474 shares to be issued upon conversion of 434,481 shares of the Preferred Stock in payment of $7.5 million of accrued dividends thereon. Excludes 12,881,563 shares issuable upon exercise of options and warrants outstanding on February 28, 1997, at a weighted average exercise price of $4.65 per share. Also excludes an increase in the number of shares issuable upon exercise of certain of the warrants outstanding on that date (and a corresponding decrease in the weighted average exercise price set forth above), the extent of both of which will depend, in large part, on the amount by which the average per share closing price of the Common Stock for the 20 days prior to the closing of this offering (the "Average Price") exceeds $4.70. If the Average Price is $7.32 (the average per share closing price for the 20 days prior to the date of this Prospectus), an additional 251,567 shares would be issuable upon exercise of outstanding warrants, and the weighted average exercise price set forth above would be reduced to $4.56 per share. Options to purchase 166,667 of these shares were canceled subsequent to February 28, 1997. See "Certain Transactions." Also excludes 500,000 shares issuable in connection with the Company's Employee Stock Purchase Plan and up to approximately 2.3 million shares issuable upon the exercise of warrants granted or to be granted in connection with the MCI Transaction, subject to increase in certain circumstances. See "-- Recent Developments."

                                  RISK FACTORS

    Investment in the Common Stock involves a high degree of risk. See "Risk Factors" beginning on page 9 of this Prospectus.

                            ------------------------

    ACSI is a Delaware corporation. The Company's principal executive offices are located at 131 National Business Parkway, Suite 100, Annapolis Junction, Maryland 20701, and its telephone number is
(301) 617-4200.

    Please refer to the "Glossary" for the definitions of certain capitalized terms used herein and elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes (i) that 464,164 shares of the Company's Preferred Stock will have been converted into 17,377,264 shares of Common Stock upon completion of this offering and (ii) no exercise of the Underwriters' over-allotment option.

    Certain statements contained in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," including statements regarding the development of the Company's businesses, the markets for the Company's services and products, the Company's anticipated capital expenditures, regulatory reform and other statements contained herein regarding matters that are not historical facts, are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed under "Risk Factors."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
         (IN THOUSANDS, EXCEPT PER SHARE, NETWORK AND STATISTICAL DATA)

                                                                                SIX MONTHS
                                                                                  ENDED          FISCAL PERIOD ENDED
                                           FISCAL YEAR ENDED JUNE 30,          DECEMBER 31,        DECEMBER 31,(1)
                                      -------------------------------------    ------------    ------------------------
                                        1995                 1996                  1995                  1996
                                      ---------    ------------------------    ------------    ------------------------
                                                    ACTUAL     PRO FORMA(2)    (UNAUDITED)      ACTUAL     PRO FORMA(2)
                                                   --------    ------------                    --------    ------------
STATEMENT OF OPERATIONS DATA:
Revenues...........................   $     389    $  3,415      $  7,138        $    989      $  6,990      $  9,626
Operating expenses.................      14,797      24,543        29,027           7,966        34,434        37,548
Loss from operations...............     (14,408)    (21,128)      (21,889)         (6,977)      (27,444)      (27,922)
Interest and other income..........         218       4,410         4,410             777         2,757         2,773
Interest and other expense.........        (170)    (10,477)      (10,824)         (2,835)      (10,390)      (10,619)
Loss before minority interest......     (14,746)    (27,195)      (28,303)         (9,035)      (35,077)      (35,768)
Minority interest(3)...............          48         413           413             156           160           160
Net loss...........................     (14,698)    (26,782)      (27,890)         (8,879)      (34,917)      (35,608)

Net loss per common share..........   $   (3.30)   $  (4.96)     $  (4.40)       $  (1.82)     $  (5.48)     $  (4.84)
Weighted average shares
  outstanding......................       4,772       6,185         7,215           5,901         6,734         7,764
OTHER DATA:
EBITDA(4)..........................   $  (7,443)   $(14,901)     $(14,418)       $ (4,855)     $(21,822)     $(21,620)
Depreciation and amortization......         498       3,078         4,322             763         4,911         5,592
Capital expenditures...............      15,303      60,856        61,667          17,657        64,574        64,832

                                                                         DECEMBER 31, 1996
                                                           ----------------------------------------------
                                                                                            PRO FORMA
                                                            ACTUAL      PRO FORMA(5)    AS ADJUSTED(5)(6)
                                                           ---------    ------------    -----------------
BALANCE SHEET DATA:
Cash and cash equivalents..............................    $  78,618      $ 75,178          $ 111,557
Total assets...........................................      230,038       240,578            276,957
Long-term liabilities..................................      216,484       217,583            210,637
Redeemable stock, options and warrants.................        2,000         2,000              2,000
Stockholders' equity (deficit).........................      (27,038)      (18,283)            25,042

                                        DECEMBER 31,       MARCH 31,        JUNE 30,       SEPTEMBER 30,    DECEMBER 31,
                                            1995             1996             1996             1996             1996
                                        -------------    -------------    -------------    -------------    -------------
NETWORK AND SELECTED STATISTICAL
  DATA(7):
Total markets (in operation or under
  construction).......................          17               20               22               30               36
Networks in operation.................           9               10               15               19               21
Networks under construction...........           8               10                7               11               15
Route miles...........................         136              200              386              543              697
Fiber miles...........................       5,957            9,466           28,476           32,774           48,792
Buildings connected...................         100              133              216              532              595
VGE circuits in service...............      82,055          125,208          137,431          267,894          384,134
Employees.............................         111              142              199              272              322

---------------
(1) Subsequent to June 30, 1996, the Company changed its fiscal year-end from June 30 to December 31. All data for the fiscal period ended December 31, 1996 is for the six month period ended December 31, 1996.
(2) Pro forma to give effect to the Cybergate Acquisition as if consummated at the beginning of the earliest period presented.
(3) Minority interest represents a 7.25% ownership of AT&T Credit Corporation in the Company's subsidiaries that operate its networks in Louisville, Fort Worth, Greenville, Columbia and El Paso. See "Description of Certain Indebtedness."
(4) EBITDA consists of net income (loss) before net interest, income taxes, depreciation and amortization, noncash stock compensation and, in fiscal year ended June 30, 1995, debt conversion expense of $385,000. It is a measure commonly used in the telecommunications industry and is presented to assist in understanding the Company's operating results. However, it is not intended to represent cash flow or results of operations in accordance with Generally Accepted Accounting Principles. Noncash compensation expense associated with employee stock options was $6.4 million and $2.7 million in fiscal years ended June 30, 1995 and 1996, respectively, and $1.2 million and $550,000 in the six months ended December 31, 1995 and fiscal period ended December 31, 1996, respectively. See Note 6 of "Notes to Consolidated Financial Statements."
(5) Pro forma to give effect to the Cybergate Acquisition as if consummated on December 31, 1996.
(6) Adjusted to give effect to: (i) sale to the Underwriters of 4,400,000 of the shares of Common Stock offered hereby, sale to the Purchaser Stockholders of 3,600,000 of the shares offered hereby and application of the estimated net proceeds therefrom and (ii) conversion of the Preferred Stock and payment of accrued dividends in cash and Common Stock in connection with such conversion in the same proportion of accrued dividends payable that will be paid in cash and shares of Common Stock upon completion of this offering.
(7) Network and Selected Statistical Data are derived from ACSI's records.

                                    RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. The following risk factors, together with the other information set forth in this Prospectus, should be carefully considered in evaluating the Company and its business before purchasing the shares offered by this Prospectus.

     Negative Cash Flow; Anticipated Future Losses; Significant Future Capital Requirements; Need for Additional Cash. The Company has never been profitable, has never generated positive cash flow from consolidated operations and, since its inception has incurred significant net operating losses and negative cash flow. As of June 30, 1996 and December 31, 1996, the Company had accumulated deficits of $47.5 million and $82.4 million, respectively. During the fiscal period ended December 31, 1996, the Company incurred a net operating loss of $27.4 million and generated negative cash flow from operations of $6.7 million. The Company expects to continue to incur operating losses and negative cash flow from operations for at least the next several years in connection with establishing its local networks and implementing its local switched voice and high-speed data services. Although the Company had begun to generate revenues from its operational local networks as of February 28, 1997, it had not yet generated revenues from any of its other networks. There can be no assurance that the Company's networks or any of its other services will ever provide a revenue base adequate to achieve or sustain profitability or to generate positive cash flow.

     The Company's continued development, construction, expansion, operation and potential acquisition of local networks, as well as the further development of new services, including local switched voice and high-speed data services, will require substantial capital expenditures. The Company's ability to fund these expenditures is dependent upon the Company's ability to raise substantial financing. As of December 31, 1996, the Company had raised approximately $229.0 million from debt and equity financings, $30.2 million of which had been advanced under a $31.2 million secured credit facility with AT&T Credit Corporation, a subsidiary of AT&T Corporation (the "AT&T Credit Facility"), $96.1 million of which had been raised from the issuance of $190.0 million principal amount of the Company's 13% Senior Discount Notes due 2005 (the "2005 Notes") and warrants to purchase 2,432,000 shares of Common Stock at $7.15 per share (the "Warrants") and $61.8 million of which had been raised from the issuance of $120.0 million principal amount of the Company's 12 3/4% Senior Discount Notes due 2006 (the "2006 Notes" and, with the 2005 Notes, the "Notes"). The Company estimates that from January 1, 1997 through December 31, 1997 and December 31, 1998, remaining capital required for implementation of its integrated networks and its other services and to fund negative cash flow will be approximately $185 million and $335 million, respectively. At December 31, 1996, the Company had approximately $78.6 million of cash and cash equivalents available for this purpose. The Company will use approximately $36.3 million of the estimated net proceeds from this offering principally toward completion of the Company's 50-city local network plan, operation of its coast-to-coast, leased broadband data communications network and implementation of its local switched voice services and to fund negative operating cash flow. However, unless the Company obtains additional funds after this offering, it will be unable to reach its goal of local networks in 50 cities. In addition, the Company continues to consider potential acquisitions or other strategic arrangements that may fit the Company's strategic plan. Any such acquisitions or strategic arrangements that the Company might consider are likely to require additional equity or debt financing, which the Company will seek to obtain as required.

     Management anticipates that the Company's cash resources following this offering will be insufficient to fund the Company's continuing negative cash flow and the capital expenditures required to complete the Company's planned networks. Furthermore, without an infusion of additional cash following this offering, the Company will exhaust its cash resources during the third quarter of 1997, even if it halts construction on all additional networks and limits operations to the networks in service as of the date of this Prospectus. To meet its additional remaining capital requirements and to successfully implement its growth strategy, ACSI will be required to sell additional equity securities, increase its existing credit facility, acquire additional credit facilities or sell additional debt securities, certain of which would require the consent of the Company's debtholders. Furthermore, before incurring additional indebtedness, the Company may be required to seek additional equity financing to maintain balance sheet and liquidity ratios required under certain of its debt instruments and, as a result of the registration rights of certain of the Company's security holders, the Company's ability to raise capital through a public offering of equity securities may be limited. Accordingly, there can be no assurance that the Company will be able to obtain the additional financing necessary to satisfy its cash requirements or to implement its growth strategy successfully, in which event the Company will be forced to curtail its planned network expansion and may be unable to fund its ongoing operations. This would have a material adverse effect on its business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Rapid Expansion of Operations. Subject to the sufficiency of its cash resources, ACSI plans to continue to expand its business rapidly. The Company's goal (subject to its ability to obtain sufficient additional funds after this offering) is to have 50 local networks operating by December 1998. As of March 31, 1997, 28 of the Company's local networks were operational; its switched voice services were being offered in only five markets; and the Company had just recently deployed its coast-to-coast, leased broadband data communications network. Delays in constructing and expanding any local network may require the Company to reduce the number of other networks it expects to build within a given time frame. Furthermore, the Company did not offer high-speed data or local switched voice services prior to September 1996. There can be no assurance that a market will develop for these services, that the Company's implementation of these services will be technically or economically feasible, that the Company will be able to market them successfully or that the Company will be able to operate these services profitably. In addition to managing internal growth, the Company will have to manage the growth, if any, of Cybergate's business and integrate that business and new personnel into the Company's existing operations. Any failure of the Company to implement its growth strategy or manage its expanded operations effectively will have a material adverse effect on the Company's business, operating results and financial condition.

     Management of Rapid Growth. The Company's future performance will depend, in large part, upon its ability to manage its growth effectively. The Company's rapid growth has placed, and in the future will continue to place, a significant strain on its administrative, operational and financial resources. In the past three months, the Company has effected a management reorganization in connection with which the Company hired two new members of senior management and saw the departure of several significant employees. The Company anticipates that continued growth will require it to integrate its newest senior management members successfully and to recruit and hire a substantial number of new managerial, finance, accounting and support personnel. Failure to retain and attract new members of management who can manage the Company's growth effectively would have a material adverse effect on the Company and its growth. To manage its growth successfully, the Company will also have to continue to improve and upgrade operational, financial, accounting and informations systems, controls and infrastructure as well as expand, train and manage its employee base. In the event the Company is unable to upgrade its financial controls and accounting and reporting systems adequately to support its anticipated growth, the Company's business, results of operation and financial condition would be materially adversely affected. In addition, the demands on the Company's marketing and sales resources have grown rapidly with the Company's rapidly expanding network and service offerings. The Company is taking steps to improve marketing support of its expanded operations and plans to increase its existing sales force significantly during 1997. There can be no assurance, however, that the Company will be successful in attracting, retaining or effectively managing and motivating such personnel or that its expanded sales force can successfully market the Company's services or that the failure of either of the foregoing to occur would not have a material adverse effect on the Company's business, operating results and financial condition.

     Substantial Leverage; Future Cash Obligations. Since inception, the Company's consolidated cash flow from operations has been negative. As a result, the Company has been required to pay its fixed charges (including interest on existing indebtedness) and operating expenses with the proceeds from sales of its debt and equity securities. As a result of the issuance of the Notes, the Company will be required to satisfy substantially higher periodic cash debt service obligations in the future. Commencing in the year 2001, cash interest on the 2005 Notes and 2006 Notes will be payable semi-annually at the rate of 13% per annum (approximately $24.7 million per year) and 12 3/4% per annum (approximately $15.3 million per year), respectively. The full accreted value of the 2005 Notes and 2006 Notes of $190.0 million and $120.0 million, respectively, will become due on November 1, 2005 and April 1, 2006, respectively. As of December 31, 1996, the Company (through five of its subsidiaries) had approximately $30.2 million in debt outstanding under the AT&T Credit Facility. The credit remaining under the AT&T Credit Facility must be used, if at all, by the five subsidiaries (operating local networks in Louisville, Fort Worth, Greenville, Columbia and El Paso) to which funds have already been advanced. As of December 31, 1996, the Company had approximately $216.5 million of consolidated outstanding long-term indebtedness. As of December 31, 1996, the total consolidated liabilities of the Company were approximately $255.1 million. It is expected that the Company and its subsidiaries will incur additional indebtedness, including increasing borrowings under the AT&T Credit Facility to the maximum amount, which would be possible provided the Company can successfully raise additional equity capital. Many factors, some of which are beyond the Company's control, will affect its performance and, therefore, its ability to meet its ongoing obligations to repay the Notes and its other debt. There can be no assurance that the Company will be able to generate sufficient cash flow or otherwise obtain funds in the future to cover interest and principal payments associated with the Notes and its other debt. See "Description of Certain Indebtedness."

     Certain Financial and Operating Restrictions. The Indenture dated November 14, 1995 pursuant to which the 2005 Notes were issued and the Indenture dated March 21, 1996 pursuant to which the 2006 Notes were issued (collectively, the "Indentures") and the AT&T Credit Facility impose operating and financial restrictions on the Company and its subsidiaries. These restrictions affect, and in certain cases significantly limit or prohibit, among other things, the ability of the Company and its subsidiaries to incur additional indebtedness or create liens on their assets, pay dividends, sell assets, engage in mergers or acquisitions or make investments. Failure to comply with any of these restrictions could limit the availability of borrowings or result in a default thereunder. See "Description of Certain Indebtedness." In addition, the terms of any debt or equity financings undertaken by the Company to meet its future cash requirements could restrict the Company's operational flexibility and thereby adversely affect the Company's business, results of operations and financial condition.

     Dependence on a Small Number of Major Customers. The Company receives a significant portion of its revenues from a small number of major customers, particularly the IXCs that service the Company's markets. For the fiscal year ended June 30, 1996 and the fiscal period ended December 31, 1996, approximately 60% and 40% of the Company's revenues, respectively, were attributable to access services provided to four of the largest IXCs, including services provided for the benefit of their customers. The Company is, and expects to continue to be, dependent upon such customers, and the loss of any one of them could have a material adverse effect on the Company's business, results of operations and financial condition. Additionally, customers who account for significant portions of the Company's revenues may have the ability to negotiate prices for the Company's services that are more favorable to the customer and that result in lower profit margins for the Company. The Federal Telecommunications Act may also encourage IXCs to construct their own local facilities and/or resell the local services of ACSI's competitors, which may materially adversely affect the Company. Additionally, in the fiscal period ended December 31, 1996, approximately 19% of the Company's revenues were generated by ISPs. See
"-- Competition," "Business -- Competition" and "-- Regulation."

     Dependence Upon Network Infrastructure; Risk of System Failure; Security Risks. The Company's success in marketing its services to business and government users requires that the Company provide superior reliability, capacity and security via its network infrastructure. The Company's networks are subject to physical damage, power loss, capacity limitations, software defects, breaches of security (by computer virus, break-ins or otherwise) and other factors, certain of which may cause interruptions in service or reduced capacity for the customers. Interruptions in service, capacity limitations or security breaches could have a material adverse effect on the Company's business, financial condition and results of operations.

     Dependence on Rights-of-Way and Other Third Party Agreements. The Company must obtain easements, rights-of-way, franchises and licenses (collectively, "local approvals") from various private parties, actual and potential competitors and local governments in order to construct and maintain its fiber optic local networks. The Company has obtained the local approvals necessary to construct and operate its local networks in the central business districts of all of the markets in which the Company's local networks are presently operating or are under construction. The Company does not yet have all of the local approvals required to implement its local network business plan in prospective new markets, and there can be no assurance that the Company will be able to obtain and maintain local approvals on acceptable terms or that other CLECs will not obtain similar local approvals that will allow them to compete against the Company or enter a market before the Company or to expand the Company's existing networks to compete effectively. Some of the agreements for local approvals obtained by the Company may be short-term, or revocable at will, and there can be no assurance that the Company will have continued access to local approvals after their expiration. If any of these agreements were terminated or could not be renewed and the Company was forced to remove its fiber from the streets or abandon its local network in place, such termination or non-renewal would be likely to have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, certain of the Company's pole attachment agreements with private entities are contingent on CLECs being legally entitled to pole access. If ongoing litigation or legislative activity alters current requirements, the Company may be denied access or required to renegotiate the rates and other terms for access in these contracts. In this event, the Company may have to consider alternative means for building out its local networks.

     Strategic Investments; Business Combinations. The Company from time to time engages in discussions with (i) potential business partners looking toward formation of business combinations or strategic alliances that would expand the reach of the Company's networks or services and (ii) potential strategic investors (i.e., investors in the same or related business) who have expressed an interest in making an investment in or acquiring the Company. In addition to providing additional growth capital, the Company believes that an alliance with an appropriate strategic investor or business partner could provide operating synergies to, and enhance the competitive position of, both ACSI and such strategic investor/business partner within the rapidly consolidating telecommunications industry. There can be no assurance that any agreement with any potential strategic investor or business partner will be reached on terms acceptable to the Company. An investment, business combination or strategic alliance could constitute a Change of Control (as defined in the Indentures) requiring the Company to offer to purchase all outstanding Notes. In the event that such a Change of Control occurs at a time when the Company does not have sufficient available funds to purchase all Notes tendered or at a time when the Company is prohibited from purchasing the Notes, an Event of Default (as defined in the Indentures) could occur under the Indentures. With the exception of the MCI Transaction, however, the Company currently has no agreement, arrangement or understanding with any potential strategic investor or potential business partner with respect to any acquisition, business combination or strategic alliance.

     Effects of Regulation. As a common carrier, the Company is subject to substantial federal, state and local regulation. The Company's local networks do not require authorization from the FCC for construction or installation. However, the Company must file tariffs stating its rates, terms and conditions of service for access services and international traffic. State regulatory agencies regulate intrastate communications, while local authorities control the Company's access to and use of municipal rights-of-way. The Federal Telecommunications Act preempted all state and local legal requirements which prohibit or have the effect of prohibiting any entity from providing any intrastate telecommunications service. However, many states continue to require telecommunica-tions carriers to obtain a certificate, license, permit or similar approval before providing services. Thus, the Company's ability to provide additional intrastate services is dependent upon its receipt of requisite state regulatory approval. The inability to obtain the approvals necessary to provide intrastate switched services could have a material adverse effect on the Company's business, results of operations and financial condition. The Federal Telecommunications Act imposes a duty upon all ILECs to negotiate in good faith with potential interconnectors such as the Company to provide interconnection to the ILEC network, exchange local traffic, make unbundled basic local network elements available, and permit resale of most local services. In the event that negotiations do not succeed, the Company has a right to seek state PSC arbitration of any unresolved issues. The Company sought state PSC arbitration related to agreements for local interconnection and access to unbundled elements with BellSouth, Southwestern Bell, US West, GTE and Sprint/Central Telephone. Southwestern Bell, GTE and US West have filed lawsuits in federal and/or state courts in several states seeking to overturn arbitration awards and prevent implementation of the ACSI interconnection agreements. If successful, these lawsuits could delay or interrupt ACSI's interconnection arrangements with the ILECs in the affected states. Moreover, since ACSI purchases ILEC local services for resale pursuant to the terms of the interconnection agreements at issue, any adverse outcome in these lawsuits could impede ACSI's plans to resell ILEC local services in the affected markets. The Company is unable to predict the likely outcome of the lawsuits described above, or the probable timeframe for decision.

     Moreover, the Federal Telecommunications Act has increased local competition by IXCs, CATVs and public utility companies, which may have a material adverse effect on the Company. In addition, the Federal Telecommunications Act has granted important benefits to the ILECs, including providing ILECs substantial new pricing flexibility, restoring the ability of RBOCs to provide long distance services and allowing RBOCs to provide certain cable television services. Moreover, the FCC recently has taken a number of actions intended ultimately to reduce regulation of ILECs, restructure the manner in which ILECs charge for interexchange access services, reduce interexchange access service rate levels and reform the current methods used to fund universal service goals. These changes will tend to enhance the competitive position of the ILECs, which may materially adversely affect the Company. Furthermore, no assurance can be given that court decisions or changes in current or future federal or state legislation or regulations would not materially adversely affect the Company. See "-- Competition" and "Business -- Regulation."

     Internet-related services are not currently subject to direct regulation by the FCC or any other U.S. agency other than regulation applicable to businesses generally. The FCC is considering a petition filed by the America's Carriers Telecommunication Association which requests that the FCC regulate certain voice transmissions over the Internet as telecommunications services. In addition, the FCC is considering whether to make Internet providers subject to the payment of interexchange access charges. Moreover, as discussed hereafter, the Federal Telecommunications Act creates civil and criminal penalties for the knowing transmission of "indecent" material over the Internet. These and other changes in the regulatory environment relating to the telecommunications or Internet-related services industry could have an adverse effect on the Company's Internet-related services business. Additionally, the Federal Telecommunications Act may permit telecommunications companies, RBOCs or others to increase the scope or reduce the cost of their Internet access services. The Company cannot predict the effect that the Federal Telecommunications Act or any future legislation, regulation or regulatory changes may have on its business.

     Competition. The Company operates in a highly competitive environment for all of its services. An increasing trend toward strategic business alliances in the telecommunications industry may create significant new competition for ACSI.

     - Dedicated and Switched Voice Services. The Company's competitors in this market are predominantly ILECs, other CLECs and CATVs and may potentially include microwave carriers, satellite carriers, teleports, public utilities, wireless telecommunications providers, IXCs, integrated communications providers and private networks built by large end users. With the passage of the Federal Telecommunications Act and the entry of RBOCs into the long distance market, the Company believes that IXCs may construct their own local facilities and/or resell local services in order to compete with the bundled local and long distance services to be offered by the ILECs as a result of the Federal Telecommunications Act. Given that a substantial portion of the Company's revenues are billed to IXCs for services provided for the benefit of their customers, such action could have a material adverse effect on the Company. See
       "Business -- Competition."

            Currently, the Company does not have a significant market share in any market. Most of the Company's actual and potential competitors have substantially greater financial, technical and marketing resources than the Company. In particular, ILECs have long-standing relationships with their customers, have the potential to subsidize access services with monopoly service revenue and benefit from certain existing federal, state and local regulations that the Company believes, in certain respects, favor ILECs over the Company. See "Business -- Regulation." For example, the Interconnection Decisions issued by the FCC and the Federal Telecommunications Act, which allow CLECs to interconnect with ILECs' facilities, have been accompanied by increased pricing flexibility and partially relaxed regulatory oversight of ILECs. The Company believes that ILECs are offering and will continue to offer time and volume discounts to customers, which will further increase competition for the Company and other CLECs and which could significantly adversely affect the Company's future dedicated services revenues. Moreover, some ILECs impose reconfiguration charges and/or termination liabilities on customers seeking to shift their traffic from ILEC facilities to CLEC facilities, which may have an adverse effect on a CLEC's ability to attract these customers and, in several instances, ILECs have delayed converting customers who have requested conversion to the Company's local networks. The Company may have to incur additional expense to acquire customers if the Company has to reimburse their termination liabilities.

            The Company expects that other CLECs may operate in most, if not all, of the markets targeted by the Company and many of these markets may not be able to support multiple CLECs. Additionally, delays in constructing or expanding any network could adversely affect the Company's competitive position in markets where another CAP or CLEC has a network under construction or can provide services on an already-existing network. There can be no assurance that the Company will be able to achieve or maintain an adequate market share, maintain construction schedules or compete effectively in any of its markets. See
       "Business -- Competition."

     - Data Services. The market for data communications services, including IP switching, is extremely competitive. There are no substantial barriers to entry, and the Company expects that competition will intensify in the future. The Company believes that its ability to compete successfully depends on a number of factors, including: market presence; the ability to execute a rapid expansion strategy; the capacity, reliability and security of its network infrastructure; ease of access to and navigation of the Internet; the pricing policies of its competitors and suppliers; the timing of the introduction of new services by the Company and its competitors; the Company's ability to support industry standards; and industry and general economic trends. The Company's success in this market will depend heavily upon its ability to provide high quality Internet connectivity and value-added Internet services at competitive prices. See "Business -- Competition."

     - Internet Services. The market for Internet access services is extremely competitive. There are no substantial barriers to entry, and the Company expects that competition will intensify in the future. The Company has entered this market principally through the Cybergate Acquisition and believes that its ability to compete successfully will depend upon a number of factors, including: market presence; the capacity, reliability and security of its network infrastructure; ease of access to and navigation of the Internet; the pricing policies of its competitors and suppliers; the timing of introductions of new products and services by the

       Company and its competitors; the Company's ability to support existing and emerging industry standards; and industry and general economic trends.

       The Company's current and prospective competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than the Company. The Company competes or expects to compete directly or indirectly with the following categories of companies: (1) other international, national and regional commercial Internet service providers; (2) established on-line services companies that currently offer or are expected to offer Internet access;
       (3) computer hardware and software and other technology companies; (4) IXCs; (5) RBOCs; (6) CATVs; and (7) nonprofit or educational Internet service providers. The ability of these competitors or others to bundle services and products with Internet connectivity services could place the Company at a significant competitive disadvantage in this services market.

     Impact of Technological Change. The telecommunications industry is subject to rapid and significant technological change that could materially affect the continued use of fiber optic cable or the electronics utilized in the Company's networks. Future technological changes, including changes related to the emerging wireline and wireless transmission and switching technologies and Internet-related services and technologies, could have a material adverse effect on the Company's business, results of operations and financial condition.

     The market for the Company's telecommunications services is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new product and service introductions. There can be no assurance that the Company will successfully identify new service opportunities and develop and bring new services to market. The Company is also at risk from fundamental changes in the way telecommunications services are marketed and delivered. The Company's data communications service strategy assumes that the TCP/IP, frame relay and ATM protocols, utilizing fiber optic or copper-based telecommunications infrastructures, will continue to be the primary protocols and transport infrastructure for data communications services. The Company's pursuit of necessary technological advances may require substantial time and expense, and there can be no assurance that the Company will succeed in adapting its telecommunications services business to alternate access devices, conduits and protocols.

     As a condition to granting local approvals to the Company, certain local governments have required the Company to post performance bonds or letters of credit and to pay ongoing fees based upon the gross revenues generated by, or linear footage of, the applicable network. In many markets, LECs are not required to pay such fees or pay substantially less than those paid by the Company which may put the Company at a competitive disadvantage in its markets. In addition, as of December 31, 1996, the Company had posted approximately $6.2 million of performance bonds and letters of credit and expects to post additional bonds or letters of credit in the future. As of December 31, 1996, the Company had been required to pledge approximately $2.3 million in cash collateral to obtain these bonds and letters of credit, and may be required to pledge substantial collateral to obtain the bonds or letters of credit in the future. See "Business -- Network Development -- Rights-of-Way" and
"-- Regulation."

     Potential Liability of Internet Access Providers. The law governing the liability of on-line services providers and Internet access providers for participating in the hosting or transmission of objectionable materials or information currently is unsettled. Under the terms of the Telecommunications Act, both civil and criminal penalties can be imposed for the use of interactive computer services for the transmission of certain indecent or obscene communications. While this provision has been stayed by a federal court (American Civil Liberties Union v. Janet Reno, C.A. No. 96-963 (U.S. Dist. Ct., E.D. Pa.)) while its constitutionality is being considered, many states have adopted or are considering adopting similar requirements. In addition, several private lawsuits have been filed seeking to hold Internet access providers accountable for information which they transmit. In one such case (Religious Technology Center v. NETCOM On-Line Communications Services, Inc. (U.S. Dist. Ct., N.D. Cal.)), the court ruled that an Internet access provider is not directly liable for copies that are made and stored on its computer but may be held liable as a contributing infringer where, with knowledge of the infringing activity, the Internet access provider induces, causes or materially contributes to another person's infringing conduct. While the outcome of these activities is uncertain, the ultimate imposition of potential liability on Internet access providers for information which they host, distribute or transport could materially change the way they must conduct business. To avoid undue exposure to such liability, Internet access providers could be compelled to engage in burdensome investigation of subscriber materials or even discontinue offering the service altogether.

     Dependence Upon Suppliers; Sole and Limited Sources of Supply. The Company relies on other companies to supply certain key components of its network infrastructure, including telecommunications services and networking equipment, which, in the quantities and quality demanded by the Company, are available only from sole or limited sources. The Company is also dependent upon ILECs to provide telecommunications services to the Company and its customers. The Company has from time to time experienced delays in receiving telecommunications services facilities, and there can be no assurance that the Company will be able to obtain such services on the scale and within the time frames required by the Company at an affordable cost, or at all. Any failure to obtain such services or additional capacity on a timely basis at an affordable cost, or at all, would have a material adverse effect on the Company's business, financial condition and results of operations. The Company also is dependent on its suppliers' ability to provide necessary products and components that comply with various Internet and telecommunications standards, interoperate with products and components from other vendors and function as intended when installed as part of the network infrastructure. Any failure of the Company's sole or limited source suppliers to provide products or components that comply with Internet standards, interoperate with other products or components used by the Company in its network infrastructure or by its customers or fulfill their intended function as a part of the network infrastructure could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business."

     Dependence on Key Personnel. The Company is currently managed by a small number of key management and operating personnel whose efforts will largely determine the Company's success. The success of the Company also depends upon its ability to hire and retain qualified operating, marketing, financial, accounting and technical personnel. Competition for qualified personnel in the telecommunications industry is intense and, accordingly, there can be no assurance that the Company will be able to continue to hire or retain necessary personnel. The loss of key management personnel would likely have a material adverse impact on the Company. See "Management."

     Control by Certain Stockholders and Management. Upon completion of this offering in which the Purchaser Stockholders have agreed in principle to purchase an aggregate of 3,600,000 of the shares being offered hereby, the Company's directors, executive officers and principal stockholders will beneficially own approximately 73.6% of the outstanding Common Stock (including shares issuable (i) upon conversion of the Preferred Stock, (ii) in payment of $7.5 million of accrued dividends in connection with the conversion of 434,481 shares of Preferred Stock and (iii) upon exercise of currently exercisable options and warrants held by these stockholders), including 29.9%, 19.2% and 8.6% of the then outstanding Common Stock which will be beneficially owned by The Huff Alternative Income Fund, L.P. ("Huff"), ING Equity Partners, L.P. ("ING") and affiliates of First Analysis Corporation ("FAC"), respectively. Accordingly, if they choose to act together, these persons will be able to control the election of the Board of Directors and other matters voted upon by the stockholders. A sale by one or more of these principal stockholders to third parties could trigger the right of the holders of the Notes to require the Company to repurchase the Notes (a "Change of Control Offer"). In the event that a Change of Control Offer occurs at a time when the Company does not have sufficient available funds to pay the Change of Control Purchase Price (as defined in the Indentures) for all Notes tendered, or at a time when the Company is prohibited from purchasing the Notes, an Event of Default (as defined in the Indentures) could occur under the relevant Indenture. See "Management," "Principal Stockholders" and "Description of Certain Indebtedness -- 2005 Notes and 2006 Notes."

     Limited Trading Market and Possible Volatility of Price of the Common Stock. The Company's Common Stock has been listed on the Nasdaq Stock Market since May 22, 1996, is thinly traded and has experienced significant price volatility. There can be no assurance that, after the completion of this offering, the Company's Common Stock will be traded more actively or that its price fluctuations will be less volatile. From March 3, 1995 through May 21, 1996, the Company's Common Stock was quoted on the Nasdaq SmallCap Market. The market price of the Common Stock could be subject to wide fluctuations in response to quarterly variations in the Company's results of operations, changes in earnings estimates by analysts, conditions in the telecommunications industry (particularly among CAPs or CLECs) or general market or economic conditions. In addition, in recent years, the stock market has experienced price and volume fluctuations. These fluctuations often have had a particularly substantial effect on the market prices for many emerging growth companies, often unrelated to their specific operating performances. Such market fluctuations could adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

     Shares Eligible for Future Sale; Registration Rights. Upon completion of this offering and the simultaneous conversion of the Preferred Stock into Common Stock, the Company will have outstanding approximately 35,054,297 shares of Common Stock, assuming 1,601,474 shares are issued in payment of accrued dividends on 434,481 shares of Preferred Stock. The 8,000,000 shares offered hereby (other than the shares sold to the Purchaser Stockholders in this offering or otherwise acquired by affiliates) and approximately 2,862,918 of the approximately 25,543,973 shares outstanding prior to this offering (after giving effect to the conversion of the Preferred Stock, but excluding the 1,601,474 shares assumed to be issued in payment of accrued dividends on 434,481 shares of Preferred Stock ) are freely transferable without registration under the Securities Act of 1933, as amended (the "Securities Act"). The approximately 22,591,055 remaining shares outstanding prior to this offering are "restricted securities" as that term is defined in Rule 144 of the Securities Act, approximately 21,439,836 of which are subject to the Lock-Up Agreements described below. Assuming the recently adopted amendments to Rule 144 became effective as of the date of this Prospectus (such amendments become effective on April 29, 1997), approximately 1,202,185 of the restricted shares will be freely transferable under Rule 144(k) and approximately 20,242,633 of the restricted shares will be saleable subject to certain volume and manner of sale restrictions under Rule 144. All shares to be issued in payment of accrued dividends on shares of Preferred Stock will be saleable subject to Rule 144 limitations. Of the shares freely transferable under Rule 144(k) or saleable subject to Rule 144 limitations, approximately 20,404,163 shares are subject to the Lock-Up Agreements described below. Of the approximately 20,242,633 shares eligible for sale under Rule 144, approximately 273,945 shares will have become freely transferable under Rule 144(k) on September 1, 1997 and an additional approximately 21,959 shares will have become freely transferable under Rule 144(k) on January 1, 1998, respectively, assuming such shares are still held by non-affiliates of the Company on each of those dates. By September 1, 1997, an additional approximately 45,000 restricted shares will have become saleable subject to Rule 144 limitations, with an additional approximately 16,042 restricted shares becoming saleable subject to Rule 144 limitations by January 1, 1998. If, in addition to the holders of 434,481 shares of Preferred Stock, the holders of the remaining 26,773 outstanding shares of Preferred Stock choose to accept shares of Common Stock in lieu of accrued dividends on their shares of Preferred Stock, up to 120,653 additional shares of Common Stock may be issued. All calculations set forth above as to shares freely transferable under Rule 144(k) or eligible for sale under Rule 144 assume that current affiliates of the Company remain affiliates as of the respective dates indicated.

     The holders of 24,896,764 shares of Common Stock and 521,540 shares of Common Stock (including, in each case, shares issued or issuable upon conversion of the Preferred Stock and exercise of options and warrants which are or will have become vested during the applicable lock-up period) have executed or have agreed to execute an agreement not to sell or otherwise dispose of any of those shares of Common Stock or shares of Common Stock acquired in this offering or all or substantially all shares acquired as a result of the payment of accrued dividends on converted shares of Preferred Stock for a period of 180 days and 90 days, respectively, from the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated (the "Lock-up Agreements").

     Holders of substantially all of the shares of Common Stock (i) outstanding (other than the shares being offered hereby), (ii) issuable upon conversion of the Preferred Stock and in payment of accrued dividends thereon and (iii) issuable upon exercise of outstanding options and warrants have either piggyback or demand registration rights relating to those shares. Holders of approximately 2,998,430 outstanding shares and approximately 22,548,979 shares issuable upon conversion of the Preferred Stock and exercise of options and warrants have waived or agreed to waive their rights to "piggyback" on this offering or prior Company offerings and/or to demand registration of their shares until 180 days after consummation of this offering. The Company has agreed to use its commercially reasonable efforts to register all shares as to which piggyback and demand rights were waived on or before the 210th day following consummation of this offering (in which all security holders with registration rights may have the right to include their shares). As a result, the Company's ability to raise additional cash through a public offering of its equity securities may be limited. There can be no assurance that persons with piggyback and demand registration rights who have not waived or agreed to waive those rights (holding up to approximately 1,147,173 shares of outstanding Common Stock and up to approximately 343,218 shares of Common Stock issuable upon conversion of Preferred Stock or exercise of options and warrants) will not request the Company to file a registration statement for their shares prior to 180 days after this offering or that such security holders will not seek damages from the Company for any alleged breach of such security holders' registration rights in connection with this offering or past Company offerings. Additionally, the Company has an obligation to register under the Securities Act 1,000,000 of the 1,030,000 shares of Common Stock issued in the Cybergate Acquisition no later than 210 days after the consummation of this offering, but in no event later than December 31, 1997, and is required to register up to 150,000 additional shares which may be issued in connection with the Cybergate Acquisition no later than 60 days after such issuance. These shares will be freely transferable upon such registration. The Company also has an obligation to register under the Securities Act any shares issued to MCI in the MCI Transaction (see "Recent Developments"), on the later of (i) the first anniversary of the date of this Prospectus and (ii) the 121st day following the effective date of a demand registration statement filed for MCI (which the Company may be obligated to file as early as seven months after the date of this Prospectus). MCI also has piggyback rights in respect of such shares. Such shares will be freely transferable upon any such registration.

     Of the approximately 13,381,563 shares reserved for issuance upon exercise of options and warrants outstanding on February 28, 1997 and in connection with the Company's Employee Stock Purchase Plan, approximately 2,352,640 shares and approximately 8,594,035 shares have been registered under the Securities Act on Form S-3 and Form S-8 registration statements, respectively. These numbers exclude the additional shares issuable upon exercise of the Warrants due to certain anti-dilution provisions, the extent of which will depend, in large part, on the amount by which the Average Price exceeds $4.70. Any additional shares issuable upon exercise of the Warrants will be registered under the Securities Act upon issuance. Accordingly, the shares issued upon exercise of such options or warrants or in connection with the Employee Stock Purchase Plan, will be freely transferable unless held by affiliates of the Company.

     The future sale pursuant to Rule 144 or pursuant to a registration statement for the outstanding restricted shares of Common Stock or the Common Stock underlying the options and warrants, the future sale of Common Stock for the Company's own account, or the exercise of registration rights by any security holder or the perception that such sales or exercise could occur, could have an adverse effect on the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of Common Stock. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

     The net proceeds to the Company from this offering are estimated to be approximately $36.8 million ($39.9 million if the Underwriters' over-allotment option is exercised in full), assuming 4,400,000 of the shares offered hereby are sold to the Underwriters and 3,600,000 of the shares are sold directly to the Purchaser Stockholders. The Company intends to use approximately $36.3 million of the net proceeds toward the completion of its 50-city local network plan, operation of its coast-to-coast, leased broadband data communications network and implementation of its local switched voice services and to fund negative cash flow. The Company has estimated that as of December 31, 1996, the total remaining capital required for implementing integrated networks and its other services and to fund negative cash flow through December 31, 1997 and December 31, 1998 was approximately $185 million and $335 million, respectively. However, unless the Company obtains additional funds after this offering, it will be unable to reach its goal of local networks in 50 cities. In addition, management anticipates that the Company's cash resources following this offering will be insufficient to fund the Company's continuing negative cash flow and the capital expenditures required to complete the Company's planned networks and successfully implement its growth strategy, and, further, that the Company will exhaust its cash resources during the third quarter of 1997, even if it halts construction on all additional networks and limits operations to the networks in service as of the date of this Prospectus. As a result, if the Company is unable to obtain additional cash through the sale of debt or equity securities or increases in existing or new credit facilities, the Company will be forced to curtail its planned network expansion and may be unable to fund its existing operations.

     In addition, the Company will use approximately $500,000 of net proceeds from this offering to pay a portion of the accrued dividends on its Preferred Stock, all of which will have been converted into 17,377,264 shares of Common Stock upon completion of this offering. The remainder of the $8.0 million of accrued dividends will be paid in 1,601,474 shares of Common Stock, using a $4.70 per share price.

     In addition, the Company from time to time considers potential acquisitions or other strategic arrangements that may fit the Company's strategic plan, although the Company is not currently negotiating any material transaction of this type. Any acquisitions are likely to require additional equity or debt financing, which the Company will seek to obtain, as required.

     Pending such uses, the Company intends to invest the net proceeds from this offering in short-term U.S. government securities.

                          PRICE RANGE OF COMMON STOCK

     From March 3, 1995 until May 21, 1996, the Company's Common Stock traded under the symbol "ACNS" on The Nasdaq SmallCap Market. Since May 22, 1996, the Company's Common Stock has been included on the Nasdaq Stock Market.

     The following table sets forth, for the periods indicated, the range of high and low closing bid quotations for the Common Stock obtained from the National Quotation Bureau for periods prior to March 3, 1995 and from The Nasdaq SmallCap Market for the period March 3, 1995 through May 21, 1996 and high and low closing sales prices for the Common Stock obtained from the Nasdaq Stock Market after May 21, 1996. No quotations for the Common Stock were available from the National Quotation Bureau for the first quarter of the fiscal year ended June 30, 1994, or any preceding period. The quotations as set forth below for periods prior to March 3, 1995, are believed to be representative of inter-dealer quotations, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                                             HIGH PRICE        LOW PRICE
                                                             ----------        ---------
        Fiscal Year Ended June 30, 1994
             Second Quarter...............................     $ 4.00            $3.00
             Third Quarter................................       4.75             3.00
             Fourth Quarter...............................       3.25             2.50
        Fiscal Year Ended June 30, 1995
             First Quarter................................     $ 4.50            $2.50
             Second Quarter...............................       4.25             3.50
             Third Quarter................................       3.75             3.50
             Fourth Quarter...............................       4.38             3.25
        Fiscal Year Ended June 30, 1996
             First Quarter................................     $ 7.50            $3.63
             Second Quarter...............................       6.75             5.00
             Third Quarter................................       9.00             5.00
             Fourth Quarter...............................      15.38             8.00
        Fiscal Period Ended December 31, 1996
             First Quarter................................     $13.25            $8.50
             Second Quarter...............................      12.38             9.88
        Fiscal Year Ending December 31, 1997
             First Quarter................................      11.13             6.50
             Second Quarter (through April 9).............       7.00             6.13

     On April 9, 1997, the last reported sales price for the Company's Common Stock as reported on The Nasdaq Stock Market was $6.125. As of December 31, 1996, there were approximately 269 holders of record of the Company's Common Stock.

                                DIVIDEND POLICY

     The Company has never paid dividends on its Common Stock and does not expect to declare any dividends on its Common Stock in the foreseeable future. The Company is, however, required to accrue quarterly dividends at an annual rate of 9% on its issued Preferred Stock. Such accrued dividends, totalling approximately $8.0 million as of the date of this Prospectus, will be paid $500,000 in cash and in 1,601,474 shares of Common Stock cumulative upon the consummation of this offering, at which time all of the Preferred Stock will have been converted into shares of Common Stock. The Company may not pay or declare any dividend or distribution in respect of its Common Stock unless all accrued and unpaid dividends on all outstanding shares of its Preferred Stock have been paid or declared and set apart for payment. In addition, the Indentures and a pledge agreement between the Company and AT&T Credit Corporation made in connection with the AT&T Credit Facility contain certain covenants that restrict the Company's ability to declare or pay dividends on its Common Stock. See "Description of Certain Indebtedness" and "Description of Capital Stock."

                                 CAPITALIZATION

     The following table sets forth the total cash and cash equivalents and capitalization of the Company (i) as of December 31, 1996, (ii) after giving pro forma effect to the Cybergate Acquisition and (iii) as further adjusted to give effect to the Cybergate Acquisition, the sale of 4,400,000 of the 8,000,000 shares of Common Stock offered hereby to the Underwriters and the sale of 3,600,000 shares directly to the Purchaser Stockholders and application of the estimated net proceeds therefrom, the conversion of 464,164 shares of Preferred Stock into 17,377,264 shares of Common Stock and payment of $446,000 and $6.5 million of accrued dividends in cash and in shares of Common Stock, respectively (the same proportion of accrued dividends payable that will be paid in cash and shares of Common Stock upon completion of this offering). See "Use of Proceeds" and "Unaudited Pro Forma Condensed Consolidated Financial Data." This table should be read in conjunction with the Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                                       DECEMBER 31, 1996
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------    ---------    -----------
                                                                         (IN THOUSANDS)
Cash and cash equivalents...................................  $ 78,618    $ 75,178      $ 111,557
                                                              ========    ========      =========
Long term debt
    12 3/4% Senior Discount Notes due 2006..................  $ 70,825    $ 70,825      $  70,825
    13% Senior Discount Notes due 2005......................   109,402     109,402        109,402
    Notes payable(1)........................................    29,311      29,717         29,717
    Other long-term liabilities.............................        --         693            693
    Dividends payable.......................................     6,946       6,946             --
                                                              --------    --------      ---------
         Total long-term debt...............................   216,484     217,583        210,637
Redeemable stock, options & warrants........................     2,000       2,000          2,000
Minority interest...........................................        --          --             --
Stockholders' equity (deficit):
    9% Series A-1 convertible preferred stock, par value
       $1.00 per share, 186,664 shares issued and
       outstanding; no shares, as adjusted(2)...............       187         187             --
    9% Series B convertible preferred stock, par value $1.00
       per share, 277,500 shares issued and outstanding; no
       shares, as adjusted..................................       278         278             --
    Common Stock, par value $0.01 per share, 75,000,000
       shares authorized, 6,784,996 shares issued and
       outstanding at December 31, 1996; 7,814,996 shares
       pro forma; 34,691,400 shares pro forma, as
       adjusted(3)(4).......................................        68          78            347
    Additional paid-in capital..............................    54,869      63,614        107,135
    Accumulated deficit.....................................   (82,440)    (82,440)       (82,440)
                                                              --------    --------      ---------
         Total stockholders' equity (deficit)...............   (27,038)    (18,283)        25,042
                                                              --------    --------      ---------
              Total capitalization..........................  $191,446    $201,300      $ 237,679
                                                              ========    ========      =========

---------------
(1) Consists primarily of the AT&T Credit Facility totalling $31.2 million, of which approximately $30.2 million had been drawn as of December 31, 1996.

(2) As of December 31, 1996, 1,500,000 shares of Preferred Stock, par value $1.00 per share, were authorized, of which 186,664 shares were designated as 9% Series A-1 Convertible Preferred Stock, 100,000 shares were designated as 9% Series B-1 Convertible Preferred Stock, 102,500 shares were designated as 9% Series B-2 Convertible Preferred Stock, 25,000 shares were designated as 9% Series B-3 Convertible Preferred Stock and 50,000 shares were designated as 9% Series B-4 Convertible Preferred Stock.

(3) Excludes 7,457,085 and 4,771,836 shares reserved for issuance upon exercise of options and warrants, respectively, outstanding at December 31, 1996, at a weighted average exercise price of $4.37 and 500,000 shares issuable in connection with the Company's Employee Stock Purchase Plan. Also excludes an increase in the number of shares issuable upon exercise of the Warrants (and a corresponding decrease in the weighted average exercise price set forth above), the extent of both of which will depend, in large part, on the amount by which the Average Price exceeds $4.70. If the Average Price is $7.32 (the per share average closing price for the 20 days prior to the date of this Prospectus), an additional 251,567 shares would be issuable upon exercise of the Warrants, and the weighted average exercise price set forth above would be reduced to $4.28 per share.

(4) The aggregate proceeds from the exercise of all warrants and options outstanding at December 31, 1996, would be approximately $53.4 million.

                         UNAUDITED PRO FORMA CONDENSED
                          CONSOLIDATED FINANCIAL DATA

     The following Unaudited Pro Forma Condensed Consolidated Financial Data consist of Unaudited Pro Forma Condensed Consolidated Statements of Operations for the fiscal year ended June 30, 1996 and for the fiscal period ended December 31, 1996 and an Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 1996 (collectively, the "Pro Forma Statements"). The Unaudited Pro Forma Condensed Consolidated Statements of Operations give effect to the Cybergate Acquisition as if it occurred on July 1, 1995 and the Unaudited Pro Forma Condensed Consolidated Balance Sheet gives effect to the Cybergate Acquisition as if it occurred on December 31, 1996.

     Management believes that, on the basis set forth herein, the Pro Forma Statements reflect a reasonable estimate of the Cybergate Acquisition based on currently available information. The pro forma financial data are presented for informational purposes only and do not purport to represent what the Company's financial position or results of operations would have been had the Cybergate Acquisition in fact occurred on the dates assumed or that may result from future operations. The pro forma data should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto which are included elsewhere in this Prospectus.

                                        FISCAL YEAR ENDED JUNE 30, 1996              FISCAL PERIOD ENDED DECEMBER 31, 1996(1)
                                 ----------------------------------------------   ----------------------------------------------
                                                                         THE                                              THE
                                   THE                                 COMPANY      THE                                 COMPANY
                                 COMPANY    CYBERGATE   ADJUSTMENTS   PRO FORMA   COMPANY    CYBERGATE   ADJUSTMENTS   PRO FORMA
                                 --------   ---------   -----------   ---------   --------   ---------   -----------   ---------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues........................ $  3,415    $ 3,723                  $  7,138    $  6,990    $ 2,636                  $  9,626
Operating expenses:
  Network development and
    operations..................    5,265      1,762      $    --        7,027       8,703      1,136       $  --         9,839
  Selling, general and
    administrative..............   13,464      1,378          100(2)    14,942      20,270      1,247          50(2)     21,567
  Noncash stock and
    compensation................    2,736         --           --        2,736         550         --          --           550
  Depreciation and
    amortization................    3,078        372          872(3)     4,322       4,911        245         436(3)      5,592
                                 --------    -------      -------     --------    --------    -------       -----      --------
      Total operating
        expenses................   24,543      3,512          972       29,027      34,434      2,628         486        37,548
                                 --------    -------      -------     --------    --------    -------       -----      --------
Operating income (loss).........  (21,128)       211         (972)     (21,889)    (27,444)         8        (486)      (27,922)
Non-operating income (expense)..   (6,067)       (27)        (320)(4)   (6,414)     (7,633)       (53)       (160)(4)    (7,846)
                                 --------    -------      -------     --------    --------    -------       -----      --------
Income (loss) before minority
  interest......................  (27,195)       184       (1,292)     (28,303)    (35,077)       (45)       (646)      (35,768)
Minority interest...............      413         --           --          413         160         --          --           160
                                 --------    -------      -------     --------    --------    -------       -----      --------
Net income (loss)...............  (26,782)       184       (1,292)     (27,890)    (34,917)       (45)       (646)      (35,608)
Preferred stock dividends and
  accretion.....................   (3,871)        --           --       (3,871)     (2,003)        --          --        (2,003)
                                 --------    -------      -------     --------    --------    -------       -----      --------
Net income (loss) to common
  stockholders.................. $(30,653)   $   184      $(1,292)    $(31,761)   $(36,920)   $   (45)      $(646)     $(37,611)
                                 ========    =======      =======     ========    ========    =======       =====      ========
Net loss per common
  stockholder................... $  (4.96)                            $  (4.40)   $  (5.48)                            $  (4.84)
                                 ========                             ========    ========                             ========
Weighted average number of
  common shares outstanding.....    6,185                   1,030(5)     7,215       6,734                  1,030(5)      7,764

---------------
(1) Subsequent to June 30, 1996, the Company changed its fiscal year-end from June 30 to December 31. Accordingly, data for the fiscal period ended December 31, 1996 is for the six months ended December 31, 1996.
(2) Represents expense related to a consulting agreement entered into by the Company with a former shareholder of Cybergate.
(3) Reflects amortization of goodwill over a 10 year period and accounting software over a three year period.
(4) Reflects amortization of consent solicitation fees over the remaining terms of the Notes.
(5) Excludes adjustment for shares of Common Stock issuable if Cybergate meets certain performance measures. Inclusion of such shares would be anti-dilutive.

                         UNAUDITED PRO FORMA CONDENSED
                   CONSOLIDATED FINANCIAL DATA -- (CONTINUED)

                                                               DECEMBER 31, 1996
                                                 ----------------------------------------------
                                                                                         THE
                                                   THE                                 COMPANY
                                                 COMPANY    CYBERGATE   ADJUSTMENTS   PRO FORMA
                                                 --------   ---------   -----------   ---------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
ASSETS
Current assets:
  Cash and cash equivalents..................... $ 78,618    $    60      $  (500)(1) $ 75,178
                                                                           (3,000)(2)
  Restricted cash...............................    2,342         --           --        2,342
  Accounts receivable...........................    2,429        127           --        2,556
  Other current assets..........................    1,203         51           --        1,254
                                                 --------    -------      -------     --------
       Total current assets.....................   84,592        238       (3,500)      81,330
Networks, furniture and equipment, net..........  136,083      2,317          100(3)   138,500
Goodwill........................................                            8,385(1)     8,385
Deferred financing fees.........................    8,380         --        3,000(2)    11,380
Other assets....................................      983         --           --          983
                                                 --------    -------      -------     --------
       Total assets............................. $230,038    $ 2,555      $ 7,985     $240,578
                                                 ========    =======      =======     ========
LIABILITIES, REDEEMABLE STOCK, OPTIONS AND
  WARRANTS, MINORITY INTEREST AND STOCKHOLDERS'
  EQUITY (DEFICIT)
Current liabilities:
  Accounts payable and accrued expenses......... $ 33,588    $   348      $    --     $ 33,936
  Notes payable -- current portion..............      872         --           --          872
  Customer deposits and advanced billings.......        0        338           --          338
  Other.........................................    4,132         --           --        4,132
                                                 --------    -------      -------     --------
       Total current liabilities................   38,592        686           --       39,278
Notes payable...................................  209,538        306          100(3)   209,944
Advances due to affiliates......................       --        551           --          551
Dividends payable...............................    6,946         --           --        6,946
Other...........................................        0        142           --          142
                                                 --------    -------      -------     --------
       Total liabilities........................  255,076      1,685          100      256,861
Redeemable stock, options, and warrants.........    2,000        347         (347)(1)    2,000
Minority interest...............................        0         --           --            0
Stockholders' equity (deficit)..................  (27,038)       523        8,232(1)   (18,283)
                                                 --------    -------      -------     --------
               Total liabilities, redeemable
                 stock, options and warrants,
                 minority interest and
                 stockholders' equity
                 (deficit)...................... $230,038    $ 2,555      $ 7,985     $240,578
                                                 ========    =======      =======     ========

---------------
(1) Records the Cybergate Acquisition for a purchase price of $8,755,000 (1,030,000 shares of Common Stock at $8.50 per share, the per share closing sales price of the Common Stock on January 17, 1997) plus estimated transaction expenses of $500,000. Excludes 150,000 additional shares of Common Stock which may be issued in 50,000 share increments (or a percentage thereof) on March 1, 1998, 1999 and 2000 if Cybergate achieves certain performance measures. In determining the cost of the identifiable assets and liabilities acquired, it has been assumed that an independent appraisal will result in fair values equal to the recorded book values as of the date of the Cybergate Acquisition. In the opinion of management, due to the nature of the assets and liabilities acquired, the fair values will approximate the book values. The preliminary allocation of the purchase price results in goodwill of approximately $8.4 million which will be amortized over 10 years.
(2) Records the payment of $3.0 million, including related transaction expenses for solicitation fees payable to holders of the Notes in order to obtain their consent to amend the Indentures. The amendments permit the Company to enter into certain acquisition transactions, including the Cybergate Acquisition.
(3) Reflects the non-exclusive assignment to Cybergate of certain accounting software for $100,000, payable over a three year period.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below as of and for the periods ended June 30, 1995 and 1996 and December 31, 1996 are derived from and qualified by reference to the audited Consolidated Financial Statements of the Company contained herein and the related notes thereto, and should be read in conjunction therewith and in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus. The Company's Consolidated Financial Statements as of and for the periods ended June 30, 1995 and June 30, 1996 and December 31, 1996 have been audited by KPMG Peat Marwick LLP, independent auditors. Subsequent to June 30, 1996, the Company has changed its fiscal year-end from June 30 to December
31. Accordingly, all data for the fiscal period ended December 31, 1996 is for the six months ended December 31, 1996. The consolidated financial data of the Company as of and for the six months ended December 31, 1995 have been derived from the unaudited Consolidated Financial Statements of the Company which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments which the Company considers necessary for a fair presentation of the results of operations and the financial condition for those periods. The consolidated financial data for the fiscal period ended December 31, 1996 are not necessarily indicative of results for a twelve-month fiscal year.

                                                    FISCAL YEAR ENDED JUNE      SIX MONTHS     FISCAL PERIOD
                                                             30,                  ENDED            ENDED
                                                    ----------------------     DECEMBER 31,    DECEMBER 31,
                                                      1995         1996            1995            1996
                                                    ---------    ---------     ------------    -------------
                                                                               (UNAUDITED)
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.........................................   $     389    $   3,415       $    989        $   6,990
Operating expenses...............................      14,797       24,543          7,966           34,434
                                                    ---------    ---------       --------        ---------
Income (loss) from operations....................     (14,408)     (21,128)        (6,977)         (27,444)
Interest and other income........................         218        4,410            777            2,757
Interest and other expense.......................        (170)     (10,477)        (2,835)         (10,390)
Debt conversion expense..........................        (385)          --             --               --
                                                    ---------    ---------       --------        ---------
Net income (loss) before minority interest.......     (14,746)     (27,195)        (9,035)         (35,077)
Minority interest(1).............................          48          413            156              160
                                                    ---------    ---------       --------        ---------
Net income (loss)................................     (14,698)     (26,782)        (8,879)         (34,917)
Preferred stock dividends and accretion..........      (1,071)      (3,871)        (1,854)          (2,003)
                                                    ---------    ---------       --------        ---------
Net income (loss) to common stockholders.........   $ (15,769)   $ (30,653)      $(10,734)       $ (36,920)
                                                    =========    =========       ========        =========

Net income (loss) per common share...............   $   (3.30)   $   (4.96)      $  (1.82)       $   (5.48)
                                                    =========    =========       ========        =========
Weighted average shares outstanding..............       4,772        6,185          5,901            6,734
OTHER DATA:
EBITDA(2)........................................   $  (7,443)   $ (14,901)      $ (4,855)       $ (21,822)
Depreciation and amortization....................         498        3,078            763            4,911
Capital expenditures.............................      15,303       60,856         17,657           64,574
BALANCE SHEET DATA (END OF PERIOD):
Cash and cash equivalents........................   $  20,351    $ 134,116       $ 57,348        $  78,618
Total assets.....................................      37,627      223,600        147,935          230,038
Long-term liabilities............................       4,723      189,072        110,176          216,484
Redeemable stock, options and warrants...........       2,931        2,155          2,660            2,000
Stockholders' equity (deficit)...................      22,141        8,982         26,308          (27,038)

---------------
(1) Minority interest represents a 7.25% ownership of AT&T Credit Corporation in the Company's subsidiaries that operate its networks in Louisville, Fort Worth, Greenville, Columbia and El Paso. See "Description of Certain Indebtedness."

(2) EBITDA consists of net income (loss) before net interest, income taxes, depreciation and amortization and noncash stock compensation and, in fiscal year ended June 30, 1995, debt conversion expense of $385,000. It is a measure commonly used in the telecommunications industry and is presented to assist in understanding the Company's operating results. However, it is not intended to represent cash flow or results of operations in accordance with Generally Accepted Accounting Principles. Noncash compensation expense associated with employee stock options was $6.4 million and $2.7 million in fiscal years ended June 30, 1995 and 1996, respectively, and $1.2 million and $550,000 in the six months ended December 31, 1995 and fiscal period ended December 31, 1996, respectively. See Note 6 of "Notes to Consolidated Financial Statements."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth under the caption "Risk Factors," which could cause actual results to differ materially from those indicated by such forward-looking statements. The following discussion should be read in conjunction with the consolidated financial statements and the related notes thereto included elsewhere in this Prospectus.

OVERVIEW

     ACSI is a provider of integrated local voice and data communications services to commercial customers primarily in mid-size metropolitan markets in the southern United States. The Company is a rapidly growing CLEC, supplying businesses with advanced telecommunications services through its digital SONET-based fiber optic local networks. To date, the Company has derived substantially all of its revenues from the sale of dedicated services, generally at a discount to the price of the ILECs. The Company's dedicated services include special access, switched transport and private line services.

     As a supplement to its dedicated services, in January 1997, the Company introduced local switched voice services in two of its markets and began offering local switched voice services in three additional markets by March 1997. The Company's local switched services include local exchange services (dial tone), advanced ISDN and enhanced voice services. In late 1996, the Company also deployed ACSINet, a coast-to-coast, leased broadband data communications network through which the Company offers frame relay, ATM and Internet access services to both ISPs and local businesses. As of March 31, 1997, the Company had ACSINet data POPs in 42 markets, including all but one of the markets in which the Company has operational local networks. Additionally, principally through the Cybergate Acquisition, the Company has begun providing Internet services. The Cybergate Acquisition provides a foundation to support the Company's Internet service offerings to ISPs in existing ACSI markets and to end users in targeted ACSI markets.

     During 1996, the Company increased the number of its operational local networks from nine to 21 and increased its route miles in service from 136 to
697. As of March 31, 1997, the Company had 28 operational local networks and had 8 additional local networks under construction. The Company is actively developing marketing and engineering plans necessary to achieve its goal (subject to its ability to obtain sufficient additional funds after this offering) of 50 local networks operating by December 1998.

     The Company provides dedicated services to IXCs and to those business and government end users whose volumes of voice and data traffic are large enough to warrant paying a fixed monthly charge for a specific capacity requirement rather than a usage-based variable charge. These monthly charges vary according to the capacity of each circuit, the volume of individual circuits ordered by the customer, the mileage of the circuits, the need for any ancillary services and the term of the service contract, but are typically less than the rates charged by the ILECs for similar services, volumes and terms. For the fiscal period ended December 31, 1996, 40% of the Company's revenues were generated by four of the largest IXCs.

     Beginning in the fiscal quarter ended December 31, 1996, the Company began providing and plans to continue to provide, local switched voice services, such as local dial tone, termination of local calling, Centrex services, PBX trunking, switched access and enhanced voice services, initially to existing and new corporate customers in buildings already connected to the Company's local networks. Revenues from the Company's local switched voice services will be generated from fixed and usage-based charges billed directly to the end user at rates below those charged by ILECs for similar services. The Company began generating revenues from its local switched voice services during the first quarter of 1997.

     In December 1996, the Company began providing high-speed data services to ISPs and corporate, institutional and government customers. ACSI's data services revenues are generated from either flat rate or usage-based recurring charges based on network access speed and the data throughput rate of data requested by the end user as well as from non-recurring charges for installation and provisioning. Principally through the Cybergate Acquisition, ACSI has begun to offer direct Internet access to commercial and consumer end users as well as provide private label Internet services for the Company's strategic distribution partners throughout all of the Company's markets. Revenues from the Company's Internet services will be generated from usage-based variable rates charged directly to the end user by the Company.

     The Company believes that integration of its SONET-based fiber optic local networks and its coast-to-coast, leased broadband data communications network will provide a platform for the provision of a wide variety of voice, high-speed data and other communications services at a reduced cost. While the Company may offer its services to customers that are not directly connected to its integrated network through resale of the ILEC's network, the Company believes that it can gradually migrate many of these off-net customers to higher margin on-net accounts as it increases penetration of all its services within a given building. As a result, the capital investment of connecting additional buildings and customers to ACSI's integrated network should become more cost-effective. Over time, the Company believes it can increase its market share of all of its service offerings as a result of the reliability and quality of its integrated network, prompt customer service, competitive pricing, cross marketing/bundling synergies and new service offerings over its target 50-city local network market area.

     Where technically feasible and economically practicable, the Company's local switched voice services will be offered through a hubbed switching strategy by using leased switch capacity in a large, centrally located market to provide services within that market and to serve several other markets located within the same geographical area via remote switching modules. The Company believes that this strategy, if successfully implemented, could reduce the cost associated with installing a fully configured switch in markets which otherwise may be too small to justify the investment. By aggregating switched traffic from multiple small markets through a central hub switch, the Company also expects to realize reduced operating expenses associated with switch engineering and maintenance. As of March 31, 1997, the Company had long-term operating leases for nine Lucent 5ESS switches. The use of operating leases, rather than the acquisition of such equipment reduces the Company's capital requirements but negatively impacts its EBITDA.

     ACSI is operating its coast-to-coast, leased broadband data communications network via high bandwidth (DS-3) longhaul circuits pursuant to multi-year operating leases with various IXCs. Network connectivity within each node will be via OC-3 bandwidth, enabling the transparent migration of longhaul circuits to OC-3 capacity as needed. Ultimately, the platform technology is capable of upgrading the backbone to OC-12 without further modification.

     Initially, the Company expects to experience negative cash flow from operations in each of its operating local networks. The Company estimates that because of the reduced operating costs associated with its smaller local networks and its single point of service sales force, it can achieve operating cash flow breakeven (i.e., positive EBITDA before overhead allocations) on dedicated access services provided on its local networks within ten to 15 months from the start of those services. Thereafter, the Company anticipates that its profit margins will increase as each local network is expanded to connect additional customers directly to its network backbone and as off-net customers migrate to on-net status (thus allowing the Company to retain the portion of customer charges previously paid out to the ILEC for resale of ILEC facilities). The Company will also experience initial negative cash flow from operations as its data, local switched voice and Internet services are introduced and until networks providing those services reach operating cash flow breakeven.

  Capital Expenditures; Operating Cash Flow

     The costs associated with the initial construction and operation of local networks may vary greatly, primarily due to market variations in geographic and demographic characteristics and the types of construction technologies which can be used to deploy the network. Management estimates that construction of the initial one-to-three mile local network backbone and installation of related network transmission equipment for dedicated services for each market will cost generally between $3.5 million and $6.0 million, depending on the size of the market served. Including planned expansion routes, total capital expenditures per network are estimated to average $6.0 million. In addition to capital expenditure requirements, the Company incurs sales and marketing (including sales commissions) and operating expenses and other expenses such as property taxes and, in certain markets, franchise fees. Prior to the completion of local network construction, certain of these expenses, to the extent they are related to pre-service construction, are capitalized. These capitalized expenses, estimated by management to be between approximately $500,000 and $1.0 million per local network, are amortized over the anticipated life of the network. These costs vary depending on the size of the market, the length of time required to build out the network and the rate of growth of the customer base.

     The Company has never been profitable, has never generated positive cash flow from consolidated operations and, since its inception has incurred significant net operating losses and negative cash flow. The Company's continued development, construction, expansion, operation and potential acquisition of local networks, as well as the further development of new services, including local switched voice and high-speed data services, will require substantial capital expenditures and the Company expects to continue to incur operating losses and negative cash flows from operations for at least the next several years. The Company estimates that through December 31, 1997 and December 31, 1998, remaining capital required for implementation of its integrated networks and its other services and to fund negative cash flow will be approximately $185 million and $335 million, respectively. At December 31, 1996, the Company had approximately $78.6 million of cash and cash equivalents available for this purpose. Management anticipates that the Company's cash resources following this offering will be insufficient to fund the Company's continuing negative cash flow and the capital expenditures required to complete the Company's planned networks. Furthermore, without an infusion of additional cash following this offering, the Company will exhaust its cash resources during the third quarter of 1997, even if it halts construction on all additional networks and limits operations to the networks in service as of the date of this Prospectus. See
"-- Liquidity and Capital Resources."

RESULTS OF OPERATIONS

FISCAL PERIOD ENDED DECEMBER 31, 1996 COMPARED TO SIX MONTHS ENDED DECEMBER 31, 1995

  Revenues

     During the fiscal period ended December 31, 1996, the Company recorded revenues of $7.0 million as compared to revenues of $988,877 during the six months ended December 31, 1995. Four of the largest IXCs accounted for approximately $2.8 million, or 40%, of revenues for the fiscal period ended December 31, 1996.

     Other network information is as follows:

                             NETWORKS                                          VOICE
      AS OF THE PERIOD          IN         ROUTE     FIBER     BUILDINGS       GRADE       FULL TIME
           ENDED:           OPERATION      MILES     MILES     CONNECTED    EQUIVALENTS    EMPLOYEES
    ---------------------   ----------    -------    ------    ---------    -----------    ---------
    December 31, 1995            9          136       5,957       100          82,055         111
    December 31, 1996           21          697      48,792       595         384,134         322

  Total Operating Expenses

     Network development and operating expenses for the fiscal period ended December 31, 1996 increased to $8.7 million from $2.9 million in the six months ended December 31, 1995, reflecting significant increases in personnel, network development and non-payroll operating expenses. Related personnel costs increased to $3.9 million in the fiscal period ended December 31, 1996, from approximately $1.5 million in the six months ended December 31, 1995. Other operating expenses related to the development of prospective new markets, which include expenses such as contract labor and legal expenses and certain franchise fees, travel expenses, rent, utilities, charges and taxes increased to $4.8 million in the fiscal period ended December 31, 1996 from approximately $1.4 million in the six months ended December 31, 1995.

     In the fiscal period ended December 31, 1996, selling, general and administrative expenses increased to $20.3 million from $3.1 million in the six months ended December 31, 1995. Related personnel costs increased to $6.6 million in the fiscal period ended December 31, 1996 from $1.5 million in the six months ended December 31, 1995, and corresponding operating costs increased to $13.7 million in the fiscal period ended December 31, 1996 from $1.6 million in the six months ended December 31, 1995. This increase reflected costs associated with the Company's efforts in the rapid expansion of its services offered, network deployment and geographic coverage as well as significantly increasing its national and local city sales, marketing and administrative staffs and increased legal and other consulting expenses associated with its programs for obtaining regulatory approvals and certifications and providing quality network services.

     Depreciation and amortization expenses increased to $4.9 million in the fiscal period ended December 31, 1996 from $762,657 in the six months ended December 31, 1995. The Company increased its capital assets to $144.4 million as of December 31, 1996, from the $32.6 million in capital assets as of December 31, 1995. Non-cash stock compensation expense decreased to $549,545 for the fiscal period ended December 31, 1996 from $1.2 million for the six months ended December 31, 1995. This expense reflects the Company's accrual of non-cash costs for options granted to key executives, employees and others arising from the difference between the exercise price and the valuation prices used by the Company to record such costs and from the vesting of those options. Certain of these options had put rights and other factors that required variable plan accounting in both 1996 and 1995 but, on or about June 30, 1995, the Company renegotiated contracts with certain of its officers, establishing a limit of $2.5 million on the Company's "put right" obligations with respect to those contracts. Between July 1, 1995 and June 30, 1996, the limit was further reduced to $2.0 million.

     During the fiscal period ended December 31, 1996, the Company incurred a net operating loss of $27.4 million and generated negative cash flow from operations of $6.7 million, compared to a net operating loss of $7.0 million and negative cash flow from operations of $4.8 million in the six months ended December 31, 1995.

  Interest and Other Expenses

     Interest and other income increased to $2.8 million for the fiscal period ended December 31, 1996 from $777,504 in the six months ended December 31, 1995. Interest and other expense increased to $10.4 million in the fiscal period ended December 31, 1996 from $2.8 million in the six months ended December 31, 1995. The increase in interest and other income reflects the significant increase in available funds from the Company's sale of its 9% Series B Preferred Stock in June and November 1995, the 2005 Notes in November 1995 and the 2006 Notes in March 1996. The increase in interest and other expenses reflected the accrual of interest related to the 2005 Notes and 2006 Notes and the Company's increased borrowings under the AT&T Credit Facility. Payments of principal and interest on the AT&T Credit Facility will begin in calendar 1997, payments of interest on the 2005 Notes will not begin until November 2000 and payments of interest on the 2006 Notes will not begin until October 2001.

     AT&T Credit Corporation's minority interest in certain of the Company's operating subsidiaries, reduced operating losses by approximately $160,370 for the fiscal period ended December 31, 1996, and by $155,861 for the six month period ended December 31, 1995.

  FISCAL YEAR ENDED JUNE 30, 1996 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1995

  Revenues

     During the fiscal year ended June 30, 1996 ("fiscal 1996"), the Company recorded revenues of $3.4 million as compared to revenues of $388,887 during the fiscal year ended June 30, 1995 ("fiscal 1995"). Four of the largest IXCs accounted for approximately $2.1 million, or 60%, of revenues for fiscal 1996 as compared to fiscal 1995 when three of the largest IXCs accounts for approximately $331,000, or 85% of revenues for fiscal 1995, reflecting the Company's increased sales to end users during fiscal 1996.

  Total Operating Expenses

     Network development and operations expenses for fiscal 1996 increased to $5.3 million from $3.3 million in fiscal 1995, reflecting significant increases in personnel, network development and non-payroll operating expenses. These increased costs were associated with developing and establishing centralized engineering, circuit provisioning and network management functions, constructing and initially operating the Company's competitive access networks and performing market feasibility, engineering, rights-of-way and regulatory evaluations in additional target cities. Related personnel costs increased to $4.5 million in fiscal 1996 from approximately $1.3 million in fiscal 1995. Other operating expenses related to the development of prospective new markets, which include expenses such as contract labor and legal expenses and certain franchise fees, travel expenses, rent, utilities, charges and taxes, decreased to $800,212 in fiscal 1996 from approximately $1.9 million in fiscal 1995.

     In fiscal 1996, selling, general and administrative expenses increased to $13.5 million from $4.6 million in fiscal 1995. Related personnel costs increased to $3.2 million in fiscal 1996 from $2.0 million in fiscal 1995, and corresponding operating costs increased to $10.2 million in fiscal 1996 from $2.2 million in fiscal 1995. This increase reflected costs associated with the Company's efforts in expanding its national and local city sales, marketing and administrative staffs, as well as increased legal and other consulting expenses associated with its aggressive programs for obtaining regulatory approvals and certifications and providing quality network services.

     Depreciation and amortization expenses increased to $3.1 million in fiscal 1996 from $497,811 in fiscal 1995. During fiscal 1996 the Company increased its capital assets to approximately $80.2 million, representing an increase from $15.9 million at the end of fiscal 1995. Non-cash stock compensation expense decreased to $2.7 million for fiscal 1996 from $6.4 million for fiscal 1995. This expense reflects the Company's accrual of non-cash costs for options and warrants granted to key executives, employees and others arising from the difference between the exercise price and the valuation prices used by the Company to record such costs and from the vesting of those options and warrants. Certain of these options had put rights and other factors that required variable plan accounting in fiscal 1994 and fiscal 1995 but, at the end of fiscal 1995, the Company renegotiated contracts with certain of its officers, establishing a limit of $2.5 million on the Company's put right obligations with respect to those contracts. During fiscal 1996, the limit was further reduced to $2.0 million.

  Interest and Other Expenses

     Interest and other income increased to $4.4 million for fiscal 1996 from $217,525 in fiscal 1995. Interest expense and other costs increased to $10.5 million in fiscal 1996 from $170,095 in fiscal 1995. These increases in interest income and expenses reflected the significant increase in available funds from the Company's sale of its 9% Series B Preferred Stock in June and November 1995 and the 2005 Notes in November 1995. The increase in interest and other expenses reflected the accrual of interest related to the 2005 Notes and the Company's increased borrowings under its secured financing facility with AT&T Credit Corporation (the "AT&T Credit Facility"). Payments of principal and interest on the AT&T Credit Facility will begin in calendar 1997, payments of interest on the

2005 Notes do not begin until November 2000 and payments of interest of the 2006 Notes do not begin until October 2001.

     Debt conversion expense in fiscal 1995 totaled $385,000, reflecting expenses incurred in connection with the conversion of certain of the Company's debt to equity in September 1994. AT&T Credit Corporation's minority interest in the Company's operating subsidiaries for which it provided funding, reduced operating losses by approximately $412,606 for fiscal 1996, and by $48,055 for fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

     To date, the Company has funded the construction of its local networks and its operations with external financing. Prior to November 1995, the primary sources of funds used to finance the building of existing networks and the completion of new targeted networks were two Preferred Stock private offerings completed in October 1994 and June 1995, through which the Company raised an aggregate of approximately $39.6 million before related expenses, and the AT&T Credit Facility, through which the Company has financing commitments for $31.2 million. On November 14, 1995, the Company completed a private offering of the 2005 Notes and the Warrants from which the Company received approximately $96.1 million in net proceeds. The 2005 Notes will accrete to an aggregate principal amount of $190.0 million by November 1, 2000, after which cash interest will accrue and be payable on a semi-annual basis. The Company also received net proceeds of approximately $4.7 million from the private sale of an additional 50,000 shares of its Preferred Stock to a principal stockholder and the exercise by that stockholder of warrants to purchase 214,286 shares of Common Stock acquired in the Company's June 1995 Preferred Stock private placement. On March 21, 1996, the Company completed a private offering of the 2006 Notes from which the Company received net proceeds of approximately $61.8 million. The 2006 Notes will accrete to an aggregate principal amount of $120.0 million by April 1, 2001, after which cash interest will accrue and be payable on a semi-annual basis.

     The Company's continued development, construction, expansion, operation and potential acquisition of local networks, as well as the further development of new services, including local switched voice and high-speed data services, will require substantial capital expenditures and the Company expects to continue to incur operating losses and negative cash flows from operations for at least the next several years. The Company estimates that through December 31, 1997 and December 31, 1998, remaining capital required for implementation of its integrated networks and its other services and to fund negative cash flow will be approximately $185 million and $335 million, respectively. At December 31, 1996, the Company had approximately $78.6 million of cash and cash equivalents available for this purpose. The Company's expectations of required future capital expenditures are based on the Company's current estimates and the current state and federal regulatory environment. There can be no assurance that actual expenditures will not be significantly higher or lower. In addition, there can be no assurance that the Company will be able to meet its strategic objectives or that such funds, if available, will be available on a timely basis or on terms that are acceptable to the Company. In addition, the Company continues to consider potential acquisitions or other strategic arrangements that may fit the Company's strategic plan. Although the Company has had discussions concerning such potential acquisitions or arrangements, with the exception of the MCI Transaction, to date no agreements have been reached with regard to any particular acquisition. Any such acquisitions or strategic arrangements that the Company might consider are likely to require additional equity or debt financing, which the Company will seek to obtain as required.

     Management anticipates that the Company's cash resources following this offering will be insufficient to fund the Company's continuing negative cash flow and the capital expenditures required to complete the Company's planned networks although approximately $36.3 million of the net proceeds from this offering will be used for these purposes. Furthermore, without an infusion of additional cash following this offering, the Company will exhaust its cash resources during the third quarter of 1997, even if it halts construction on all additional networks and limits operations to the networks in service as of the date of this Prospectus. To meet its additional remaining capital requirements and to successfully implement its growth strategy, ACSI will be required to sell additional equity securities, increase its existing credit facility, acquire additional credit facilities or sell additional debt securities, certain of which would require the consent of the Company's debtholders. Furthermore, before incurring additional indebtedness, the Company may be required to seek additional equity financing to maintain balance sheet and liquidity ratios required under certain of its debt instruments and, as a result of the registration rights of certain of the Company's security holders, the Company's ability to raise capital through a public offering of equity securities may be limited. Accordingly, there can be no assurance that the Company will be able to obtain the additional financing necessary to satisfy its cash requirements or to successfully implement its growth strategy, in which event the Company will be forced to curtail its planned network expansion and may be unable to fund its ongoing operations.

     Preferred Stock. In October 1994, the Company completed the private placement of 186,664 shares of its 9% Series A Convertible Preferred Stock, par value $1.00 per share (which was later exchanged for Series A-1 Preferred Stock that will convert into 7,466,560 shares of Common Stock simultaneous with the completion of this offering) with accompanying warrants to purchase an aggregate of 2,674,506 shares of Common Stock, for an aggregate consideration of $16.8 million (before deduction of estimated offering expenses), including the conversion of $4.3 million of outstanding debt. Of the warrants sold in October 1994, warrants to acquire 1,491,222 shares of Common Stock were exercised by a principal stockholder for an aggregate exercise price of approximately $100,000. See "Principal Stockholders."

     In June 1995, the Company completed a private placement of 227,500 shares of its Series B Preferred Stock with accompanying warrants to purchase an aggregate of 1,584,303 shares of Common Stock, for an aggregate consideration of $22.8 million. In addition, in November 1995, the Company completed a private placement of 50,000 shares of its Series B Preferred Stock together with the exercise of accompanying warrants to purchase 214,286 shares of Common Stock to a principal stockholder for an aggregate consideration of $4.7 million. The Series B Preferred Stock will convert into an aggregate of 9,910,704 shares of Common Stock simultaneous with the completion of this offering.

     Under the terms of the Preferred Stock, the Company is required to accrue quarterly dividends at an annual rate of 9% of the face value of the Preferred Stock outstanding. Such accrued dividends will be payable cumulatively beginning January 1, 1998, or earlier upon conversion into Common Stock, subject to certain covenants contained in the Indentures. The Preferred Stock will convert into an aggregate of 17,377,264 shares of Common Stock upon completion of this offering, at which time the Company will pay accrued dividends on the Preferred Stock of approximately $8.0 million, $500,000 of which will be paid in cash and the remainder of which will be paid in 1,601,474 shares of Common Stock.

     AT&T Credit Facility. In October 1994, the Company entered into the AT&T Credit Facility pursuant to which AT&T Credit Corporation has agreed to provide up to $31.2 million in financing for the development and construction of fiber optic local networks by five of the Company's subsidiaries. In connection with each loan made under the AT&T Credit Facility, AT&T Credit Corporation purchased 7.25% of the capital stock of the funded subsidiary, and ACSI pledged the other shares and the assets of the subsidiary to AT&T Credit Corporation as security for the loan. During fiscal 1995, the Company's subsidiaries in Louisville, Fort Worth, Greenville and Columbia entered into loan agreements under the AT&T Credit Facility providing for AT&T Credit Corporation funding of up to $19.8 million in the aggregate, and, in September 1995, the Company's subsidiary in El Paso entered into a loan agreement under the AT&T Credit Facility providing for up to $5.5 million of AT&T Credit Corporation funding. As of December 31, 1996, an aggregate of $30.2 million had been borrowed under these agreements. Principal amounts payable on the AT&T Credit Facility during 1997 are approximately $872,000.

EFFECTS OF NEW ACCOUNTING STANDARDS

     In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of, which requires the Company to review for the impairment of long-lived assets and certain identifiable intangibles to be held and used by the Company whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. Adoption of SFAS No. 121 did not have a material impact on the Company's Consolidated Financial Statements in the fiscal period ended December 31, 1996.

     In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation, which establishes a fair value-based method for financial accounting and reporting stock-based employee compensation plans. However, the new standard allows compensation to continue to be measured by using the intrinsic value-based method accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, but requires expanded disclosures. SFAS No. 123 is effective for fiscal years that begin after December 15, 1995. The Company has elected to continue to apply the intrinsic value-based method of accounting for stock options.

                                    BUSINESS

INDUSTRY OVERVIEW

     The continuing deregulation of the telecommunications industry and technological change have resulted in an increasingly information-intensive business environment. Regulatory, technological, marketing and competitive trends have expanded substantially the Company's opportunities in the converging voice and data communications services markets. Regulatory initiatives, such as the Federal Telecommunications Act, are expected to expand opportunities in the local telecommunications services market, the size of which is estimated to be approximately $100 billion in 1997. Technological advances, including rapid growth of the Internet, the increased use of packet switching technology for voice communications and the growth of multimedia applications, are expected to result in substantial growth in the high-speed data services market to approximately $10 billion by 2000 compared to $1 billion in 1995.

     Dedicated Services. Competition in the local exchange services market began in the mid-1980s. In New York City, Chicago and Washington, D.C., newly formed companies provided dedicated non-switched services by installing fiber optic facilities connecting POPs of IXCs within a metropolitan area and, in some cases, connecting business and government end users with IXCs. Most of the early CAPs operated limited networks in the central business districts of major cities in the U.S. where the highest concentration of voice and data traffic, including IXC traffic, is typically found. CAPs used the substantial capacity and economies of scale inherent in fiber optic cable to offer customers service that was generally less expensive and of higher quality than could be obtained from the ILECs due, in part, to antiquated copper-based facilities used in many ILEC networks.

     Local Switched Voice Services. Initially, CAPs could compete effectively only for special access and private line services to customers in buildings directly connected to their separate networks, but the FCC Interconnection Decisions in 1992 and 1993 allowed CAPs to increase the number of customers and markets serviced significantly without physically expanding their networks. Those Interconnection Decisions also enabled CAPs to provide interstate switched access services in competition with ILECs, which has encouraged the development of the competitive interstate switched access market. The Company believes that competition in this market will be further enhanced because the Federal Telecommunications Act requires (i) removal of state and local entry barriers,
(ii) ILECs to provide interconnections to their facilities, and (iii) access to rights-of-way. In addition, to the extent that ILECs begin to compete with IXCs for long distance services, IXCs may have a competitive incentive to move access business away from ILECs to CLECs, and CLEC market share may increase.

     Data Communications Services. The Company believes that high-speed data communications services represent one of the fastest growing segments of the telecommunications services market due, in part, to the continuing proliferation of computers and the increasing need to interconnect these computers via local and wide area networks, the dramatic growth of the Internet and the emergence of multimedia applications. Together, these applications have spawned numerous network technologies and communications protocols to support legacy, current and emerging needs. The domestic network infrastructure currently supporting both voice and data transport requirements, which focuses on IP switching and framed relay services, is being strained by the increasing demand for high bandwidth transport at both the local and national levels. The Company believes that the increasing volume and complexity of high-speed applications will further strain the domestic network infrastructure and create an opportunity for ACSI to provide a single high-quality ATM-based network capable of consistently supporting diverse data communications needs.

     - Internet Access Services. Businesses are increasingly using the Internet to transmit e-mail, engage in commercial transactions (e.g., electronic commerce) and develop internal communications networks, or "intranets." Increasing business utilization of the Internet has added to the demand for higher-speed access (i.e., services connecting users to the

       Internet), applications (such as "Web browsers"), increased port capacity and secure network facilities. In addition, this has resulted in significant demand for local and interexchange communications network services, applications software and systems integration services.

     - Frame Relay. Frame relay service is a fast-packet transport solution targeted at LAN-to-LAN and legacy networks. Frame relay service is designed to meet fluctuating, or periodic, data transfer requirements by offering shared virtual bandwidth connectivity at high speed. Frame relay services offer low cost data transmission with generally minimal delay, few errors and high speed performance.

     - ATM. ATM is a high bandwidth service providing virtual networking for voice, data and multimedia traffic. The ability to combine all three media provides opportunities to reduce costs associated with running three separate networks. The major benefits of ATM include providing shared access to trunk bandwidth for multiple applications and application types, minimizing the number of wide area connections needed and supporting user access speeds of at least 1.5 mbps (T-1). The Company expects the growth in demand for frame relay services to slow and the demand for ATM services to increase.

     Internet Services. An increasing number of businesses and individuals have access to the Internet through their personal computers and the use of the modem. Individuals or businesses can connect to the Internet via a modem by calling an ISP's local POP. ISPs connect users to the Internet via leased or owned high-speed dedicated data lines. ISPs also help users install and configure connectivity software and Internet access services. An ISP may offer a commercial user Internet services at various speeds, depending on a customer's needs, via direct connections or leased local lines to a local POP.

COMPANY STRATEGY

     The Company's objective is to become the full service alternative local phone company for businesses in markets served by its local networks. The Company's strategy is to rapidly build-out SONET-based fiber optic local networks, which are located primarily in mid-size U.S. markets, and integrate these local networks with the Company's recently deployed coast-to-coast, leased broadband data communications network. This integrated network gives the Company the ability to deliver high quality voice and high-speed data communications services to IXCs and end users. The Company expects to leverage its local network investment by expanding service offerings to provide switched voice and Internet and other data services through its sales force and its strategic partners. The Company is establishing the ACSI brand name by aggressively marketing its broad array of communications services directly to end users. In addition, the Company is trying to expand the distribution of private label services through alternative channels. The Company believes it can provide its customers with complete local communications services and achieve its strategic objectives by implementing the following strategies:

     - Expand Integrated Voice and Data Network. ACSI builds SONET-based fiber optic local networks that are integrated with ACSINet, the Company's coast-to-coast, leased broadband data communications network, to support voice, data, multimedia and Internet technologies. By constructing rather than acquiring its local networks, the Company believes it has achieved significant cost savings. In addition, management believes the integrated design of its local networks and ACSINet, which uses uniform technology throughout all of its markets, provides the Company with substantial benefits, including networking efficiencies and insured quality, reliability and operating standards.

     - Provide a Full Suite of ACSI-Branded Voice and Data Communications Services. The Company believes that there is substantial demand for an integrated package of communications services from mid-size commercial and government customers. ACSI has extended its service offerings to include dedicated access, switched voice, data and Internet services. The

       Company believes that packaging its services under the ACSI brand name will enhance revenues from the Company's existing customer base, provide services that more effectively meet its customers' needs, improve customer loyalty and expand awareness of ACSI's services and capabilities.

     - Rapidly Expand Sales, Marketing and Distribution Capabilities. In order to enhance customer service and coverage, the Company has established a local, customer-oriented, single point of service sales structure, supported by product specialists. The Company plans to implement this structure and exploit the opportunities presented by the increased number and size of its operational local networks and the introduction of expanded ACSI-branded service offerings by significantly increasing its sales force during 1997. The Company plans to hire personnel with both voice and data sales experience to strengthen its existing direct distribution structure, provide extensive product and sales training and compensate personnel under a highly incentivized program. In addition, the Company is seeking to leverage existing and establish new strategic relationships with utility and independent telephone companies, CATVs and cellular and other wireless communications providers as an alternative means of distributing private label services to these companies' customers.

     - Leverage Strategic Relationships. In addition to its end-user sales focus, ACSI has developed strategic relationships with major IXCs, CATVs and electric utilities. As of January 31, 1997, ACSI had more than 40 rights-of-way agreements with gas and electric utility companies, ILECs and CATVs, allowing the Company to construct its local networks using those companies' infrastructure of conduits and utility poles. The Company historically has leveraged and plans to continue to leverage relationships with these companies to generate revenues and obtain cost effective rights-of-way. For the fiscal period ended December 31, 1996, approximately 40% of the Company's revenues were billed to four of the largest IXCs for services provided for the benefit of their customers. The Company has a five-year agreement with MCImetro, pursuant to which MCImetro has agreed to purchase minimum levels of dedicated services from ACSI and has committed to construct portions of ACSI's fiber optic local networks in six cities. In addition to the MCI Transaction, the Company has also signed agreements with AT&T and two other IXCs, pursuant to which the Company expects AT&T and such other IXCs to use the Company as a supplier of dedicated special access services as well as such other services as may be agreed upon in particular markets.

SALES AND MARKETING

     The Company generated substantially all of its revenues in the fiscal period ended December 31, 1996 from sales to IXCs and ISPs. As ACSI develops its ACSI-branded product offerings and expands its sales force, the Company will market its voice and high-speed data services through three channels: (i) direct sales to end users, (ii) sales to IXCs and ISPs and (iii) sales of private-label services through alternative distribution channels.

     Direct Sales. The Company intends to focus its local sales force on the commercial end users in each of the markets it serves. Generally, three or four local sales representatives will provide a single point-of-service for the customer base in each market and will be supported by voice, data and Internet product specialists in order to respond effectively to unique and complex customer needs. In addition, national account representatives will be responsible for coordinating marketing efforts to Fortune 500 companies located in the Company's markets. The Company believes that this local, customer-oriented, single point-of-service sales structure facilitates greater customer care in both the sales and customer service processes and helps the Company differentiate itself as a customer-focused telecommunications services provider. The Company expects the percentage of revenues generated through the direct sales channel to increase as it hires additional local sales representatives and focuses on sales directly to end users. The Company expects to increase its direct sales force from 52 to 149 in the first half of 1997.

     Carrier Sales. The Company sells dedicated services to IXCs and ISPs (together, "carriers") who utilize the Company's products and services to provide local access for their own products. The Company has a five-year agreement with MCImetro, under which MCImetro has agreed to purchase minimum levels of dedicated services from ACSI. In addition to the MCI Transaction, ACSI is also a party to agreements with AT&T and two other IXCs to use the Company as a supplier of dedicated access services in certain markets. See "Prospectus Summary -- Recent Developments." The Company intends to support and expand its relationships with carriers through additional agreements to offer dedicated and switched services on its integrated network. At December 31, 1996, 10 sales professionals targeted IXC and ISP customers. For the fiscal period ended December 31, 1996, approximately 40% of the Company's revenues were billed to four of the largest IXCs for services provided for the benefit of their customers, and approximately 19% of the Company's revenues were billed to ISPs.

     Alternative Distribution. The Company plans to expand distribution of its services by contracting with IXCs, utilities, CATVs, out-of-region RBOCs, ILECs and cellular and other wireless communication providers to resell the Company's products and services under their own private labels. The Company is presently recruiting a dedicated sales force to serve in support of sales through alternative channels.

     The Company is developing a core competency in marketing its integrated voice and data network by focusing on branding its services and using its sales force to sell ACSI's branded services continuously through its three sales channels. The Company also plans to market its services by uniquely packaging them in ways that meet its customers' various needs. Also, ACSI intends to deliver additional services to its end-user customers throughout 1997.

ACSI SERVICES

     The Company currently provides, or is actively implementing plans to provide, a wide range of local telecommunications services including dedicated and private line, high-speed data services, including IP switching and managed services, local switched voice services and Internet services. The Company's SONET-based fiber optic local networks are designed to support this wide range of enhanced communications services, provide increased network reliability and reduce costs for its customers.

     Dedicated Services. During 1996, dedicated and private line services for IXCs and other carriers generated a substantial portion of the Company's revenues, with the remaining revenues generated from business and government end users. The Company's dedicated services provide high capacity non-switched interconnections: (i) between POPs of the same IXC; (ii) between POPs of different IXCs; (iii) between large business and government end users and their selected IXCs; (iv) between an IXC POP and a ILEC central office or between two ILEC central offices; and (v) between different locations of business or government end users.

     - Special access services. Special access services provide a link between an end-user location and the POP of its IXC, or links between IXC POPs, thus bypassing the facilities of the ILEC. These services, which may be ordered by either the long distance customer or directly by its IXC, typically provide the customer better reliability, shorter installation intervals, and lower costs than similar services offered by the ILEC. Customer charges are based on the number of channel terminations, fixed and mileage-sensitive transport charges, and costs for any services required to multiplex circuits.

     - Switched transport services. Switched transport services are offered to IXCs that have large volumes of long distance traffic aggregated by a ILEC switch at a central office where the CAP has collocated its network. The Company provides dedicated facilities for transporting these aggregated volumes of long distance traffic from the ILEC central office to its POP or between ILEC central offices. The flat monthly charge to the IXC is typically lower than the transport fees charged by the ILEC, which is typically lower than special access services that include a charge for terminating the traffic at the end user's location and/or the IXC POP in addition to the transport charges.

     - Private line services. Private line services provide dedicated facilities between two end-user locations in the same metropolitan area (e.g., a central banking facility and a branch office or a manufacturing facility and its remote data processing center) and are priced like special access services (channel termination charges plus transport and any associated multiplexing charges). The Company expects the demand for private line service to increase in conjunction with higher bandwidth customer applications.

     Local Switched Voice Services. As of March 31, 1997 the Company offered local switched voice services using its own facilities in Columbus, Georgia; Montgomery, Alabama; Birmingham, Alabama; Ft. Worth, Texas; and Louisville, Kentucky. On April 1, 1997, the Company began providing local switched services on a resale basis in 9 markets, expects that this number will increase to 15 by the end of April and plans to expand further the number of markets in which it is reselling local switched services throughout 1997 and the first quarter of 1998.

     The Company's local switched voice services include telephone exchange service, including optional enhanced services such as call waiting, caller ID and three-way conference calling; switching traffic between ACSI's switch and a business customer's PBX and routing local, intraLATA and interLATA phone calls according to the customers' specific requirements; providing local dial tone services with functionality such as free internal communications, call forwarding, call transfer, conference call and speed dialing; ISDN data services; and origination and termination of long distance traffic between a customer premise and interexchange carrier via shared trunks utilizing the Company's local switch.

     During the first quarter of 1997, the Company began generating revenues from its enhanced voice services that are currently being offered to small and mid-sized business and government end users in a limited number of its local network markets. The Company's goal is to expand its enhanced voice service offerings and customer base. The Company's enhanced voice services include its First Line and First Line Plus messaging products and services under the brand names Virtualine and Virtualine 800, including basic voice messaging, follow-me call routing, virtual calling card services, fax services, e-mail and paging notification services, and automated attendant services.

     High-Speed Data Services. ACSINet, the Company's coast-to-coast, leased broadband data communications network supports the following Company services:

     - ACSINet Internet Access Service. The Company provides public Internet connectivity and IP transport for the business and reseller communities. This service is targeted to local and regional ISPs and corporate Internet users requiring dedicated access. The service operates over the ACSINet DS3 (45 Mbps) backbone, a fully-meshed, coast-to-coast network with Internet connectivity at multiple network access points (NAPs) to ensure continuous availability to the Internet.

     - Managed Services. These services include design, installation, maintenance, hardware (such as switches, routers and modems), configuration management (such as maintaining consistent versions of the router software and deploying consistent configurations) and overall network management for a customer's network. The Company's managed services are designed to eliminate many of the timing, coordination and inter-operability issues that arise in installations requiring multiple vendors.

     - Frame Relay. Frame relay service is provided to end users with LAN-to-LAN and legacy networks, allowing them to share virtual bandwidth connectivity at high speed. Frame relay services offer low cost data transmission with generally minimal delay, few errors and high speed performance. As users' requirements expand into multimedia applications, which require higher bandwidth, frame relay offers a natural migration path to ATM.

     - ATM. The Company's ATM services include native speed LAN connectivity, diagnostic imaging, videoconferencing and other high bandwidth applications.

     Internet Services. Principally through the Cybergate Acquisition, the Company has begun to offer high-speed data communications services, including computer network connections and related infrastructure services, to allow both commercial and residential customers to have access to the Internet through their personal computers and the use of a modem.

IMPLEMENTATION OF INTEGRATED NETWORK

     The Company has developed an integrated communications network consisting of SONET-based fiber optic local networks, a coast-to-coast, leased broadband data communications network and local central office switching facilities.

     Local Network Development. Digital fiber optic telecommunications networks generally offer faster and more accurate transmissions for all data and voice communications than analog telecommunications systems or digital transmission systems using copper wire, which continues to be used in varying degrees by the ILECs. Fiber optic networks also generally require less maintenance than copper wire or microwave facilities of comparable transmission capacity, thereby decreasing operating costs. Because ACSI is employing the latest digital transmission technology in its local networks, these SONET-based fiber optic networks will have substantial additional capacity, and further increases in capacity can be achieved through a change in electronics. The Company believes it will be able to use its local CLEC networks to provide a wide range of telecommunications services with only incremental facilities costs. Key elements of the Company's local network development plan include: (i) thoroughly analyzing potentially favorable markets for development; (ii) seeking authorizations from public and private entities for rights-of-way; and (iii) efficiently implementing construction plans in a timely manner, thereby allowing the Company to gain a competitive position in the chosen market.

     - Site Selection. Before deciding to enter a market, the Company conducts a detailed feasibility study to determine the potential size of the market, existing competition within the market, the Company's ability to obtain municipal authorizations, including franchises and access to rights-of-way, and the relative ease of market entry from a local and state regulatory standpoint. The rights-of-way assessment, done by independent telecommunications consultants, determines whether another CAP/CLEC network is under construction or ready to construct in the target market, the availability of economical rights-of-way, the local utility's receptiveness to allow use of its rights-of-way, the topology of the city, concentrations of commercial real estate, and the local city permit and franchise requirements. The market or end-user survey, also done by independent telecommunications consultants, identifies the significant commercial and government end users in the target service areas. Individual telephone and/or face-to-face interviews are then conducted with potential end users, focusing on those anticipated to have the largest business volume. The interviews determine the end user's receptiveness to using a competitor to the ILEC, the telecommunications requirements of such end user, current pricing by the ILEC and other relevant information. This "bottom up" sizing of the target service areas provides an estimate of the prospective business by building and by customer.

     - Rights-of-Way. As part of its due diligence on a market during its site selection process, the Company seeks municipal authorizations (such as franchises, licenses, or permits) to construct and operate its network within the public rights-of-way. The duration of this approval process can vary from less than three months to several years, depending on the specific legal, administrative, and political factors existing in that market. The initial term of these municipal approvals, once granted, may range from as few as five years to as many as 25 years, and such approvals typically may be renewed for additional terms. See "Risk Factors --

       Dependence on Rights-of-Way and Other Third Party Agreements" and "-- Effect of Regulation."

            Concurrently with its seeking municipal authorizations, the Company initiates discussions with electric or gas utilities, CATVs and other private providers of rights-of-way and/or facilities that may be used by the Company for installation of its network. These discussions are intended to result in agreements that allow the Company to make use of those parties' fiber optic cables (such as IRUs), the underground conduits, distribution poles, transmission towers, and building entrances. The Company's ability to enter into such agreements can have a material impact on the Company's capital costs for network construction and the speed with which the Company can construct its networks. Additionally, obtaining such agreements facilitates the Company's ability to expand efficiently beyond the central business district to serve additional end users in its markets. The term of such agreements is typically ten to 25 years, with renewal terms of five to 15 years. The Company believes that the experience of members of its senior management team in negotiating such agreements gives it a competitive advantage over other CLECs that have less experience in successfully negotiating such agreements.

     - Implementation of Local Network Construction. The Company initially builds a one- to three-mile SONET-based fiber loop in the central business district or a discrete area outside of the central business district of a given target market. This network provides the users with lower costs, fiber optic clarity, diversity of access, and fault tolerant reliability of service, with automatic stand-by and rerouting in the event of operator, system or network failure. The Company's networks are then expanded into suburban business areas and other ILEC central offices to serve additional customers. These expansions may be in excess of 100 route miles. The Company utilizes outside contractors to construct its networks.

            The Company, through outside consultants, prepares preliminary and final engineering studies for the initial portions of its local networks prior to obtaining municipal authorizations required to begin network construction. This process enables the Company to initiate network construction activities immediately upon receipt of municipal authorizations. Outside plant construction of a typical downtown network will take from four to six months, depending on various factors. The Company also coordinates collocation with the ILEC's downtown central office and interconnections with selected IXC POPs with other construction milestones, reducing overall network development costs and allowing the Company to initiate operations at an earlier date.

            Following completion of its initial network and the commencement of network operations, the Company's local staff, in consultation with personnel at the Company's headquarters, designs expansion routes that will enable the Company to reach additional end users and to interconnect with additional ILEC central offices outside the central business district or the targeted construction area. Construction of these expansion routes is typically done under agreements with third party rights-of-way providers as described above, but in some instances the Company constructs its own new facilities (typically by trenching or directional boring) where third party facilities (whether aerial or underground) do not exist or are not available for use by the Company. The Company also constructs lateral network facilities from its fiber optic backbone to provide on-network service to its customers. In some instances, the Company will design and construct some or substantially all of its routes outside the central business district concurrently with the construction of the downtown network, increasing the speed of overall network construction and, in the Company's opinion, creating a competitive advantage over other CLECs that may have entered or are seeking to enter the market. To the extent possible, the Company engages the third party right-of-way provider to install ACSI's cable in or on the third party's facilities, usually at a lower cost and with greater speed than that obtained by using outside contractors.

            The Company's network management center in Annapolis Junction, Maryland monitors all of the Company's networks from one central location. Centralized electronic monitoring and control of the Company's networks allows the Company to avoid duplication of this function in each city. This consolidated operations center also helps to reduce the Company's per customer monitoring and customer service costs, such that they are lower than would be available if monitored on a single-city basis. The Company also plans to use this facility to monitor the performance of data and switched voice services. During 1996, the Company performed various network management services for other telecommunications service providers and plans to continue to offer these services on a limited basis.

     A critical element of the Company's local network development plan is integrating the Company's local networks with ACSINet, its coast-to-coast broadband data communications network.

     Implementation of Local Switched Voice and High-Speed Data Services. Where technically feasible and economically practicable, the Company intends to deploy a hubbed switching strategy by using Company-owned or leased switch capacity in a large, centrally located market to provide services within that market and to serve several other markets located within the same geographical area via remote switching modules. By aggregating switched traffic from multiple small markets through a central hub switch, the Company also expects to realize reduced operating expenses associated with switch engineering and maintenance.

     As of March 31, 1997, the Company had installed central office switching facilities in Columbus, Georgia; Montgomery, Alabama; Birmingham, Alabama; Ft. Worth, Texas; and Louisville, Kentucky. The Company expects to have switches in 23 more markets installed by December 1999, with switches in 11 of those market expected to be installed by December 1997. Toward this end, the Company had long-term lease commitments for nine initial switches as of March 31, 1997.

     In December 1996, the Company deployed ACSINet, a coast-to-coast, leased broadband data communications backbone network via leased inter-city fiber connections on which customers' high-speed data and multimedia traffic may be transported at a high-quality level on a cost-effective basis. ACSI believes its ATM-based high bandwidth network will be capable of simultaneously supporting IP switching, frame relay and multimedia applications. This technology will allow network customers to migrate transparently from lower speed services to high bandwidth services, as their data communications requirements expand.

COMPETITION

     Dedicated Services. The Company operates in a highly competitive environment and has no significant market share in any market in which it operates. The Company provides dedicated services to large business and government end users. In each of the metropolitan areas to be served by the Company's networks, the Company's dedicated services will compete principally with the dedicated services offered by the ILEC. The ILECs, as the historical monopoly providers of local access and other services, have long-standing relationships with their customers and have financial and technical resources substantially greater than those of the Company. The ILECs also offer certain services that the Company cannot currently provide without first obtaining requisite regulatory approvals. See "-- Regulation."

     Competition for dedicated services is based on price, quality, network reliability, customer service, service features and responsiveness to the customer's needs. The Company believes that its management expertise, coupled with its highly reliable, state-of-the-art digital networks, which offer significant transmission capacity at competitive prices, will allow it to compete effectively with the ILECs, which may have not yet fully deployed fiber optic networks in many of the Company's target markets. The Company currently prices its services at a modest discount compared to the prices of the ILEC while providing what the Company believes is a higher level of customer service. The Company's fiber optic networks will provide both diverse access routing and redundant electronics, design features not widely deployed by the ILEC's networks (which were originally designed in tree and branch or star configurations).

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

     Other potential competitors of the Company include CATVs, public utilities, IXCs, wireless telecommunications providers, microwave carriers, satellite carriers, teleports, private networks built by large end users, and other CLECs. With the passage of the Federal Telecommunications Act and the entry of RBOCs into the long distance market, the Company believes that IXC's may be motivated to construct their own local facilities and/or resell the local services of ACSI's competitors. For example, AT&T has announced its intention to offer local services and has filed for state certification in markets which include, among others, several of the Company's markets. See "Risk Factors -- Competition." Other CLECs or CATVs currently are competitors in various markets in which the Company has networks in operation or under construction. Based on management's experience at other CLECs, the initial market entrant with an operational fiber optic CLEC network generally enjoys a competitive advantage over other CLECs that later enter the market. The Company expects that there will be other CLECs operating in most, if not all, of its target markets and that some of these CLECs may have networks in place and operating before the Company's network is operational. While it is generally considered within the CLEC industry that being the first market entrant to offer services typically enhances that CLEC's competitive advantage relative to CLECs that enter the market at a later time, the Company recognizes that in some instances it may have other competitive advantages (such as a superior right-of-way arrangement or large customer commitments) that it believes outweigh another CLEC's first-to-market advantage; in these instances, the Company may elect to enter a market where an established CLEC already exists.

     High-Speed Data Services. The Company's competitors for high-speed data services include major IXCs, other CLECs, and various providers of niche services (e.g., Internet access providers, router management services and systems integrators). In general, none of these competitors currently offers a comprehensive solution for a customer's potential data service requirements, a core premise of the Company's data strategy. The Company intends to pursue arrangements with other data service providers to leverage each entity's strengths in a given market or segment of the service chain by bundling elements of complete data solutions (i.e., bundle its local access and frame relay services with an IXC's longhaul transport services). The interconnectivity of the Company's markets will create additional competitive advantages over other data service providers that must obtain local access from the ILEC or another CLEC in each market or that cannot obtain intercity transport rates on as favorable terms as the Company.

     There is significant competition for Internet access and related services in the United States, with few barriers to entry. The Company expects that competition will increase as existing services and network providers and new entrants compete for customers. ACSI's current and future competitors include telecommunications companies, including the RBOCs, IXCs, CLECs and CATVs, and other Internet access providers, such as UUNET Technologies, Inc., Advanced Network & Services, Inc., BBN Corporation, NETCOM On-Line Communications Services, Inc. and PSINet Inc. Many of these competitors have greater financial, technical, marketing and human resources, more extensive infrastructure and stronger customer and strategic relationships than ACSI. The Company believes that it will have a competitive advantage in offering Internet access services to those ISPs and commercial customers in markets where ACSI has local fiber optic network facilities relative to other Internet access providers that must purchase local loop access from the ILEC, ACSI or another CLEC in that market. Additionally, ACSI believes that customers with operations in multiple locations served by ACSI local fiber optic networks will find single-source Internet access services from ACSI more cost effective.

     All of the seven original RBOCs offer at least some basic frame relay service. The Company believes that most IXCs offer substantial domestic and international frame relay service, generally positioned to provide significant savings over traditional private lines. Other frame relay service providers include WorldCom, Inc. and Intermedia Communications. A number of companies, primarily CLECs, have announced plans to offer frame relay service. ATM offerings are only beginning to emerge. ATM service is currently being offered by most of the original RBOCs, WorldCom, Inc., AT&T, MCI, Sprint and WilTel, Inc. A number of other data communications

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

providers, CLECs and facilities-based CATVs have announced their intentions to offer ATM services in the future.

     A number of equipment vendors, systems integrators and Internet access and service providers offer components of managed services. The Company believes that it will have a competitive advantage over those managed services providers that do not have local loop facilities.

     Local Switched Voice Services. In all of the markets where the Company is currently operating or plans to operate, the ILEC currently is a de facto monopoly provider of local switched voice services, including enhanced voice services. The Company expects that the Federal Telecommunications Act will enable CLECs, CATVs, electric utilities, cellular and wireless providers, and others to offer local switched voice services in competition with the ILECs in the Company's target markets. The Company believes that its strategy to leverage its basic network infrastructure into higher margin service offerings, migrating to local switched voice services, will allow it to procure a profitable share of the market. The Company's ability to cross-market services will create opportunities to increase margins by migrating customers from off-network to on-network status. As the number of end users in a given off-network building increases for all service offerings, the economics improve to the point where the capital costs of connecting the building to ACSI's network are more than covered by the increased margins represented by retaining the portion of customer revenue paid out to the ILEC.

     Competition for enhanced voice services primarily consists of basic voice mail services offered by ILECs and cellular providers in connection with their core offerings and customer premise-based voice mail platforms. The voice mail offerings of the ILECs typically have limited features and flexibility compared to the services contemplated by the Company; thus, the Company believes its enhanced voice messaging services and focused sales efforts should be able to penetrate effectively those segments of the small and mid-sized business market that require more features and/or flexibility than services offered by the ILECs. Customer premise-based platform voice mail offerings typically require a relatively large up front capital investment and recurring maintenance costs and are generally marketed to large companies rather than the small and mid-sized end users targeted by the Company.

     Internet Services. The market for Internet access services is extremely competitive. There are no substantial barriers to entry, and the Company expects that competition will intensify in the future. The Company has entered this market principally through the Cybergate Acquisition and believes that its ability to compete successfully will depend upon a number of factors, including market presence; the capacity, reliability and security of its network infrastructure; ease of access to and navigation of the Internet; the pricing policies of its competitors and suppliers; the timing of introductions of new products and services by the Company and its competitors; the Company's ability to support existing and emerging industry standards; and industry and general economic trends.

     The Company's current and prospective competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than the Company. The Company expects to compete directly or indirectly with the following categories of companies:
(1) other international, national and regional commercial Internet service providers; (2) established on-line services companies that currently offer or are expected to offer Internet access; (3) computer hardware and software and other technology companies; (4) IXCs; (5) RBOCs; (6) CATVs; and (7) nonprofit or educational Internet service providers. The ability of these competitors or others to bundle services and products with Internet connectivity services could place the Company at a significant competitive disadvantage in this services market.

REGULATION

  Overview

     The Company's services are subject to federal, state and local regulation. The Federal Communications Commission (the "FCC") exercises jurisdiction over all facilities and services of telecom-munications common carriers to the extent those facilities are used to provide, originate or terminate interstate or international communications. State regulatory commissions retain jurisdiction over the Company's facilities and services to the extent they are used to originate or terminate intrastate communications. Local governments may require the Company to obtain licenses or franchises regulating use of public rights-of-way necessary to install and operate its networks.

  Federal Regulation

     The Federal Telecommunications Act. On February 1, 1996, the U.S. Congress enacted comprehensive telecommunications reform legislation, which the President signed into law as the Federal Telecommunications Act on February 8, 1996. The Company believes that this legislation is likely to enhance competition in the local telecommunications marketplace because it (i) removes state and local entry barriers, (ii) requires ILECs to provide interconnections to their facilities, (iii) facilitates the end users' choice to switch service providers from ILECs to CLECs such as the Company and (iv) requires access to rights-of-way. The legislation also will tend to enhance the competitive position of the ILECs and increase local competition by IXCs, CATVs and public utility companies. Under the Federal Telecommunications Act, ILECs have substantial new pricing flexibility; RBOCs have regained the ability to provide long distance services and have obtained new rights to provide certain cable TV services; IXCs are permitted to construct their own local facilities and/or resell local services; and state laws can no longer require CATVs to obtain a franchise before offering telecommunications services nor permit CATVs' franchise fees to be based on their telecommunications revenues. In addition, under the Federal Telecommunications Act all utility holding companies are permitted to diversify into telecommunications services. See "Risk Factors -- Competition."

     The Federal Telecommunications Act requires all telecommunications carriers (including ILECs and CLECs (such as the Company)): (i) not to prohibit or unduly restrict resale of their services; (ii) to provide dialing parity and nondiscriminatory access to telephone numbers, operator services, directory assistance and directory listings; (iii) to afford access to poles, ducts, conduits and rights-of-way; and (iv) to establish reciprocal compensation arrangements for the transport and termination of telecommunications. It also requires incumbent ILECs to provide interconnection (a) for the transmission and routing of telephone exchange service and exchange access, (b) at any technically feasible point within the ILEC's network, (c) that is at least equal in quality to that provided by the ILEC to itself, its affiliates or any other party to which the ILEC provides interconnection, and (d) at rates, terms and conditions that are just, reasonable and nondiscriminatory. ILECs also are required under the new law to provide nondiscriminatory access to network elements on an unbundled basis at any technically feasible point, to offer their local telephone services for resale at wholesale rates, and to facilitate collocation of equipment necessary for competitors to interconnect with or access the unbundled network elements.

     In addition, the Federal Telecommunications Act requires RBOCs to comply with certain safeguards and offer interconnections that satisfy a prescribed 14-point checklist before the RBOCs are permitted to provide in-region interLATA (i.e. long distance) services. Subject to FCC approval, RBOCs may manufacture telecommunications equipment, originate interLATA telecommunications services, and provide interLATA information services. The safeguards are designed to ensure that the RBOC's competitors have access to local exchange and exchange access services on nondiscriminatory terms and that subscribers of regulated non-competitive RBOC services do not subsidize their provision of competitive services. The safeguards also are intended to promote competition by preventing RBOCs from using their market power in local exchange services to obtain an anti-competitive advantage in the provision of other services. On December 24, 1996, the FCC adopted a number of procedures to provide greater protection against cross-subsidization and clarified the use of the prevailing price method for transaction valuation.

     FCC Rules Implementing the Local Competition Provisions of the Federal Telecommunications Act. On August 8, 1996, the FCC released both a First Report and Order and a Second Report and Order and Memorandum Opinion and Order in its CC Docket 96-98 (combined, the "Interconnec-tion Orders") that established a framework of minimum, national rules enabling state Public Service Commissions ("PSCs") and the FCC to begin implementing many of the local competition provisions of the Federal Telecommunications Act. In its Interconnection Orders, the FCC prescribed certain minimum points of interconnection necessary to permit competing carriers to choose the most efficient points at which to interconnect with the ILECs' networks. The FCC also adopted a minimum list of unbundled network elements that ILECs must make available to competitors upon request and a methodology for states to use in establishing rates for interconnection and the purchase of unbundled network elements. The FCC also adopted a methodology for states to use when applying the Federal Telecommunications Act's "avoided cost standard" for setting wholesale prices with respect to retail services.

     Most provisions of the Interconnection Decisions have been appealed, and application of most of the pricing and costing provisions of the Interconnection Decisions discussed below have been stayed by the U.S. Court of Appeals for the Eighth Circuit. The FCC's appeal of this stay was denied by the U.S. Supreme Court. Within the next several months, the Court of Appeals for the Eighth Circuit is expected to rule on the various appeals of the Interconnection Orders, at which time the Court could approve, reverse or partially reverse the Interconnection Orders.

     The following summarizes the key issues addressed in the Interconnection Orders.

     - Interconnection. ILECs are required to provide interconnection for telephone exchange or exchange access service, or both, to any requesting telecommunications carrier at any technically feasible point. The interconnection must be at least equal in quality to that provided by the ILEC to itself or its affiliates and must be provided on rates, terms and conditions that are just, reasonable and nondiscriminatory.

     - Access to Unbundled Elements. ILECs are required to provide requesting telecommunications carriers with nondiscriminatory access to network elements on an unbundled basis at any technically feasible point on rates, terms, and conditions that are just, reasonable and nondiscriminatory. At a minimum, ILECs must unbundle and provide access to network interface devices, local loops, local and tandem switches (including all software features provided by such switches), interoffice transmission facilities, signaling and call-related database facilities, operations support systems and information and operator and directory assistance facilities. Further, ILECs may not impose restrictions, limitations or requirements upon the use of any unbundled network elements by other carriers.

     - Methods of Obtaining Interconnection and Access to Unbundled Elements. ILECs are required to provide physical collocation of equipment necessary for interconnection or access to unbundled network elements at the ILEC's premises, except that the ILEC may provide virtual collocation if it demonstrates to the PSC that physical collocation is not practical for technical reasons or because of space limitations.

     - Pricing Methodologies. New entrants are required to pay for interconnection and unbundled elements at rates based on the ILEC's Total Element Long-Run Incremental Cost ("TELRIC") of providing a particular network element plus a reasonable share of forward-looking joint and common costs, and may include a reasonable profit. If TELRIC cost information is not available for consideration within the statutory time frame for arbitrating interconnection disputes, PSCs are authorized to use certain maximum default rates for local interconnection and unbundled network element pricing and a range of rates for switching services, all of which rates must be replaced with TELRIC-based rates once a review of the TELRIC cost studies can been completed.

     - Access Charges for Unbundled Switching and Access Charge
       Reform. IXCs which order unbundled switching elements temporarily will be required to pay an access charge to an ILEC when the ILEC provides exchange access service. Access charges also must be paid when an IXC originates or terminates interexchange traffic to a customer to which it provides local services by reselling ILEC exchange services. Access charge reform was proposed by the FCC on December 24, 1996. See
       "-- Other Regulation -- Access Charges" below.

     - Resale Pricing. ILECs are required to offer for resale any telecommunications service that the carrier provides at retail to subscribers who are not telecommunications carriers. PSCs are required to identify which marketing, billing, collection and other costs will be avoided or that are avoidable by ILECs when they provide services wholesale and to calculate the portion of the retail rates for those services that is attributable to the avoided and avoidable costs.

     - Transport and Termination Charges. The LEC charges for transport and termination of local traffic delivered to them by competing LECs must be cost-based and should be based on the LECs' TELRIC cost of providing that service, although additional reciprocal charges are permitted if termination is through a tandem switch.

     - Access to Rights-of-Way. The FCC established procedures and guidelines designed to facilitate the negotiation and mutual performance of nondiscriminatory access by telecommunications carriers and poles, ducts, conduits, and rights-of-way owned by utilities or LECs. Additionally, expedited dispute resolution procedures are set forth should good faith negotiations fail.

     - Universal Service Reform. All telecommunications carriers, including the Company, are required to contribute funding for universal service support, on an equitable and nondiscriminatory basis, in an amount sufficient to preserve and advance universal service pursuant to a specific or predictable universal service funding mechanism. The Company cannot at this time predict the level or form of its mandatory contribution, but the Company believes that it will likely be a significant expenditure. The FCC has opened a proceeding (CC Docket No. 96-45) which is intended to implement these requirements. On November 8, 1996, a Federal-State Joint Board formed by the FCC released extensive recommendations for regulatory changes which redefine the services to be included in universal service support programs, how affordability of eligible services would be determined, which carriers are eligible for universal service support, the terms of programs for low income consumers, support for rural, insular and high cost areas, the future of subscriber line charges and carrier common-line charges and the administration of the universal service support mechanisms. The proceeding must be concluded by May 8, 1997 and may have a significant impact on future operations, expenses and pricing of the Company.

     Other Regulation. In general, the FCC has a policy of encouraging entry of new competitors, such as the Company, in the telecommunications industry and preventing anti-competitive practices. Therefore, the FCC has established different levels of regulation for dominant carriers and nondominant carriers. For domestic common carrier telecommunications regulation, large ILECs such as GTE and the RBOCs are currently considered dominant carriers, while CLECs such as the Company are considered nondominant carriers.

     - Tariffs. As a nondominant carrier, the Company may install and operate facilities for the transmission of domestic interstate communications without prior FCC authorization. Services of nondominant carriers have been subject to relatively limited regulation by the FCC, primarily consisting of the filing of tariffs and periodic reports concerning the carrier's interstate circuits and deployment of network facilities. With the exception of informational tariffs for operator-assisted services, on October 31, 1996, the FCC announced that all nondominant IXCs may cancel their tariffs for domestic, interstate interexchange services within nine months of the effective date of the order. Tariffs are still required to be filed for international services. Tariffs also must be filed for interexchange access services. Moreover, nondominant carriers like the Company must offer interstate services on a nondiscriminatory basis, at just and reasonable rates, and remain subject to FCC complaint procedures. The FCC's interexchange de-tariffing order was stayed by the U.S. Court of Appeals for D.C. on February 13, 1997.

       Pursuant to these FCC requirements, the Company has filed and maintains tariffs for its interstate services with the FCC. All of the interstate retail "basic" services (as defined by the FCC) provided by the Company are described therein. "Enhanced" services (as defined by the FCC) need not be tariffed. The Company believes that its enhanced voice and Internet services are "enhanced" services which need not be tariffed.

     - ILEC Price Cap Regulation. In 1991, the FCC replaced traditional rate of return regulation for large ILECs with price cap regulation. Under price caps, ILECs can only raise prices for certain services, including interconnection services provided to CLECs, by a small percentage each year. In addition, there are constraints on the pricing of ILEC services that are competitive with those of CLECs. On September 14, 1995, the FCC proposed a three-stage plan that would substantially reduce ILEC price cap regulation as local markets become increasingly competitive and ultimately would result in granting ILECs nondominant status. The FCC proposed immediate elimination of the lower service band index limit on price reductions within service categories, modification of tariff filing requirements and revision of the structure of price cap baskets. The FCC also sought comment on whether ILECs should be permitted to expand use of volume and term discount plans. Adoption of the FCC's proposal to reduce significantly its regulation of ILEC pricing would significantly enhance the ability of ILECs to compete against the Company and could have a material adverse effect on the Company. The FCC released an order on December 24, 1996 which adopted certain of these proposals, including the elimination of the lower service band index limits on price reductions within the access service category. The FCC's December 1996 order also eased the requirements necessary for the introduction of new services.

     - Access Charges. The FCC has granted ILECs significant flexibility in pricing their interstate special and switched access services on a specific central office by central office basis. Under this pricing scheme, ILECs may establish pricing zones based on access traffic density and charge different prices for each zone. The Company anticipates that this pricing flexibility will result in ILECs lowering their prices in high traffic density areas, the probable area of competition with the Company. The Company also anticipates that the FCC will grant ILECs increasing pricing flexibility as the number of interconnections and competitors increases. In a concurrent proceeding on transport rate structure and pricing, the FCC enacted interim pricing rules that restructure ILEC switched transport rates in order to facilitate competition for switched access.

     On February 15, 1996, the FCC partially waived its access charge rules for Ameritech Corporation (one of the seven RBOCs), thereby giving Ameritech certain access charge pricing flexibility which will likely make it more difficult for CLECs to compete against Ameritech in the affected areas. The FCC had previously approved alternative access charge billing plans proposed by NYNEX. The Company does not currently provide service in the Ameritech or NYNEX operating regions. However, on December 24, 1996, in its Notice of Proposed Rulemaking, Third Report and Order, and Notice of Inquiry ("NPRM"), the FCC proposed and sought comment on far-reaching reforms to its access charge rules, including granting all ILECs additional access charge pricing flexibility. These proposals could, if implemented, make it more difficult for the Company to compete for access traffic.

     In the NPRM, the FCC proposed a set of reforms to its existing access charge rules which are intended to (i) take account of the local competition and RBOC reentry provisions of the Federal Telecommunications Act, state PSC actions to open local networks for competition and implicit universal service subsidies;
(ii) establish fair rules of competition; (iii) address perceived inequities and inefficiencies in the current ILEC access charge structure and (iv) generally lower access charge levels. The FCC proposed making significant changes to the current rules which govern the common carrier elements subscriber, line charge, local switching transport, tandem switching and transport interconnection charge components, of the current ILEC access charge rate structure. In addition, in the NPRM, the FCC proposed even more fundamental reforms the current ILEC access charge structure by using either (i) the "market-based" approach, which would result in gradual relaxation and ultimate removal of existing federal access rate structure requirements and price cap restrictions as competition develops and prices are naturally driven toward economic cost; or (ii) the "prescriptive "approach, where the FCC would specify the nature and timing of changes to existing access charge rate levels. Finally, in the NPRM, the FCC also sought comment on whether ISPs, enhanced service providers and Internet access providers should pay access charges. Requiring such service providers to pay access charges could have a significant adverse impact on both the Company's wholesale access services business and its enhanced voice services, high-speed data and Internet access services.

  State Regulation

     The Company believes that most, if not all, states in which it proposes to operate will require a certification or other authorization to offer intrastate services. Many of the states in which the Company operates or intends to operate are in the process of addressing issues relating to the regulation of CLECs. Some states may require authorization to provide enhanced services.

     In some states, existing state statutes, regulations or regulatory policy may preclude some or all forms of local service competition. The Federal Telecommunications Act contains provisions that prohibit states and localities from adopting or imposing any legal requirement that may prohibit, or have the effect of prohibiting, the ability of any entity to provide any interstate or intrastate telecommunications service. The FCC is required to preempt any such state or local requirements to the extent necessary to enforce the Federal Telecommunications Act's open market entry requirements. States and localities may, however, continue to regulate the provision of intrastate telecommunications services, and, presumably, require carriers to obtain certificates or licenses before providing service.

     Some states in which the Company operates are considering legislation which could impede efforts by new entrants in the local services market to compete effectively with ILECs. The Arkansas legislature, for example, recently enacted legislation which curtails the ability of the state PSC to make available additional network elements to CLECs or authorize CLECs to receive universal service funding. On March 25, 1997, the Company filed a petition for Declaratory Ruling with the FCC asking it to preempt portions of the Arkansas statute.

     As of March 31, 1997 the Company had obtained intrastate authority for the provision of dedicated services in Alabama, Arizona, Arkansas, Colorado, Florida, Georgia, Kentucky, Louisiana, Maryland, Mississippi, Missouri, Nevada, New Mexico, Oklahoma, South Carolina, Tennessee, Texas and Virginia. As of that date, the Company also had an application pending before the District of Columbia PSC for intrastate dedicated services authority. To the extent the Company expands the scope of its intrastate services in the future in these states to include the full range of local switched services, the Company is required to seek additional authorization from such PSCs. As of March 31, 1997, the Company had applied for authorization to provide local switched voice services in New Mexico and the District of Columbia and had been granted such authority in Alabama, Arizona, Arkansas, Colorado, Florida, Georgia, Kentucky, Louisiana, Maryland, Mississippi, Missouri, Nevada, Oklahoma, South Carolina, Tennessee, Texas and Virginia. There can be no assurances that the Company will receive the authorizations it is currently seeking, or will seek, from these PSCs. See "Risk Factors -- Rapid Expansion of Operations." In most states, the Company is required to file tariffs setting forth the terms, conditions and prices for services that are classified as intrastate.

     The Company believes that, as the degree of intrastate competition increases, the states will offer the ILECs increasing pricing flexibility. This flexibility may present the ILECs with an opportunity to subsidize services that compete with the Company's services with revenues generated from non-competitive services, thereby allowing ILECs to offer competitive services at prices below the cost of providing the service. The Company cannot predict the extent to which this may occur or its impact on the Company's business.

     Local Interconnection. The Federal Telecommunications Act imposes a duty upon all ILECs to negotiate in good faith with potential interconnectors to provide interconnection to the ILEC network, exchange local traffic, make unbundled basic local network elements available, and permit resale of most local services. In the event that negotiations do not succeed, the Company has a right to seek state PSC arbitration of any unresolved issues. The state PSC must conclude the arbitration within nine months of the date upon which the ILEC received the Company's initial request for interconnection. Although the Company found it necessary to seek state PSC arbitration of some material issues, the Company negotiated partial agreements for local interconnection and access to unbundled elements with BellSouth in South Carolina, Georgia, Florida, Kentucky, North Carolina, Tennessee, Alabama, Mississippi and Florida; and with Southwestern Bell in Arkansas and Texas. All issues with BellSouth were later settled and final interconnection agreements were executed. Unsuccessful interconnection negotiations also caused the Company to file petitions with state PSCs seeking arbitrated agreements with US West in New Mexico and Arizona; with GTE in Texas, Kentucky and Florida; and with Sprint/Central Telephone in Nevada. The arbitrations with US West and GTE have been concluded, and arbitrated agreements have been filed in each of the affected states. Southwestern Bell has filed lawsuits in both federal and state courts in Texas seeking to overturn the Texas PUC arbitration award and prevent implementation of the anticipated ACSI interconnection agreement. The state action has been removed to federal court. GTE and US West have filed similar lawsuits in federal courts in Kentucky and Arizona, respectively, seeking to reverse the state commission arbitration awards in those states, and prevent implementation of the arbitrated interconnection agreements there. Similar court challenges to the state commission arbitration decisions involving US West in New Mexico and GTE in Texas also are expected. If successful, these lawsuits could delay or interrupt ACSI's interconnection arrangements with the ILECs in the affected states. Moreover, since ACSI purchases ILEC local services for resale pursuant to the terms of the interconnection agreements at issue, any adverse outcome in these lawsuits could impede ACSI's plans to resell ILEC local services in the affected markets. The Company is unable to predict the likely outcome of the lawsuits described above, or the probable timeframe for decision. The arbitration proceeding with Sprint/Central Telephone in Nevada was settled, and an interconnection agreement has been submitted for PSC approval. In addition, the Company has initiated formal interconnection negotiations with Bell Atlantic for Maryland, Virginia and the District of Columbia. The Company has also initiated formal requests to expand its interconnection arrangements with US West to include Colorado and with Southwestern Bell to include Oklahoma, Missouri and Kansas.

     The Company has experienced some difficulty in obtaining timely ILEC implementation of local interconnection agreements. Delays encountered in unbundled loop installation have caused the Company to file complaints against BellSouth with the FCC and Georgia PSC.

     Local Government Authorizations. The Company is required to obtain street use and construction permits and licenses and/or franchises to install and expand its fiber optic networks using municipal rights-of-way. In some municipalities where the Company has installed or anticipates constructing networks, it will be required to pay license or franchise fees based on a percentage of gross revenues or on a per linear foot basis, as well as post performance bonds or letters of credit. There can be no assurance that the Company will not be required to post similar bonds in the future, nor is there any assurance that, following the expiration of existing franchises, fees will remain at their current levels. In many markets, the ILECs do not pay such franchise fees or pay fees that are substantially less than those required to be paid by the Company. To the extent that competitors do not pay the same level of fees as the Company, the Company could be at a competitive disadvantage. However, the Telecommunications Act provides that any compensation extracted by states and localities for use of public rights-of-way must be "fair and reasonable," applied on a "competitively neutral and nondiscriminatory basis" and be "publicly disclosed" by such government entity.

Termination of the existing franchise or license agreements prior to their expiration dates could have a materially adverse effect on the Company.

EMPLOYEES

     As of December 31, 1996, the Company employed a total of 322 individuals full time. The Company believes that its future success will depend on its continued ability to attract and retain highly skilled and qualified employees. None of the Company's employees is subject to a collective bargaining agreement. The Company believes that its relations with its employees are good.

LEGAL PROCEEDINGS

     On July 24, 1996, the Company was notified that a complaint against a subsidiary had been filed in the District Court of El Paso County, Texas wherein the plaintiff alleged permanent paraplegia resulting from his fall into a concealed basement during construction of the Company's El Paso network. At the time of the incident giving rise to the lawsuit, the plaintiff was an employee of the subcontractor hired by the Company's general contractor for this project. The plaintiff seeks recovery from the Company's subsidiary and the general contractor of at least $25 million in damages (plus punitive damages). Both the Company and the general contractor have begun investigations into the facts surrounding the incident and intend to defend against this suit vigorously. However, based on the facts known as of the date hereof, the Company does not believe it is likely, although it is possible, that the Company could be liable for payment of all or a portion of the requested damages, which potential liability could materially adversely affect the results of operation and financial condition of the Company.

     ACSI's former Chief Financial Officer, Harry J. D'Andrea, has initiated litigation against the Company in the Circuit Court of Maryland for Anne Arundel County. The lawsuit alleges four different counts: breach of contract; breach of the covenant of good faith and fair dealing; negligent misrepresentation; and specific performance. D'Andrea seeks damages in excess of $5,000,000, and the right to exercise options to purchase 100,000 shares of ACSI common stock at $4.25 per share. The Company received a copy of the Complaint on April 8, 1997. The Company believes it has meritorious defenses to this complaint and intends to defend this lawsuit vigorously.

     Additionally, the Company and its subsidiaries are currently parties to routine litigation incidental to their business, none of which, individually or in the aggregate, are expected to have a material adverse effect on the Company. The Company and its subsidiaries are parties to various court appeals and regulatory arbitration proceedings relating to certain of the Company's interconnection agreements and continue to participate in regulatory proceedings before the FCC and state regulatory agencies concerning the authorization of services and the adoption of new regulations. See "-- Regulation."

PROPERTIES

     The Company leases a 23,925 square foot office space in Annapolis Junction, Maryland for its corporate headquarters and network management center for $28,647 per month as of December 31, 1996, subject to periodic increases in specified amounts. The lease expires in 2002, but may be renewed for two additional five-year terms. The Company leases a 1,358 square foot field office in Lombard, Illinois which houses its local network development and real estate development operations. This lease expires on January 31, 1999.

     As of December 31, 1996, the Company's various operating subsidiaries have leased facilities for their offices and network nodes. The aggregate monthly rent on these properties is approximately $285,000. The various leases expire on dates ranging from February 28, 1998, to April 1, 2007. Most have renewal options. A subsidiary of the Company leases shared office space in Greenville, SC. Additional office space and equipment rooms will be leased as additional networks are constructed and the Company's operations are expanded.

     The Company believes that its insurance coverage on these properties is adequate and in compliance with the related leases.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information as of the date of this Prospectus regarding the directors and executive officers of the Company.

                     NAME                       AGE            POSITION AND OFFICES HELD
----------------------------------------------  ---    ------------------------------------------
Anthony J. Pompliano..........................  58     Executive Chairman of the Board of
                                                       Directors
Jack E. Reich.................................  46     President and Chief Executive Officer --
                                                       Communications Services
George M. Tronsrue, III.......................  40     President and Chief Operating Officer --
                                                       Strategy and Technology Development
Riley M. Murphy...............................  41     Executive Vice President -- Legal and
                                                       Regulatory Affairs, General Counsel and
                                                       Secretary
David L. Piazza...............................  42     Chief Financial Officer
George M. Middlemas(1)........................  50     Director
Edwin M. Banks(2).............................  34     Director
Christopher L. Rafferty(1)....................  48     Director
Benjamin P. Giess.............................  34     Director
Olivier L. Trouveroy(1)(2)....................  41     Director
Peter C. Bentz................................  31     Director

---------------

(1) Member of Compensation Committee

(2) Member of Audit Committee

     Anthony J. Pompliano, Executive Chairman of the Board of Directors, has more than 30 years of experience in the telecommunications industry. Mr. Pompliano was elected a director of the Company in November 1993. He was co-founder and President of Metropolitan Fiber Systems, the predecessor organization to MFS Communications, a publicly-traded CLEC that was acquired by WorldCom, Inc. in December 1996. Mr. Pompliano served as President, CEO and Vice Chairman of MFS Communications from April 1988 until March 1991. He joined ACSI in August 1993 after the expiration of his non-competition agreement with MFS Communications. Before his association with MFS Communications and its predecessor, he was Vice President -- Operations and Sales for MCI Telecommunications International from 1981 to 1987, and prior thereto, was Vice President -- National Operations for Western Union International, Inc. from 1960 to 1981.

     Jack E. Reich, President and Chief Executive Officer -- Communications Services, had 22 years of telecommunications industry and management experience before joining ACSI in December 1996. For two and one-half years prior to joining ACSI, Mr. Reich was employed by Ameritech, Inc. as President of its Custom Business Service Organization, where Mr. Reich was responsible for full business marketing to Ameritech's largest customers for telecommunications services, advanced data services, electronic commerce and managed services/outsource initiatives. Prior to that, he served as President of MCI's Multinational Accounts organization and also served as MCI's Vice President of Products Marketing. Mr. Reich has also held sales and marketing positions at AT&T and ROLM Corp. Mr. Reich has a B.S. degree from St. Louis University and an MBA from the University of Chicago.

     George M. Tronsrue, III, President and Chief Operating Officer -- Strategy and Technology Development, had 17 years of telecommunications industry and management experience before joining ACSI in February 1994. Mr. Tronsrue served the Company as Executive Vice President -- Strategic Planning and Business Development from February 1994 until January 31, 1996. From 1993 until he joined ACSI in February 1994, Mr. Tronsrue was the Regional Vice President for the

Central Region for Teleport Communications Group and the Vice President of Emerging Markets, responsible for start-up and profit and loss management of joint ventures with major cable television providers in eight major markets. From 1987 until 1992, he was a member of the initial management team at MFS, where he held senior positions in planning and market development, served as Vice President of Sales and the Vice President/General Manager for the initial start-up of MFS' New York operations, and served as the Executive Vice President for MFS-Intelenet. Prior to joining MFS, he was a Director of Operations for MCI Telecommunications International. Mr. Tronsrue has a B.S. degree in Applied Sciences and Engineering from the United States Military Academy at West Point.

     Riley M. Murphy, Executive Vice President -- Legal and Regulatory Affairs and Secretary, had twelve years of experience in the private practice of telecommunications regulatory law for inter-exchange, cellular, paging and other competitive telecommunication services prior to joining the Company. Since February 1995, she has served as an officer and director of The Association for Local Telecommunications Services. Ms. Murphy joined ACSI on a full-time basis in April 1994 and was senior counsel to Locke Purnell Rain Harrell, a Dallas-based law firm through December 1994. From 1987 to 1992, Ms. Murphy was a partner of Wirpel and Murphy, a telecommunications law firm she co-founded, and from 1992 to 1993 she was a sole practitioner. She holds a B.A. degree from the University of Colorado and a J.D. from the Catholic University of America and is admitted to practice law in the District of Columbia and Louisiana.

     David L. Piazza, Chief Financial Officer, joined the Company on March 24, 1997. For ten years prior to joining the Company, Mr. Piazza was employed by MFS Communications in a variety of finance and senior management positions, most recently as the Senior Vice President and Chief Financial Officer of MFS Telecom, Inc., a subsidiary of MFS Communications. Prior to his employment with MFS Communications, Mr. Piazza was employed by AT&T for four years in its finance and support divisions. Mr. Piazza received his B.S. degree in Accountancy from the University of Illinois and holds a CPA.

     George M. Middlemas, Director, was elected a director of the Company in December 1993. Mr. Middlemas is a general partner of Apex Management Partnership, which is the general partner of Apex Investment Fund I, L.P. and Apex Investment Fund II, L.P., both of which are venture capital funds, and affiliates of First Analysis Corporation, a principal stockholder of the Company. See "Principal Stockholders." From March 1991 to December 1991, Mr. Middlemas acted as an independent consultant providing fund raising and other advisory services. From 1985 until March 1991, Mr. Middlemas was a Senior Vice President and Principal of Inco Venture Capital Management, a venture capital firm. He also serves on the Board of Directors of PureCycle Corporation, Security Dynamics Technologies, Inc. and several privately held companies.

     Edwin M. Banks, Director, was elected a director of the Company in October 1994. Since 1988, Mr. Banks has been employed by W. R. Huff Asset Management Co., L.L.C. and currently serves as a portfolio manager concentrating in the healthcare, communications, food and food services industries. From 1985 until he joined W. R. Huff Asset Management Co., L.L.C., Mr. Banks was employed by Merrill Lynch & Company. Mr. Banks received his B.A. degree from Rutgers College and his MBA degree from Rutgers University. Mr. Banks also serves as a director of Charter Medical Corporation, Del Monte Foods Company and ABCO Food Service.

     Christopher L. Rafferty, Director, was elected a director of the Company in October 1994. Mr. Rafferty has been employed by WRH Partners, L.L.C., the general partner of Huff since June 1994. From January 1993 to February 1994, Mr. Rafferty was Vice President -- Acquisitions for Windsor Pet Care, Inc., a venture capital-backed firm focusing on consolidating the pet care services industry. From October 1990 to January 1993, Mr. Rafferty was a consultant specializing in merchant banking, leveraged acquisitions and venture capital transactions. From June 1987 to the time he started his consulting business, Mr. Rafferty was a Managing Director of Chase Manhattan Capital Corporation, the merchant banking and private equity investment affiliate of Chase Manhattan Corporation.

Mr. Rafferty also serves as a director of Del Monte Foods Company. Mr. Rafferty received his undergraduate degree from Stanford University and his law degree from Georgetown University.

     Benjamin P. Giess, Director, was elected a director of the Company in June 1995. Since 1992, Mr. Giess has been employed by ING and its predecessors and affiliates and currently serves as a Vice President responsible for originating, structuring and managing equity and debt investments. From 1991 to 1992, Mr. Giess worked in the Corporate Finance Group of ING Capital. From 1990 to 1991, Mr. Giess was employed by the Corporate Finance Group of General Electric Capital Corporation where he worked in the media and entertainment group. Prior to attending business school, from 1986 to 1988, Mr. Giess was the Credit Department Manager of the Boston Branch of ABN Amro North America, Inc. From 1984 to 1986, Mr. Giess was employed at the Shawmut Bank of Boston. Mr. Giess also serves as a director of Matthews Studio Equipment Group and CMI Holding Corp. Mr. Giess received his undergraduate degree from Dartmouth College and his MBA from the Wharton School of the University of Pennsylvania.

     Olivier L. Trouveroy, Director, was elected a director of the Company in June 1995. Since 1992, Mr. Trouveroy has been employed by ING and its predecessors and affiliates and currently serves as a Managing Director responsible for originating, structuring and managing equity and debt investments. From 1990 to 1992, Mr. Trouveroy was a Managing Director in the Corporate Finance Group ("CFG") of General Electric Capital Corporation in charge of CFG's office in Paris, France. From 1984 to 1990, Mr. Trouveroy held various positions in the Mergers and Acquisitions department of Drexel Burnham Lambert in New York, most recently as a First Vice President. Mr. Trouveroy also serves as a director of AccessLine Technologies, Inc. and Cost Plus, Inc. Mr. Trouveroy holds B.S. and Masters degrees in Economics from the University of Louvain in Belgium, as well as an MBA from the University of Chicago.

     Peter C. Bentz, Director, was elected a director of the Company in June 1995. Since 1992, Mr. Bentz has been employed by W. R. Huff Asset Management Co., L.L.C. as a research analyst specializing in telecommunications, media and healthcare. Mr. Bentz received his Bachelor of Science degree from Boston College in 1987 and his MBA from the Wharton School of the University of Pennsylvania in 1992.

     As part of the December 1996 management reorganization, Richard A. Kozak, who had previously served as the Company's President and Chief Executive Officer, was named President and Chief Executive Officer -- Corporate Services. Mr. Kozak was also appointed as ACSI's Acting Chief Financial Officer, replacing Harry D'Andrea who had resigned as ACSI's Chief Financial Officer in November 1996. Mr. D'Andrea has since filed a complaint against the Company in connection with his resignation. See "Business -- Legal Proceedings." Effective February 2, 1997, Mr. Kozak's employment was terminated, with each of Mr. Kozak and the Company claiming the termination was the result of the other party's breach of his employment agreement. The parties have settled their dispute relating to the cause of Mr. Kozak's termination. See "-- Employment Agreements."

     The Board is comprised of seven members, four of whom were elected by the holders of the Company's Common Stock and three of whom were elected by the holders of the Company's Preferred Stock. Following conversion of the Preferred Stock upon completion of this offering, the Board will be elected by the holders of the Company's Common Stock. All directors of the Company hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified.

OTHER SIGNIFICANT EMPLOYEES

     John R. Polchin, Director of Corporate Finance, joined the Company in May 1996. Prior to joining the Company, Mr. Polchin served as Corporate Controller for ISA Corporation, a development stage software company. From 1993 through 1995, Mr. Polchin was the Assistant Treasurer at PaineWebber, Inc. Prior thereto, Mr. Polchin held corporate finance positions within UNC Incorporated, a publicly-traded aviation company, and NationsBank. As Director -- Corporate Finance,

Mr. Polchin's responsibilities include treasury management, fund raising, strategic planning and financial analysis. Mr. Polchin received his B.S. degree in Economics from the University of North Carolina.

     Richard B. Robertson, Executive Vice President -- Operations and Engineering, joined the Company in April 1996. Prior to joining the Company, Mr. Robertson was employed by BellSouth for 16 years where, since 1991, he directed marketing activities for its network interconnection business. In that role, Mr. Robertson was responsible for negotiating interconnection agreements with competitive local exchange companies, development and implementation of BellSouth's advanced intelligent network (AIN) services for the interconnection market and also formulating the company's plan for and entry into the customer premise equipment (CPE) market in the mid-1980s. In other assignments during his 28-year career in the telecommunications industry, Mr. Robertson's experience included outside plant, manufacturing, finance, purchasing and strategy development and R&D positions with Western Electric, Bellcore, and the U.S. Army. Robertson received a B.S. in Electrical Engineering from Virginia Tech and an MBA from the University of Virginia.

     Douglas R. Hudson, Executive Vice President/General Manager -- Network Services, has ten years of sales and marketing experience within the telecommunications industry. For seven years prior to joining ACSI in May 1994, Mr. Hudson had been with MFS Communications, having served as a director of field sales from September 1987 to September 1989, Vice President of Industry Sales and Marketing from September 1989 to July 1992 and as Vice President and General Manager in charge of MFS's Mid-Atlantic region from July 1992 until May 1994. Prior to joining MFS, Mr. Hudson was a regional sales manager for Microtel International, Inc., a national telecommunications company providing competitive long distance and private line services.

     Dennis J. Ives, Senior Vice President -- Network Development, joined the Company's predecessor in 1992 as Vice President -- Operations. From 1990 to 1992, Mr. Ives was involved in the planning and implementation of other fiber optic networks and Broadband Systems in Illinois and Wisconsin at DigiNet Communications, Inc. Mr. Ives spent over 30 years with AT&T in various engineering and operations management positions and has 37 years of telecommunications industry and management experience.

     Martin F. McDermott, Senior Vice President -- Marketing, joined the Company in April 1996. From July 1995 until he joined the Company, Mr. McDermott served as chief operating officer for American Wireless Communications Corporation. Prior thereto, Mr. McDermott spent four years at WilTel Inc. following his service as Chief Operating Officer of the National Telecommunications Network, a coalition of long distance carriers. Mr. McDermott attended Georgetown University, is active in industry associations such as ACTA, NATA and Comptel and has 30 years of telecommunications industry experience.

     Richard Kingston, Regional Vice President/General Manager -- Western Region, joined the Company in 1994. Prior to joining ACSI, Mr. Kingston was with TCG where he had responsibility for the MCI account for the central region of the U.S. Mr. Kingston's other professional experience includes management of carrier accounts for MFS and a two year period during which he ran his own telecommunications marketing firm. In December, 1996, Kingston received the Chairman's award for the outstanding performance of his region. Prior to assuming his position as RVP, Kingston was Vice President of Carrier Sales.

     Terry Kokinda, Regional Vice President -- Central Region, joined the Company in 1993. Mr. Kokinda had more than 18 years of telecommunications experience before joining ACSI. Prior to joining the Company, Mr. Kokinda was a District Sales Manager for AT&T where he had management and administrative responsibility for a large account territory. Before joining AT&T, Mr. Kokinda was employed at ATTIS where he held the positions of Account Executive and Sales Manager, and was extensively involved with account teams, customers and vendors as well as the design and development of proposals and business solutions. Mr. Kokinda received his B.A. degree from Western Kentucky University.

     Joseph Isaksen, Vice President/Controller, joined the Company in April 1996. Prior to joining the Company, Mr. Isaksen was employed by Concert Communications (Concert), a joint venture company between MCI Communications Corporation and British Telecommunications plc, for three years. Mr. Isaksen served as Director of Financial Services in London, England, for Concert's subsidiaries in 13 European and Asian countries. During the period 1987 through 1993, Mr. Isaksen spent most of his career at MCI Telecommunications in the Corporate Financial Reporting area. His background also includes experience as an accounting instructor and audit supervisor. Mr. Isaksen received a B.S. degree in accounting from the University of Maryland and holds a CPA.

EXECUTIVE COMPENSATION

     The following table provides a summary of compensation for the fiscal period ended December 31, 1996 and for each of the three fiscal years ended June 30, 1996, 1995 and 1994, with respect to the Company's Chief Executive Officer, and the other five most highly compensated officers of the Company during the fiscal year ended June 30, 1996 whose annual salary and bonus during such fiscal year exceeded $100,000 (collectively, the "Named Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                                      LONG-TERM
                                                                                                     COMPENSATION
                                                                                                        AWARDS
                                                                   ANNUAL COMPENSATION               ------------
                                                        -----------------------------------------     NUMBER OF
                                                                                       OTHER          SECURITIES
NAME AND PRINCIPAL POSITION ON DECEMBER 31,                                           ANNUAL          UNDERLYING      ALL OTHER
                    1996                       YEAR      SALARY      BONUS        COMPENSATION(1)     OPTIONS(2)     COMPENSATION
--------------------------------------------   ----     --------    --------      ---------------    ------------    ------------
Anthony J. Pompliano........................   1996*    $124,167    $ 75,000(3)      $      --                --       $  2,574(4)
  Executive Chairman of the Board of           1996      239,583     175,000(3)             --                --          6,187(4)
  Directors                                    1995      219,500     175,000(3)             --           500,000          6,977(4)
                                               1994      110,000          --            25,000(5)      1,349,899         61,507(6)
Jack E. Reich(7)............................   1996*      20,883          --                --         1,200,000
  President and Chief Executive
  Officer -- Communications Services
George M. Tronsrue..........................   1996*     100,000          --                --                --          2,400(4)
  President and Chief Operating                1996      191,128      54,116(8)             --            50,000          4,800(4)
  Officer -- Strategy and Technology           1995      150,000     135,417(8)         68,800(9)        350,001(10)         --
  Development                                  1994       53,827      50,000                --                               --
Riley M. Murphy.............................   1996*      91,250          --                --                --             --
  Executive Vice President -- Legal            1996      162,499      81,500(11)        37,004(9)         50,000          3,536(4)
  and Regulatory Affairs, General              1995      150,000      81,500(12)            --           250,001(10)      9,783(4)
  Counsel and Secretary                        1994       37,500          --            48,620(13)                           --
Robert H. Ottman(14)........................   1996*      90,667          --                --                --             --
  Executive Vice President/Network             1996      170,000      50,000(3)        100,000(9)             --             --
  Services and Technical Support               1995       28,333          --                --           250,000             --
Richard A. Kozak(15)........................   1996*     129,167     137,500(3)             --            83,334(16)      2,700(4)
  President and Chief Executive                1996      232,885     200,000(3)             --                --          5,400(4)
  Officer -- Corporate Services and            1995      184,378     175,000(3)             --           399,999(16)      3,750(4)
  Acting Chief Financial Officer               1994       87,500          --            39,728(5)        899,932             --

---------------

  * Subsequent to June 30, 1996, the Company changed its fiscal year-end to December 31. Information is for the six months ended December 31, 1996.

 (1) Excludes perquisites and other personal benefits that in the aggregate do not exceed 10% of the Named Officers' total annual salary and bonus.

 (2) See information provided in "Option Grants in Fiscal Year Ended June 30, 1996 and Fiscal Period Ended December 31, 1996" and "December 31, 1996 Option Values."

 (3) Represents cash bonuses received for attainment of certain performance goals.

 (4) Represents payments received for medical or disability insurance in excess of that provided to other employees and/or car allowances and, for Ms. Murphy, includes payments of $6,423 of premiums in connection with professional liability insurance for the period prior to her employment with the Company.

 (5) Consists of amounts paid to Messrs. Pompliano and Kozak as consultants for services rendered prior to their employment by the Company in August 1993 and November 1993, respectively.

 (6) Consists of $20,000 received as compensation in connection with the Company's November 1993 sale of 400,000 shares of Common Stock and $41,507 received as compensation in connection with the Company's June 1994 issuance of $4,300,720 principal amount of 15% convertible notes.

 (7) Mr. Reich commenced employment with the Company in December 1996.

 (8) Represents an installment of a $244,500 bonus, $54,116 of which is due on February 24, 1997.

 (9) Includes $65,000, $100,000 and $37,004 paid to Messrs. Tronsrue and Ottman and Ms. Murphy, respectively, in connection with relocation and moving expenses relating to the relocation of the Company's headquarters to Annapolis Junction, Maryland.

(10) 150,000 of these options were originally granted in the fiscal year ended June 30, 1994 at an exercise price of $2.50 per share and such exercise price was subsequently reduced to $2.25 per share in connection with the Company's October 1994 private placement.

(11) Represents an installment of a $244,500 cash bonus, $81,500 of which was paid in January 1997.

(12) This payment represents the first installment of a $244,500 cash bonus.

(13) Consists of $43,620 received for performing legal services for the Company as outside counsel and a $5,000 for location expenses.

(14) Mr. Ottman commenced employment with the Company in May 1995 and his employment was terminated in February 1997.

(15) Mr. Kozak served as the Company's President and Chief Executive Officer during fiscal year 1996. He became Acting Chief Financial Officer in December 1996 upon the resignation of the Company's previous Chief Financial Officer. In connection with the Company's December 1996 management reorganization, Mr. Kozak became President and Chief Executive Officer -- Corporate Services. Effective February 2, 1997, Mr. Kozak's employment with the Company was terminated.

(16) In connection with the settlement of the dispute relating to the termination of Mr. Kozak's employment, all of the options granted in fiscal period ended December 31, 1996 and options to purchase 83,333 shares granted in fiscal year ended June 30, 1995 were canceled. See
     "-- Employment Agreements."

OPTION GRANTS IN FISCAL YEAR ENDED JUNE 30, 1996 AND FISCAL PERIOD ENDED DECEMBER 31, 1996

     The following table contains information concerning the grant of stock options to the Named Officers during the fiscal year ended June 30, 1996 and the fiscal period ended December 31, 1996.

                             INDIVIDUAL GRANTS (1)

                              NUMBER OF      % OF TOTAL
                              SECURITIES      OPTIONS                   MARKET PRICE
                              UNDERLYING     GRANTED TO   EXERCISE OR   OF UNDERLYING
                               OPTIONS       EMPLOYEES    BASE PRICE    SECURITIES ON   EXPIRATION
            NAME               GRANTED       IN PERIOD    (PER/SHARE)   DATE OF GRANT      DATE
----------------------------  ----------     ----------   -----------   -------------   ----------
Anthony J. Pompliano........         --         --           --             --                  --
Jack E. Reich...............    200,000         13.95%      $ 9.375        $11.625         12/1/02
                                200,000         13.95         9.375         11.625         12/1/03
                                200,000         13.95         9.375         11.625         12/1/04
                                200,000         13.95         9.375         11.625         12/1/05
                                400,000         27.9          9.375         11.625        12/31/07
George M. Tronsrue, III.....     25,000(2)       2.2          3.40           3.875         2/22/03
                                 25,000(3)       2.2          3.40           3.875         2/22/04
Riley M. Murphy.............     25,000(2)       2.2          3.40           3.875         3/30/03
                                 25,000(3)       2.2          3.40           3.875         3/30/04
Robert H. Ottman............         --         --           --             --                  --
Richard A. Kozak............     83,334          5.8         15.00          11.75         11/15/04(4)

---------------
(1) Mr. Tronsrue and Ms. Murphy were granted options in fiscal year ended June 30, 1996, and Messrs. Reich and Kozak were granted options in the fiscal period ended December 31, 1996.

(2) These options were granted on July 6, 1995, with an exercise price of $3.40. Mr. Tronsrue's options will vest on February 23, 1998 and Ms. Murphy's options will vest on March 31, 1998 provided, in each case, that he or she does not voluntarily terminate his or her employment with the Company or is not terminated for cause prior to the applicable vesting date.

(3) These options were granted on July 6, 1995, with an exercise price of $3.40. Mr. Tronsrue's options will vest on February 23, 1999 and Ms. Murphy's options will vest on March 31, 1999 provided, in each case, that he or she does not voluntarily terminate his or her employment with the Company or is not terminated for cause prior to the vesting date.

(4) These options were canceled in connection with the settlement of the dispute relating to the termination of Mr. Kozak's employment. See "-- Employment Agreements."

DECEMBER 31, 1996 OPTION VALUES

     The following table sets forth the value of unexercised options held by the Named Officers as of December 31, 1996. None of the Named Officers exercised options during the fiscal year ended June 30, 1996 or the fiscal period ended December 31, 1996.

                                                                             VALUE OF UNEXERCISED
                                           NUMBER OF UNEXERCISED            OPTIONS AT DECEMBER 31,
                                       OPTIONS AT DECEMBER 31, 1996                 1996(1)
                                       -----------------------------     -----------------------------
               NAME                    EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
-----------------------------------    -----------     -------------     -----------     -------------
Anthony J. Pompliano...............     1,599,899          250,000       $15,455,253      $ 1,987,500
Jack E. Reich......................            --        1,200,000                --        1,650,000
George M. Tronsrue, III............       250,000          150,000         2,125,000        1,217,500
Riley M. Murphy....................       137,501          162,501         1,168,759        1,323,759
Robert H. Ottman...................       100,000          150,000(2)        775,000        1,162,500
Richard A. Kozak...................     1,133,265          250,000(3)     10,824,326          970,825

---------------
(1) Represents the difference between the per share exercise price of the unexercised options and $10.75, the last sale price on December 31, 1996, as reported by the Nasdaq Stock Market.

(2) The vesting of options to purchase 75,000 of these shares was accelerated in connection with the termination of Mr. Ottman's employment in February 1997.

(3) Of these, options to purchase 166,667 shares were canceled and the vesting of options to purchase an additional 83,333 shares was accelerated in connection with the settlement of the dispute relating to the termination of Mr. Kozak's employment. See "-- Employment Agreements."

DIRECTORS' COMPENSATION

     Members of the Board do not receive cash compensation for acting as members of the Board or Committees of the Board, other than reimbursement for reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board and its committees. The Company is obligated to pay the reasonable fees and expenses of two counsel selected by the directors elected by the Preferred Directors from time to time to represent them in their capacity as directors. During the fiscal year ended June 30, 1996 and the fiscal period ended December 31, 1996, the Company paid an aggregate of approximately $31,000 in such counsel fees. Directors who also serve as executive officers receive cash compensation for acting in their capacity as executive officers. See
"-- Summary Compensation Table." From time to time the Board has granted options to purchase shares of Common Stock to members of the Board who are not also officers of the Company in consideration for their service as directors. However, other than "formula grants" under the Company's 1994 Stock Option Plan, no formal arrangement exists. For year ended December 31, 1996, no directors were granted options.

EMPLOYMENT AGREEMENTS

     Anthony J. Pompliano. The Company is party to an employment agreement with Anthony J. Pompliano, its Executive Chairman, which terminates on August 23, 1998. Under the terms of the agreement, as amended, Mr. Pompliano is entitled to an annual base salary of $250,000 and a cash bonus of up to $200,000 for each of the 1997 and 1998 fiscal years based upon the Company's achievement of certain performance goals for the relevant fiscal year. Under this employment agreement, Mr. Pompliano has been granted options to purchase an aggregate of 1,849,899 shares of the Company's Common Stock at exercise prices ranging from $.875 per share to $2.80 per share. 1,662,399 of these options are currently vested. Mr. Pompliano has the right to obtain a 30-day loan from the Company for the purpose of paying the aggregate exercise price of the options granted to him.

     Mr. Pompliano has the right, for 90 days after termination of his employment (unless he is terminated by the Company "for cause" or he voluntarily resigns), to sell to the Company up to

$1.0 million in then market value of shares of Common Stock issued or issuable pursuant to the options granted to Mr. Pompliano under his employment agreement, at a price equal to the publicly-traded price of the Common Stock, less the exercise price of the options with respect to unexercised options; provided, however, this right cannot be exercised unless at least 5,000,000 shares of Common Stock are owned by non-affiliates of the Company at the time of his request and the market value of the outstanding Common Stock is at least $300 million. Mr. Pompliano's employment agreement also contains non-compete, non-solicitation and confidentiality provisions.

     Jack E. Reich.  The Company is party to an employment agreement with Jack
E. Reich, its President and Chief Executive Officer -- Communications Services, which terminates on December 31, 2000, extendable for one year by mutual agreement. Under the terms of this agreement, Mr. Reich is entitled to a minimum annual base salary of $250,000, a cash bonus of $100,000 in 1997 and annual bonuses of between $150,000 and $350,000 based on the Company's achievement of certain performance goals. Under this employment agreement, Mr. Reich was granted an option to purchase 1,200,000 shares of Common Stock at an exercise price $9.375 per share. These options vest in installments between December 1997 and December 2001, subject to Mr. Reich's continued employment. Mr. Reich's employment also contains a two year non-compete/non-solicit provision.

     George M. Tronsrue, III. The Company is party to an employment agreement with George M. Tronsrue, III, its President and Chief Operating
Officer -- Strategy and Technology Development, which terminates on February 23, 1999. The agreement, as amended, calls for an annual salary $200,000, a $400 per month car allowance and a guaranteed bonus of $244,500 payable in annual installments through February 1997. Under the terms of this employment agreement, Mr. Tronsrue has been granted stock options to purchase an aggregate of 400,000 shares of Common Stock at prices ranging from $2.25 per share to $3.40. 250,000 of these options were exercisable as of December 31, 1996. Mr. Tronsrue's employment agreement also contains a two year non-compete/non-solicit provision.

     Riley M. Murphy. The Company is party to an employment agreement with Riley M. Murphy, its Executive Vice President for Legal and Regulatory Affairs, which terminates on March 31, 1999. This agreement, as amended, calls for an annual salary of $175,000 and a guaranteed bonus of $244,500, payable in annual installments through January 1997. Under this employment agreement, Ms. Riley was granted options to purchase an aggregate of 300,002 shares of Common Stock at prices ranging from $2.25 per share to $3.40 per share. 137,501 of these options are currently vested. Ms. Murphy's employment agreement also contains a two year non-compete/non-solicit provision.

     Robert H. Ottman. The Company is party to an employment agreement with Robert Ottman, which was terminated in February 1997. In connection with Mr. Ottman's termination, the Company accelerated the vesting of options to purchase 75,000 shares of Common Stock having an exercise price of $3.00 per share and paid Mr. Ottman a lump sum of approximately $44,000. Mr. Ottman's employment agreement contains a two year non-compete/non-solicit provision.

     Richard A. Kozak. The Company was party to an employment agreement with Richard A. Kozak, which was terminated effective February 2, 1997. Each of the parties initially claimed the termination was the result of a breach of the employment agreement by the other party. In settlement of their dispute and related litigation concerning Mr. Kozak's termination, the parties agreed, among other things, that Mr. Kozak will (i) receive $300,000 in cash, payable by the Company in three equal installments on April 1, July 1 and October 1, 1997, (ii) forfeit 166,667 of his unvested options, and (iii) execute a 180-day Lock-Up Agreement with the Underwriters for all but 150,000 of the shares underlying his vested options and 80,000 other shares he holds. Also, Mr. Kozak's rights to have his shares of Common Stock registered under the Securities Act will terminate upon completion of this offering. The Company has agreed to accelerate the vesting of Mr. Kozak's remaining 83,333 options which had not vested at the time of his termination. Mr. Kozak also agreed to waive any rights that he may have under the Registration Rights Agreement with respect to this offering and, upon consummation of this offering, he will waive all rights under the

Registration Rights Agreement, provided that this offering is consummated by June 30, 1997. If this offering has not been consummated by June 30, 1997, then the Registration Rights Agreement shall only terminate as to Mr. Kozak if the Stockholders Agreement has been amended to permit Mr. Kozak to transfer, in addition to the 230,000 shares referred to above, the greater of (a) 75,000 shares of Common Stock in every three month period or (b) the amount that Mr. Kozak would be permitted to sell under Rule 144(e) if he were an affiliate of the Company. Mr. Kozak has also agreed to certain non-compete, non-solicitation and confidentiality provisions expiring on December 31, 1997. Under his employment agreement, Mr. Kozak had been granted stock options to purchase an aggregate of 1,383,265 shares of the Company's Common Stock at exercise prices ranging from $0.875 per share to $15.00 per share, of which options to purchase 1,133,265 shares had vested as of his termination. In January 1997, Mr. Kozak exercised options to purchase 100,000 of these shares.

     The shares of Common Stock underlying the stock options held by Messrs. Pompliano, Kozak and Tronsrue and Ms. Murphy which are discussed above are the subject of a registration rights agreement with the Company, pursuant to which these executive officers have been granted certain demand and piggyback registration rights with respect to the shares of Common Stock underlying these options. Mr. Pompliano has waived his right to demand an underwritten registration of at least 300,000 shares of Common Stock beginning 120 days after this offering. Mr. Kozak has agreed that his rights under this agreement will terminate upon completion of this offering. The Company has agreed to use its best efforts to have Mr. Reich's shares included in this registration rights agreement.

1994 STOCK OPTION PLAN

     On November 15, 1994, the Board adopted and on December 16, 1994, stockholders approved the 1994 Stock Option Plan. On January 26, 1996 and November 15, 1996, the Company's stockholders approved amendments to the 1994 Stock Option Plan (the "1994 Plan"). The 1994 Plan will terminate no later than November 15, 2004, ten years after adoption by the Board of Directors and after such termination no additional options may be granted. The 1994 Plan is administered by the Compensation Committee which makes discretionary grants ("discretionary grants") of options to employees (including employees who are officers and directors of the Company), directors who are not employees of the Company ("Outside Directors") and consultants. The 1994 Plan also provides for formula grants of options to Outside Directors ("formula grants"). Under the 1994 Plan, 2,790,000 shares of Common Stock have been reserved for discretionary grants and 210,000 shares of Common Stock have been reserved for formula grants. As of December 31, 1996, 845,350 discretionary and 20,000 formula options had been granted under the 1994 Plan.

     Options granted pursuant to discretionary grants may be nonqualified options or incentive options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. The selection of participants, allotment of shares, determination of price and other conditions of purchase of such options will be determined by the Compensation Committee, in its sole discretion. Options granted pursuant to discretionary grants are exercisable for a period of up to ten years, except that incentive options granted to optionees who, at the time the option is granted, own stock representing greater than 10% of the voting power of all classes of stock of the Company or any parent or subsidiary, are exercisable for a period of up to five years. The per-share exercise price of incentive options granted pursuant to discretionary grants must be no less than 100% of the fair market value of the Common Stock on the date of grant, except that the per share exercise price of incentive options granted to optionees who, at the time the option is granted, own stock representing greater than 10% of the voting power of all classes of stock of the Company or any parent or subsidiary, must be no less than 110% of the fair market value of the Common Stock. The per share exercise price of nonqualified stock options granted pursuant to discretionary grants must be no less than 85% of the fair market value of the Common Stock on the date of grant. To the extent options are granted at less than fair market value, the Company incurs a non-cash cost for financial reporting purposes.

     Under the formula grants, each Outside Director will be granted automatically a nonqualified option to purchase 50,000 shares (subject to adjustment as provided in the 1994 Plan). Each such director may decline such grant. Each option granted pursuant to a formula grant will vest and become exercisable as to 10,000 shares on the date such option is granted (the "Grant Date"), as to 10,000 shares on the date of the first annual meeting of stockholders held at least eight months after the Grant Date (the "First Annual Meeting") and as to 10,000 shares on the date of each of the next three annual meetings of stockholders held after the First Annual Meeting, provided that the option will only vest on the relevant annual meeting of stockholders date if the Outside Director is re-elected to the Board at such meeting. Each such option shall have a term of five years from the relevant vesting date. The exercise price per share of Common Stock for options granted pursuant to a formula grant shall be 100% of the fair market value as determined under the terms of the 1994 Plan.

     Options granted under the 1994 Plan are nontransferable, other than by will or by the laws of descent and distribution, and may be exercised during the optionee's lifetime, only by the optionee, or in the event of the optionee's legal incapacity to do so, by the optionee's guardian or legal representative.

     As of December 31, 1996, there were 322 employees eligible to participate and approximately 107 actual participants in the 1994 Plan. During the fiscal year ended June 30 and the fiscal period ended December 31, 1996 there were no grants of options pursuant to the 1994 Plan to any director or executive officer of the Company, including the Named Officers. There were grants of options pursuant to the 1994 Plan to all other employees as a group to acquire an aggregate of 595,309 shares of Common Stock, at an average exercise price of $5.41 per share, during the fiscal year ended June 30, 1996 and the fiscal period ended December 31, 1996.

EMPLOYEE STOCK PURCHASE PLAN

     On November 15, 1996, the Company's stockholders approved the Company's adoption of an Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. All regular full-time employees of the Company (including officers), and all other employees whose customary employment is for more than 20 hours per week, who in either case have been employed by the Company for at least three months are eligible to participate in the Stock Purchase Plan. Directors who are not employees are not eligible. A maximum of 500,000 shares of the Company's Common Stock are reserved for offering under the Stock Purchase Plan and available for purchase thereunder, subject to anti-dilution adjustments in the event of certain changes in the capital structure of the Company.

     Under the Stock Purchase Plan, offerings will be made at the commencement of each offering period ("Offer Period"). During each Offer Period, deductions are to be made from the pay of participants (in accordance with their authorizations) and credited to their accounts under the Stock Purchase Plan. Payroll deductions may be from 1% to 15% (in whole percentage increments) of a participant's regular base pay. Participants may not make direct cash payments to their accounts.

     The price per share at which shares of Common Stock are to be purchased pursuant to the Stock Purchase Plan for any Offer Period is the lesser of (a) 85% of the fair market value of Common Stock on the commencement of the Offer Period or (b) 85% of the fair market value of Common Stock on the last business day of an Offer Period. On the last business day of each Offer Period, amounts credited to the accounts of participants who have been neither terminated from the employ of the Company nor withdrawn from the Stock Purchase Plan for such Offer Period are used to purchase shares of Common Stock in accordance with the elections of such participants. Any amounts remaining in the accounts of participants at the end of any Offer Period are refunded to the participants. Only amounts credited to the accounts of participants may be applied to the purchase of shares of Common Stock under the Stock Purchase Plan.

     If for any Offer Period the number of shares of Common Stock available for Stock Purchase Plan purposes shall be insufficient, the Board of Directors of the Company is authorized to apportion the remaining available shares pro rata among participating employees on the basis of their payroll deductions in effect for such Offer Period.

     The Company makes no cash contributions to the Stock Purchase Plan, but bears the expenses of its administration. The Stock Purchase Plan is administered by the Compensation Committee, which has authority to establish and change the number and duration of the Offer Periods during the term of the Stock Purchase Plan, and to make rulings and interpretations thereunder.

     The Stock Purchase Plan will terminate when all available shares have been purchased, or earlier in the discretion of the Compensation Committee. The first Offer Period commenced on December 2, 1996 and will end on June 30, 1997. New Offer Periods will commence on each July 1 and January 1 thereafter until the Stock Purchase Plan is terminated. At December 31, 1996, there were approximately 272 employees (including officers and directors) who were eligible to participate in the Stock Purchase Plan.

                              CERTAIN TRANSACTIONS

     In June 1995, the Company completed a private placement of its Series B Preferred Stock, of which ING purchased an aggregate of 100,000 shares of Preferred Stock, warrants to purchase 428,571 shares of Common Stock at an exercise price of $0.01 per share and a warrant to purchase 100,000 shares of Common Stock at an exercise price of $2.50 per share. Huff and certain of its affiliates purchased an aggregate of 100,975 shares of the Preferred Stock, warrants to purchase 432,749 shares of Common Stock at an exercise price of $0.01 per share, a warrant to purchase 100,000 shares of Common Stock at an exercise price of $1.79 per share and a warrant to purchase 100,000 shares at an exercise price of $2.50 per share. Apex and certain of its affiliates purchased an aggregate of 21,000 shares of the Preferred Stock and warrants to purchase an aggregate of 90,000 shares of Common Stock at an exercise price of $0.01 per share. The price per unit in the June 1995 private placement was $100. Pursuant to the Series B Purchase Agreement, in November 1995, ING purchased 50,000 additional shares of the Series B Preferred Stock and exercised a warrant entitling ING to purchase 214,286 shares of Common Stock at an exercise price of $0.01 per share. In connection with these private placements, the Company entered into the Registration Rights Agreement dated June 26, 1995, among the holders of the Preferred Stock, certain holders of Common Stock and certain holders of options or warrants convertible into Common Stock (the "Registration Rights Agreement") wherein the parties were granted piggy-back registration rights with respect to any registration statements (other than Registration Statements filed on Forms S-4 or S-8) filed by the Company with the Commission at any time prior to the sixth anniversary of the Registration Rights Agreement, and certain demand registration rights following the occurrence of, among other things, a Qualifying Offering.

     The Company also has entered into the Stockholders' Agreement, dated as of June 26, 1995, with the holders of 414,164 shares of the Series A-1 and June 1995 Preferred Stock, Anthony J. Pompliano and Richard A. Kozak. The Stockholders' Agreement, among other things, generally restricts the transfer of Common and Preferred Stock owned by the parties to the agreement, with the exception of stock sold: (i) in a public offering pursuant to an effective registration statement under the Securities Act or (ii) in the public market pursuant to Rule 144 under the Securities Act. The agreement further provides the stockholders with rights of first refusal in the case of sales initiated by stockholders that are parties to the agreement and certain "tag-along" rights which allow the stockholders to sell a proportionate amount of their stock in the event a stockholder proposes to sell such stock to an unrelated purchaser.

     In response to voting rights issues raised by the NASDAQ Stock Market staff concerning the Company's governance structure, the Company amended its Certificate of Incorporation, which amendments were approved by the stockholders of the Company on January 26, 1996, such that the Board will be comprised of seven members, four of whom will be elected by the holders of the Company's Common Stock and three of whom will be elected by the holders of the Company's

Preferred Stock. However, in the event of certain triggering events set forth in the Company's Certificate of Incorporation occur, the Board shall be increased to eleven members and the additional four directors shall be elected by holders of the Company's Preferred Stock. Pursuant to the Governance Agreement dated November 8, 1995 between the Company and certain holders of its Preferred Stock (the "Governance Agreement"), until June 26, 1996, the Board was to consist of eleven members, four of whom were elected by holders of the Common Stock and seven of whom were elected by holders of the Preferred Stock. On February 26, 1996, the Company and the other parties to the Governance Agreement signed the Supplemental Governance Agreement pursuant to which the Board was reduced to seven members, four of whom were elected by holders of the Common Stock and three of whom were elected by holders of the Preferred Stock. When the Board was reduced to seven members on February 26, 1996, Richard A. Kozak, Steven G. Chrust, Frederick Galland and Cathy Markey, all of whom had been elected by the holders of the Company's Preferred Stock, resigned.

     On December 28, 1995, the Company entered into an agreement with Gerard Klauer Mattison & Co., LLC ("GKM"), wherein the Company agreed to pay to GKM approximately $1.4 million in full satisfaction of claims and as payment for past services provided by GKM to the Company and issue GKM a Warrant exercisable for 96 shares of the Company's Common Stock at an exercise price of $0.01 per share at any time before June 28, 1996 ("GKM Warrant I"), and Warrant, which will allow GKM to purchase 62,473 shares of the Company's Common Stock at an exercise price of $2.80 per share (subject to certain adjustments) at any time after 5:00 p.m. New York City time on December 28, 1996, until 5:00 p.m. New York City time on December 28, 2000 (collectively, the "GKM Warrants"). The GKM Warrants were earned as a result of services that GKM performed in connection with the June 1995 private placement. The Common Stock issuable upon the exercise of the GKM Warrants have certain registration rights. The GKM Warrant I was exercised.

     The Company was party to an employment agreement with Richard A. Kozak, which was terminated effective February 2, 1997. Each of the parties initially claimed the termination was the result of a breach of the employment agreement by the other party. In settlement of their dispute and related litigation concerning Mr. Kozak's termination, the parties agreed, among other things, that Mr. Kozak will (i) receive $300,000 in cash, payable by the Company in three equal installments on April 1, July 1 and October 1, 1997, (ii) forfeit 166,667 of his unvested options, and (iii) execute a 180-day Lock-Up Agreement with the Underwriters for all but 150,000 of the shares underlying his vested options and 80,000 other shares he holds. Also, Mr. Kozak's rights to have his shares of Common Stock registered under the Securities Act will terminate upon completion of this offering. The Company has agreed to accelerate the vesting of Mr. Kozak's remaining 83,333 options which had not vested at the time of his termination. Mr. Kozak also agreed to waive any rights that he may have under the Registration Rights Agreement with respect to this offering and, upon consummation of this offering, he will waive all rights under the Registration Rights Agreement, provided that this offering is consummated by June 30, 1997. If this offering has not been consummated by June 30, 1997, then the Registration Rights Agreement shall only terminate as to Mr. Kozak if the Stockholders Agreement has been amended to permit Mr. Kozak to transfer, in addition to the 230,000 shares referred to above, the greater of (a) 75,000 shares of Common Stock in every three month period or (b) the amount that Mr. Kozak would be permitted to sell under Rule 144(e) if he were an affiliate of the Company. Mr. Kozak has also agreed to certain non-compete, non-solicitation and confidentiality provisions expiring on December 31, 1997. Under his employment agreement, Mr. Kozak had been granted stock options to purchase an aggregate of 1,383,265 shares of the Company's Common Stock at exercise prices ranging from $0.875 per share to $15.00 per share, of which options to purchase 1,133,265 shares had vested as of his termination. In January 1997, Mr. Kozak exercised options to purchase 100,000 of these shares.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of February 28, 1997, certain information regarding the beneficial ownership of the Company's Common Stock outstanding (assuming the exercise of options and warrants exercisable on or within 60 days of such date and the conversion of the Preferred Stock) by (i) each person who is known to the Company to own 5% or more of the Common Stock, (ii) each director of the Company, (iii) the Chief Executive Officer and each of the Named Officers and (iv) all executive officers and directors of the Company as a group.

     Unless otherwise indicated, the named persons exercise sole voting and investment power over the shares that are shown as beneficially owned by them.

                                                       SHARES OWNED                     SHARES OWNED
                                                    PRIOR TO OFFERING                AFTER OFFERING(4)
                                               ----------------------------     ----------------------------
                                                  NUMBER        PERCENTAGE         NUMBER        PERCENTAGE
        NAME OF BENEFICIAL OWNER(1)            OF SHARES(2)     OF TOTAL(3)     OF SHARES(2)     OF TOTAL(3)
-------------------------------------------    ------------     -----------     ------------     -----------
Anthony J. Pompliano(5)....................      1,662,499           6.1%         1,662,499           4.7%
Jack E. Reich..............................             --            --                 --
George M. Tronsrue, III(6).................        300,000           1.2            300,000             *
Riley M. Murphy(7).........................        137,500             *            137,500             *
George M. Middlemas(8).....................      1,433,679           5.3          1,667,798           4.8
Christopher Rafferty(9)....................          8,000             *              8,000             *
Edwin M. Banks(9)..........................             --            --                 --            --
Peter C. Bentz(9)..........................             --            --                 --            --
Olivier L. Trouveroy(10)...................             --            --                 --            --
Benjamin P. Giess(10)......................             --            --                 --            --
Richard A. Kozak(11).......................      1,113,465           4.3          1,113,465           3.2
Robert H. Ottman(12).......................        175,000             *            175,000             *
The Huff Alternative Income Fund,
  L.P.(13)(14).............................     11,246,782          30.7         14,286,960          29.9
ING Equity Partners, L.P. I(14)(15)........      6,100,000          19.3          7,946,828          19.2
First Analysis Corporation(14)(16).........      2,840,185          10.0          3,154,651           8.6
All executive officers and directors as a
  group (10 persons).......................      3,541,678          12.2          3,775,797          12.9

------------
   * Less than one percent.

 (1) The address of all officers and directors listed above is in the care of the Company.

 (2) Gives effect to conversion of 183,754 remaining shares of Series A-1 Preferred Stock into 7,350,160 shares of Common Stock and conversion of 277,500 shares of Series B Preferred Stock into 9,910,704 shares of Common Stock. See "Description of Capital Stock."

 (3) The percentage of total outstanding for each stockholder is calculated by dividing (i) the number of shares of Common Stock deemed to be beneficially owned by such stockholder as of February 28, 1997 (assuming conversion of preferred stock into common stock) by (ii) the sum of (A) the number of shares of Common Stock outstanding as of February 28, 1997 plus (B) the number of shares of Common Stock into which all the shares of Preferred Stock outstanding as of February 28, 1997, are convertible plus (C) the number of shares of Common Stock issuable upon the exercise of options or warrants held by such stockholder which were exercisable as of February 28, 1997 or will become exercisable within 60 days after February 28, 1997 ("currently exercisable").

 (4) Reflects 3,600,000 shares sold directly by the Company to the Principal Stockholders, 4,400,000 shares sold to the public in an underwritten public offering and 1,601,474 shares issued in payment of accrued dividends.

 (5) Includes currently exercisable options to purchase 1,662,399 shares.

 (6) Includes currently exercisable options to purchase 300,000 shares.

 (7) Includes currently exercisable options to purchase 137,500 shares.

 (8) Includes 20,000 shares of Common Stock and currently exercisable options to purchase 20,000 shares. Also includes 245,560 shares of Common Stock, 16,803 shares of Series A-1 Preferred Stock convertible into 672,120 shares of Common Stock and 3,269.9 shares of Series B-3 Preferred Stock convertible into 116,785 shares of Common Stock currently owned by Apex II. Includes 2,595 shares of Series A-1 Preferred Stock convertible into 103,800 shares of Common Stock, 4,904.85 shares of Series B-3 Preferred Stock convertible into 175,173 shares of Common Stock and 80,241 shares of Common Stock currently owned by Apex I. Mr. Middlemas is a general partner of Apex Management Partnership which is the general partner of Apex I and Apex II. Mr. Middlemas disclaims beneficial ownership of the shares owned by Apex I and Apex II, except to the extent of his ownership in the general partner of Apex I and in the general partner of Apex II.

 (9) Messrs. Banks and Bentz are employees of W.R. Huff Asset Management Co., L.L.C., an affiliate of Huff. Mr. Rafferty is an employee of WRH Partners, L.L.C., the general partner of Huff. Messrs. Rafferty, Bentz and Banks disclaim beneficial ownership of all shares held by Huff. Mr. Rafferty's amounts include 200 shares of Series B-2 Preferred Stock convertible into 7,143 shares of Common Stock and 857 shares of Common Stock.

(10) Mr. Trouveroy is a Managing Partner of ING and Mr. Giess is a Partner of ING. Messrs. Trouveroy and Giess disclaim beneficial ownership of all shares held by ING.

(11) Includes currently exercisable options to purchase 1,033,265 shares. In connection with the settlement of the dispute concerning termination of Mr. Kozak's employment, the Company accelerated the vesting of an additional 83,333 shares subsequent to February 28, 1997. Mr. Kozak's employment was terminated effective February 2, 1997. See "Certain Transactions."

(12) Includes currently exercisable options to purchase 175,000 shares. Mr. Ottman's employment with the Company was terminated in February 1997.

(13) Includes 138,889 shares of Series A-1 Preferred Stock convertible into 5,555,560 shares of Common Stock, 100,000 shares of Series B-2 Preferred Stock convertible into 3,571,429 shares of Common Stock and currently exercisable warrants to purchase 200,000 shares. The address for Huff is 1776 On the Green, 67 Park Place, Morristown, NJ 07960.

(14) Assuming the Purchaser Stockholders purchase an aggregate of 3,600,000 shares of Common Stock in this offering, the number of shares beneficially owned and the percentage of the shares outstanding after the offering would increase to 14,286,960 shares and 29.9% for Huff, 7,946,828 shares and 19.2% for ING and 3,154,651 shares and 8.6% for FAC, including 941,053, 482,396 and 178,025 shares to be issued to Huff, ING and affiliates of FAC, respectively, in payment of accrued dividends on 238,889, 150,000 and 45,592 of the shares of Preferred Stock to be converted into Common Stock in connection with this offering by Huff, ING and affiliates of FAC, respectively.

(15) Includes 100,000 shares of Series B-1 Preferred Stock convertible into 3,571,429 shares of Common Stock, 50,000 shares of Series B-4 Preferred Stock convertible into 1,785,714 shares of Common Stock and currently exercisable warrants to purchase 100,000 shares. The address for ING is 135 East 57th Street, 16th Floor, New York, NY 10022.

(16) Includes 245,560 shares of Common Stock, 16,803 shares of Series A-1 Preferred Stock convertible into 672,120 shares of Common Stock and 3,269.9 shares of Series B-3 Preferred Stock convertible into 116,785 shares of Common Stock currently owned by Apex II. Includes 2,595 shares of Series A-1 Preferred Stock convertible into 103,800 shares of Common Stock, 4,904.85 shares of Series B-3 Preferred Stock convertible into 175,173 shares of Common Stock and 80,241 shares of Common Stock currently owned by Apex I. Includes 272,945 shares of Common Stock, 10,249 shares of Series A-1 Preferred Stock convertible into 409,960 shares of Common Stock and 1,380.61 shares of Series B-3 Preferred Stock convertible into 49,308 shares of Common Stock currently owned by The Productivity Fund II, L.P. ("Productivity"). Includes 6,056 shares of Series A-1 Preferred Stock convertible into 242,240 shares of Common Stock, 11,444.64 shares of Series B-3 Preferred Stock convertible into 408,737 shares of Common Stock and 63,316 shares of Common Stock currently owned by Environmental Private Equity Fund II, L.P. ("EPEF"). FAC is an ultimate general partner of Apex I, Apex II, Productivity and EPEF and may be deemed to be the beneficial owner of the shares owned by them. FAC disclaims beneficial ownership of these shares. The address for First Analysis Corporation is 233 South Wacker Drive, Suite 9600, Chicago, IL 60093.

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

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

AT&T CREDIT FACILITY

     In October 1994, the Company entered into the AT&T Credit Facility pursuant to which AT&T Credit Corporation has agreed to provide up to $31.2 million in financing for the development and construction of fiber optic networks by the Company's subsidiaries. Pursuant to the AT&T Credit Facility, during fiscal 1995 the Company's subsidiaries in Louisville, Fort Worth, Greenville and Columbia entered into loan agreements with AT&T Credit Corporation providing for up to $19.8 million in loans secured by the assets of such subsidiaries, and in September 1995, the Company's subsidiary in El Paso entered into a separate loan agreement with AT&T Credit Corporation pursuant to the AT&T Credit Facility providing for up to an aggregate of approximately $5.5 million in loans secured by its assets. During 1996, the existing loan agreements were amended to increase the aggregate credit available under such agreements to the $31.2 million credit availability under the AT&T Credit Facility. As of December 31, 1996, outstanding borrowings under the AT&T Credit Facility totalled approximately $30.2 million, including accrued interest of approximately $2.6 million. Interest rates applicable to the loans ranged from 11.93% to 14.47% as of February 28, 1997.

     The loans under the AT&T Credit Facility are secured by all of the assets of the respective borrowing subsidiary, including its installed fiber optic system and other equipment. The principal of borrowed amounts is payable in 28 consecutive quarterly installments, beginning with the ninth quarter after the date of the loan. The principal of borrowed amounts may be prepaid in certain circumstances, and must be prepaid along with a premium in other circumstances. Interest is due quarterly. At the borrowing subsidiary's option, the interest rate may be fixed or variable. The borrowing subsidiary has a one-time option to convert all variable rate loans to fixed rate loans. Upon certain events of default, additional interest ranging from 2% to 4% will become payable. Interest may generally be deferred so long as it would not cause the outstanding principal balance to exceed the commitment amounts for Capital Loans and for Equipment Loans (as defined in the loan documents). To date, the Company has elected to defer all interest due under the loans. In addition, the AT&T Credit Facility includes covenants, some of which impose certain restrictions on the Company and its subsidiaries including restrictions on the declaration or payment of dividends, the conduct of certain activities, certain capital expenditures, the creation of additional liens or indebtedness, the disposition of assets, transactions with affiliates, and extraordinary corporate transactions. The AT&T Credit Facility imposes restrictions on the ability of those subsidiaries of ACSI that incur indebtedness thereunder to transfer funds to ACSI in the form of dividends or other distributions. The AT&T Credit Facility also imposes restrictions on the ability of such subsidiaries to raise capital by incurring additional indebtedness. These factors could limit ACSI's ability to meet its obligations with respect to the Notes.

     Pursuant to the AT&T Credit Facility, the Company had contributed approximately $18.9 million in capital to its subsidiaries through December 31, 1996, and AT&T Credit Corporation received 7.25% of the outstanding capital stock of each of the Company's operating subsidiaries for which it provided financing. The Company was required to pledge its interest in the respective subsidiaries to AT&T Credit Corporation as a condition to each loan. Under certain circumstances, this pledge agreement also restricts the Company's ability to pay dividends on its capital stock.

2005 NOTES AND 2006 NOTES

     The 2005 Notes were issued under an Indenture, dated as of November 14, 1995 (the "2005 Note Indenture"), between the Company and Chemical Bank, as trustee thereunder; and the 2006 Notes were issued under an Indenture dated as of March 21, 1996 (the "2006 Note Indenture" and, together with the 2005 Note Indenture, the "Indentures") between the Company and Chemical Bank, as trustee thereunder. The terms of the 2005 Notes and the 2006 Notes include those stated in the applicable Indenture and those made a part of the applicable Indenture by reference to the Trust Indenture Act of 1939 as in effect on the date of that Indenture. The terms of the Indentures are substantially similar. The following summaries of certain provisions of the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Indenture. A copy of each of the Indentures is incorporated into the Registration Statement by reference.

     The Notes are general unsubordinated and unsecured obligations of ACSI and will rank pari passu with all other unsubordinated and unsecured indebtedness of ACSI. As a holding company that conducts virtually all of its business through subsidiaries, ACSI currently has no source of operating cash flow other than from dividends and distributions from its subsidiaries. ACSI's subsidiaries will have no obligation to pay amounts due on the Notes and will not guarantee the Notes. Therefore, the Notes will be effectively subordinated to all liabilities of ACSI's subsidiaries, including trade payables. Any rights of ACSI and its creditors, including the holders of the Notes, to participate in the assets of any of ACSI's subsidiaries upon any liquidation or reorganization of any such subsidiary will be subject to the prior claims of that subsidiary's creditors (including trade creditors).

     Upon a Change of Control (as defined in the Indentures), each holder of the Notes will have the right to require ACSI to repurchase all or any part of such holder's Notes at 101% of the Accreted Value (as defined in the Indenture) thereof, or, in the case of any such repurchase on or after November 1, 2000 in the case of the 2005 Notes and on or after April 1, 2001 in the case of the 2006 Notes, 101% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon, to the date of repurchase. A Change of Control would occur if, among other things, any person or group, other than Mr. Pompliano, Mr. Kozak or Huff, acquires more than 35% of the total voting power of the Company.

     Each of the Indentures contains certain covenants which, among other things, restrict the ability of ACSI and certain of its subsidiaries to incur additional indebtedness, pay dividends or make distributions in respect of ACSI's capital stock or make certain other restricted payments, create restrictions on the ability of certain subsidiaries to make distributions on their capital stock, create liens, enter into transactions with affiliates or related persons, sell assets, or consolidate, merge or sell all or substantially all of their assets.

  The 2005 Notes

     The 2005 Notes mature on November 1, 2005. The yield on the 2005 Notes equals 13% per annum, computed on a semi-annual bond equivalent basis and calculated from November 9, 1995. The 2005 Notes will accrete at a rate of 13%, compounded semi-annually, to an aggregate principal amount of $190,000,000 by November 1, 2000. Cash interest will not accrue on the 2005 Notes prior to November 1, 2000. Thereafter, interest on the 2005 Notes will accrue at the rate of 13% per annum and will be payable in cash semi-annually on May 1 and November 1, commencing May 1, 2001. The 2005 Notes will be redeemable, at the option of ACSI at any time, in whole or in part, on or after November 1, 2000, at 110%, 106 2/3% and 103 1/3% of the principal amount for the twelve months following November 1, 2000, 2001 and 2002, respectively, plus accrued and unpaid interest, if any, to the date of redemption.

  The 2006 Notes

     The 2006 Notes mature on April 1, 2006. The yield on the 2006 Notes equals 12 3/4% per annum, computed on a semi-annual bond equivalent basis and calculated from March 21, 1996. The 2006 Notes will accrete at a rate of 12 3/4%, compounded semi-annually, to an aggregate principal amount of $120,000,000 by April 1, 2001. Cash interest will not accrue on the 2006 Notes prior to April 1, 2001. Thereafter, interest on the 2006 Notes will accrue at the rate of 12 3/4% per annum and will be payable in cash semi-annually on April 1 and October 1, commencing October 1, 2001. The 2006 Notes will be redeemable, at the option of ACSI at any time, in whole or in part, on or after April 1, 2001 at 106 3/8%, 104 1/4% and 102 1/8% of the principal amount for the twelve months following

April 1, 2001, 2002 and 2003, respectively, plus accrued and unpaid interest, if any, thereon, to the date of repurchase.

                          DESCRIPTION OF CAPITAL STOCK

     ACSI's authorized capital stock consists of 76,500,000 shares of capital stock, consisting of 75,000,000 shares of Common Stock, par value $.01 per share, and 1,500,000 shares of Preferred Stock, par value $1.00 per share. On February 28, 1997, there were 8,191,959 shares of Common Stock issued and outstanding and held of record by approximately 271 persons, including 116,400 shares issued in February 1997 in connection with conversion of 2,910 shares of Preferred Stock. The Company has designated 186,664 shares (of which 183,754 remain outstanding) of its authorized Preferred Stock as 9% Series A-1 Convertible Preferred Stock, 100,000 shares as its 9% Series B-1 Convertible Preferred Stock, 102,500 shares as its 9% Series B-2 Convertible Preferred Stock, 25,000 shares as its 9% Series B-3 Convertible Preferred Stock, and 50,000 shares as its 9% Series B-4 Convertible Preferred Stock. Upon completion of this offering, the 461,254 issued and outstanding shares of Preferred Stock will be converted into 17,260,864 shares of Common Stock and will again become authorized but unissued shares of Preferred Stock. Approximately $7.5 million of accrued dividends on 434,481 of the 461,254 shares of Preferred Stock to be converted in connection with this offering will be paid in 1,601,474 shares of Common Stock. The remaining $500,000 of accrued dividends will be paid in cash.

PREFERRED STOCK

     The authorized but unissued Preferred Stock may be issued by the Board of Directors of the Company from time to time in one or more series with such preferences, terms and rights as the Board of Directors may determine without further action by the stockholders of the Company. Accordingly, the Board of Directors has the power to fix the dividend rate and to establish the provisions, if any, relating to dividends, voting rights, redemption rates, sinking funds, liquidation preferences and conversion rights for any series of Preferred Stock issued in the future.

     It is not possible to state the actual effect of the authorization of any particular series of Preferred Stock upon the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holder of Preferred Stock of any further series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders.

COMMON STOCK

     ACSI is authorized to issue 75,000,000 shares of Common Stock. Under the Company's By-Laws, at least a majority of the issued and outstanding voting securities of the Company present at a duly called stockholders' meeting constitutes a quorum. Generally, if a quorum is present the affirmative vote of the majority of the voting securities represented at the meeting constitutes an act of the stockholders.

     Subject to the rights of holders of the Preferred Stock, certain covenants contained in the Indentures which restrict the Company's ability to declare dividends on its Common Stock, and the restrictions on dividends contained in an agreement between the Company and AT&T Credit Corporation, holders of the Company's Common Stock are entitled to receive dividends, on a pro rata basis, as may from time to time be declared by the Board of Directors. The holders of Common Stock are entitled to one vote per share, voting together with the holders of Preferred Stock (voting on an as-converted basis) as a single class (except with respect to the election of directors and certain transactions and matters), on every question submitted to them at a meeting of shareholders. In the event of liquidation, dissolution or winding up, the holders of Common Stock are, subject to the liquidation preference of the holders of Preferred Stock, entitled to share ratably in all assets of the Company available for distribution to stockholders along with the holders of the Preferred Stock, any other series or class of preferred stock entitled to a share of the remaining assets of the Company pro rata based on the number of shares of Common Stock held by each (assuming full conversion of all such Preferred Stock or such other series or class of preferred stock). The holders of the Company's Common Stock do not have pre-emptive rights or cumulative voting rights with respect to the election of directors.

ANTI-TAKEOVER STATUTE

     Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an interested stockholder, which is defined therein as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years following the time the interested stockholder acquired its stock unless (i) the business combination is approved by the corporation's Board of Directors prior to the date the interested stockholder acquired shares, (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it becomes an interested stockholder or (iii) the business combination is approved by a majority of the Board of Directors and by the affirmative vote of 66 2/3% of the votes entitled to be cast by disinterested stockholders at an annual or special meeting. The Charter and By-laws do not exclude the Company from the restrictions imposed under Section 203 of the DGCL.

LIMITATION OF LIABILITY OF DIRECTORS

     The Charter provides that a director of the Company will not be personally liable for monetary damages to the Company or its stockholders for breach of fiduciary duty as a director, except for liability, (i) for any breach of the director's duty of loyalty to such corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemption as provided in Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

     This provision is intended to afford directors additional protection and limit their potential liability from suits alleging a breach of the duty of care by a director. As a result of the inclusion of such a provision, stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are otherwise in violation of their fiduciary duty of care, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to stockholders in any particular situation, stockholders may not have an effective remedy against a director in connection with such conduct.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Amended and Restated Certificate of Incorporation and the By-laws provide that directors and officers of the Company (as well as agents and employees of the Company at the discretion of the Board) shall, to the fullest extent authorized by the DGCL or any other applicable laws then in effect, be indemnified against liabilities arising from their service as directors and officers. Additionally, the Company has entered into indemnification agreements with each of its executive officers and directors to reimburse them for certain liabilities incurred in connection with the performance of their fiduciary duties. Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 145 also empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Delaware Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation is empowered to purchase and maintain insurance on behalf of any person who is a or was a director, officer, employee or agent of the corporation against any liability asserted against him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     There has not been in the past and there is not presently pending any litigation or proceeding involving a director, officer, employee or agent of the Company which could give rise to an indemnification obligation on the part of the Company. In addition, except as described herein, the Board of Directors is not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The foregoing summary of certain material provisions of ACSI's Charter and By-laws is qualified in its entirety by reference to the complete text of those documents.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar of ACSI's Common Stock is The Bank of New York, 101 Barclay Street, New York, New York 10286.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering and the simultaneous conversion of the Preferred Stock into Common Stock, the Company will have outstanding approximately 35,054,297 shares of Common Stock, assuming 1,601,474 shares are issued in payment of accrued dividends on 434,481 shares of Preferred Stock. The 8,000,000 shares offered hereby (other than the shares sold to the Purchaser Stockholders in this offering or otherwise acquired by affiliates) and approximately 2,862,918 of the approximately 25,543,973 shares outstanding prior to this offering (after giving effect to the conversion of the Preferred Stock, but excluding the 1,601,474 shares assumed to be issued in payment of accrued dividends on 434,481 shares of Preferred Stock) are freely transferable without registration under the Securities Act of 1933, as amended (the "Securities Act"). The approximately 22,591,055 remaining shares outstanding prior to this offering are "restricted securities" as that term is defined in Rule 144 of the Securities Act, approximately 21,439,836 of which are subject to the Lock-Up Agreements described below. Assuming the recently adopted amendments to Rule 144 became effective as of the date of this Prospectus (such amendments become effective on April 29, 1997), approximately 1,202,185 of the restricted shares will be freely transferable under Rule 144(k) and approximately 20,242,633 of the restricted shares will be saleable subject to certain volume and manner of sale restrictions under Rule 144. All shares to be issued in payment of accrued dividends on shares of Preferred Stock will be saleable subject to Rule 144 limitations. Of the shares freely transferable under Rule 144(k) or saleable subject to Rule 144 limitations, approximately 20,404,163 shares are subject to the Lock-Up Agreements described below. Of the approximately 20,242,633 shares eligible for sale under Rule 144, approximately 273,945 shares will have become freely transferable under Rule 144(k) on September 1, 1997 and an additional approximately 21,959 will have become freely transferable under Rule 144(k) on January 1, 1998, respectively, assuming such shares are still held by non-affiliates of the Company on each of those dates. By September 1, 1997, an additional approximately 45,000 restricted shares will have become saleable subject to Rule 144 limitations, with an additional approximately 16,042 restricted shares becoming saleable subject to Rule 144 limitations by January 1, 1998. If, in addition to the holders of 434,481 shares of Preferred Stock, the holders of the remaining 26,773 outstanding shares of Preferred Stock choose to accept shares of Common Stock in lieu of accrued dividends on their shares of Preferred Stock, up to 120,653 additional shares of Common Stock may be issued. All calculations set forth above as to shares freely transferable under Rule 144(k) or eligible for sale under Rule 144 assume that current affiliates of the Company remain affiliates as of the respective dates indicated.

     The holders of 24,896,764 shares of Common Stock and 521,540 shares of Common Stock (including, in each case, shares issued or issuable upon conversion of the Preferred Stock and exercise of options and warrants which are or will have become vested during the applicable lock-up period) have executed or have agreed to execute an agreement not to sell or otherwise dispose of any of those shares of Common Stock or shares of Common Stock acquired in this offering or acquired as a result of the payment of accrued dividends on converted shares of Preferred Stock for a period of 180 days and 90 days, respectively, from the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated (the "Lock-up Agreements").

     Holders of substantially all of the shares of Common Stock (i) outstanding (other than the shares being offered hereby), (ii) issuable upon conversion of the Preferred Stock and in payment of accrued dividends thereon and (iii) issuable upon exercise of outstanding options and warrants, including the additional shares issuable because of certain anti-dilutive provisions of the Warrants, have either piggyback or demand registration rights relating to those shares. Holders of approximately 2,998,430 outstanding shares and approximately 22,548,979 shares issuable upon conversion of the Preferred Stock and exercise of options and warrants have waived or agreed to waive their rights to "piggyback" on this offering or prior Company offerings and/or to demand registration of their shares until 180 days after consummation of this offering. The Company has agreed to use its commercially reasonable efforts to register all shares as to which piggyback and demand rights were waived on or before the 210th day following consummation of this offering (in which all security holders with registration rights may have the right to include their shares). As a result, the Company's ability to raise additional cash through a public offering of its equity securities may be limited. There can be no assurance that persons with piggyback and demand registration rights who have not waived or agreed to waive those rights (holding up to approximately 1,147,173 shares of outstanding Common Stock and up to approximately 343,218 shares of Common Stock issuable upon conversion of Preferred Stock or exercise of options and warrants) will not request the Company to file a registration statement for their shares prior to 180 days after this offering or that such security holders will not seek damages from the Company for any alleged breach of such security holders' registration rights in connection with this offering or past Company offerings. Additionally, the Company has an obligation to register under the Securities Act 1,000,000 of the 1,030,000 shares of Common Stock issued in the Cybergate Acquisition no later than 210 days after the consummation of this offering, but in no event later than December 31, 1997, and is required to register up to 150,000 additional shares which may be issued in connection with the Cybergate Acquisition no later than 60 days after such issuance. These shares will be freely transferable upon such registration. The Company also has an obligation to register under the Securities Act any shares issued to MCI in the MCI Transaction (see "Recent Developments"), on the later of (i) the first anniversary of the date of this prospectus and (ii) the 121st day following the effective date of a demand registration statement filed for MCI (which the Company may be obligated to file as early as seven months after the date of this prospectus). MCI also has piggyback rights in respect of such shares. Such shares will be freely transferable upon any such registration.

     Of the approximately 13,381,563 shares reserved for issuance upon exercise of options and warrants outstanding on February 28, 1997 and in connection with the Company's Employee Stock Purchase Plan, approximately 2,352,640 shares and approximately 8,594,035 shares have been registered under the Securities Act on Form S-3 and Form S-8 registration statements, respectively. These numbers exclude the additional shares issuable upon exercise of the Warrants due to certain anti-dilution provisions, the extent of which will depend, in large part, on the amount by which the Average Price exceeds $4.70. Any additional shares issuable upon exercise of the Warrants will be registered under the Securities Act upon issuance. Accordingly, the shares issued upon exercise of such options or warrants or in connection with the Employee Stock Purchase Plan, will be freely transferable unless held by affiliates of the Company.

     The future sale pursuant to Rule 144 or pursuant to a registration statement for the outstanding restricted shares of Common Stock or the Common Stock underlying the options and warrants, the future sale of Common Stock for the Company's own account, or the exercise of registration rights by any security holder or the perception that such sales or exercise could occur, could have an adverse effect on the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of Common Stock. See "Certain Relationships and Related Transactions."

     In general, under Rule 144 as it will be in effect beginning April 29, 1997, a stockholder (or stockholders whose securities are aggregated) who (together with predecessor holders who are not affiliates of the Company) has beneficially owned shares of Common Stock which are treated as restricted securities for at least one year (currently, two years) from the date such shares were acquired from the Company or an affiliate thereof, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume of the then outstanding shares of Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed with the Commission under Rule 144. Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and the availability of current public information about the Company. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144 (other than the one-year (currently, two-year) holding period requirement) in order to sell shares of Common Stock that are not restricted securities (such as shares acquired by affiliates of the Company in the public market). Furthermore, commencing two (currently, three) years after the acquisition of restricted securities from the Company or an affiliate of the Company, a holder of such restricted securities who is not an affiliate of the Company at the time of the sale and has not been an affiliate for at least three months prior to such sale would be entitled to sell such securities immediately without regard to the volume limitations and other conditions described above.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated and Donaldson, Lufkin & Jenrette Securities Corporation, have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:

                                                                                   NUMBER OF
                                  UNDERWRITER                                       SHARES
--------------------------------------------------------------------------------   ---------
Alex. Brown & Sons Incorporated.................................................     950,000
Donaldson, Lufkin & Jenrette Securities Corporation.............................     950,000
ABN AMRO Chicago Corporation....................................................     150,000
Bear, Stearns & Co. Inc. .......................................................     150,000
Deutsche Morgan Grenfell Inc. ..................................................     150,000
Goldman, Sachs & Co. ...........................................................     150,000
Lehman Brothers Inc. ...........................................................     150,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated.......................................................     150,000
Morgan Stanley & Co. Incorporated...............................................     150,000
Salomon Brothers Inc............................................................     150,000
Smith Barney Inc. ..............................................................     150,000
UBS Securities LLC..............................................................     150,000
Robert W. Baird & Co. Incorporated..............................................     100,000
Dominick & Dominick, Incorporated...............................................     100,000
Everen Securities, Inc. ........................................................     100,000
First Analysis Securities Corporation...........................................     100,000
C.L. King & Associates, Inc. ...................................................     100,000
Brad Peery Inc. ................................................................     100,000
Pennsylvania Merchant Group Ltd.................................................     100,000
Scott & Stringfellow, Inc. .....................................................     100,000
Unterberg Harris................................................................     100,000
Wheat First Butcher Singer......................................................     100,000
                                                                                   ---------
Total...........................................................................   4,400,000
                                                                                   =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including consummation of the sale by the Company to the Purchaser Stockholders of an aggregate of 3,600,000 of the shares offered hereby and the issuance of 1,601,474 shares of Common Stock as payment for $7.5 million of accrued dividends on the Preferred Stock. In addition, the Underwriters are obligated to purchase 4,400,000 shares of the Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the 4,400,000 shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.16 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 660,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 4,400,000, and the Company will be obligated, pursuant to the option to sell such shares to the Underwriters. The Underwriters may exercise such option from time to time only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 4,400,000 shares are being offered.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act. In addition, the Company has agreed to indemnify the Underwriters against certain liabilities with respect to registration rights of certain of the Company's security holders.

     Stockholders of the Company, holding in the aggregate 22,871,967 and 521,540 shares of Common Stock (including, in each case, shares issued or issuable upon conversion of the Preferred Stock and exercise of options and warrants which are or will have become vested during the applicable lock-up period) have agreed not to offer, sell or otherwise dispose of any of such Common Stock or any of the 3,600,000 shares acquired in this offering or 1,601,474 shares acquired as payment of accrued dividends on 434,481 shares of Preferred Stock, for a period of 180 and 90 days, respectively, after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters. See "Shares Eligible for Future Sale."

     It is contemplated that First Analysis Securities Corporation, a wholly-owned subsidiary of First Analysis Corporation (a principal stockholder of the Company) will be one of the Underwriters. Additionally, two other affiliates of First Analysis Corporation have agreed in principle to purchase directly from the Company an aggregate of 136,443 of these shares offered hereby at a per share price of $4.70, the price being paid by the Underwriters for the shares purchased by them under the Underwriting Agreement. See "Sale to Purchaser Stockholders." The provisions of Rule 2720 of the National Association of Securities Dealers, Inc. (the "NASD") Conduct Rules apply to this offering. Under Rule 2720, when a NASD member such as First Analysis Securities Corporation distributes an affiliated company's equity securities, one of the following two criteria must be met: (1) the price of such equity security can be no higher than that recommended by a "qualified independent underwriter" or (2) the offering must be for a class of equity security for which a "bona fide independent market" exists. Because (i) the shares of Common Stock are quoted on the Nasdaq Stock Market, (ii) the aggregate trading volume for the 12 months immediately preceding the filing of the registration statement of which this Prospectus forms a part was at least 100,000 shares, (iii) the Company had outstanding for the 12-month period immediately preceding the filing of such registration statement a minimum of 250,000 publicly-held shares and (iv) there are, and for the 30-days immediately preceding the filing of such registration statement there were, at least three "bona fide independent market makers" for the Common Stock, a "bona fide independent market" for the Common Stock exists. Accordingly, the public offering price of the Common Stock offered hereby will not be passed upon by a "qualified independent underwriter." Pursuant to Rule 2720, NASD members may not execute transactions in the shares of Common Stock offered hereby in discretionary accounts without the prior approval of the customer.

     During and after the offering, the Underwriters may purchase and sell Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The Underwriters also may impose a penalty bid, where selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of Common Stock which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and these activities, if commenced, may be discontinued at any time.

     As permitted by Rule 103 under the Exchange Act, Underwriters or prospective Underwriters that are market makers ("passive market makers") in the Common Stock may make bids for or purchases of Common Stock in the Nasdaq Stock Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that (a) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part,
(b) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers and (c) bids made by passive market makers must be identified as such.

     In the past, Donaldson, Lufkin & Jenrette Securities Corporation has performed certain investment banking and other financial advisory services for the Company, including in connection with the solicitation of consents from the Company's noteholders for the Cybergate Acquisition, for which they have received customary compensation.

                         SALE TO PURCHASER STOCKHOLDERS

     Subject to terms and conditions comparable to those in the Underwriting Agreement, the Company has offered to sell an aggregate of 3,600,000 of the shares offered hereby directly to the following Purchaser Stockholders:

                                                                                   NUMBER OF
                                      NAME                                          SHARES
--------------------------------------------------------------------------------   ---------
The Huff Alternative Income Fund, L.P. .........................................   2,099,125
ING Equity Partners, L.P. I.....................................................   1,364,432
Apex Investment Fund I, L.P. ...................................................      31,487
Apex Investment Fund II, L.P. ..................................................     104,956
                                                                                   ---------
Total...........................................................................   3,600,000
                                                                                   =========

     The agreement pursuant to which the shares to be sold to the Purchaser Stockholders provides that the obligations of the Purchaser Stockholders are subject to certain conditions precedent, including completion of the sale of 4,400,000 shares of Common Stock pursuant to the Underwriting Agreement, and that the Purchaser Stockholders will purchase 3,600,000 of the shares of Common Stock offered hereby if any of such shares are purchased. Each of the Purchaser Stockholders who purchases Common Stock will be doing so in the ordinary course of its business, and none has any arrangement or understanding to participate in a distribution of the Shares purchased pursuant to the Purchase Agreement. Each of the Purchaser Stockholders has agreed not to sell, transfer or otherwise dispose of any of the shares acquired in this offering for a period of 180 days following completion of this offering.

                                 LEGAL MATTERS

     Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Company by Piper & Marbury L.L.P., Baltimore, Maryland and for the Underwriters by Weil, Gotshal & Manges LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company as of June 30, 1995 and 1996 and December 31, 1996 and for the fiscal years ended June 30, 1995 and 1996 and for the fiscal period ended December 31, 1996, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                    CHANGE IN INDEPENDENT PUBLIC ACCOUNTANTS

     On April 21, 1995, pursuant to authorization of its Board of Directors and approval of its Audit Committee, the Company dismissed the firm of Coopers & Lybrand L.L.P. ("Coopers & Lybrand") as its auditors and retained KPMG Peat Marwick LLP ("KPMG Peat Marwick"). Coopers & Lybrand's report for each of the fiscal years ended June 30, 1993, and June 30, 1994, indicated uncertainties as to the Company's ability to continue as a going concern. However, Coopers & Lybrand's report for these years did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to audit scope or accounting principles.

     During the fiscal years ended June 30, 1993, and June 30, 1994, and the subsequent interim periods immediately preceding the change in accountants, there were no disagreements with Coopers & Lybrand on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedure, which if not resolved to the satisfaction of Coopers & Lybrand would have caused them to make reference to the subject matter of the disagreement in connection with their reports on the Company's financial statements. During the fiscal years ended June 30, 1993, and June 30, 1994, and the subsequent interim periods immediately preceding the change in accountants, there were no reportable events (as that term is used in Regulation S-K, Item 304(a)(1)(v)(A) through (D) of the Exchange Act), except that at the March 30, 1994, meeting of the Audit Committee at which representatives of Coopers & Lybrand were present, Coopers & Lybrand communicated to the Audit Committee that through approximately August 1993, documentation of equity or other non-cash transactions and controls over cash were less than adequate. This matter was then discussed. The Company has authorized Coopers & Lybrand to respond fully to the inquiries of KPMG Peat Marwick concerning such reportable events.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is quoted on the Nasdaq National Market and material filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a registration statement on Form SB-2 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement. This Prospectus contains summaries of the material terms and provisions of certain documents and, in each instance, reference is made to the copy of such the document filed as an exhibit to the Registration Statement. Copies of the Registration Statement and the exhibits thereto may be inspected, without charge, at the offices of the Commission, at the address set forth above.

                                    GLOSSARY

     ACCESS CHARGES -- The fees paid by IXCs to LECs for originating and terminating long distance calls on their local networks.

     ATM (Asynchronous Transfer Mode) -- A recently commercialized switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a standard fifty-three bit-long packet or cell. ATM switching was specifically developed to allow switching and transmission of mixed voice, data and video (sometimes referred to as "multi-media" information) at varying rates. The ATM format can be used by many different information systems, including LANs.

     BROADBAND -- Broadband communications systems can transmit large quantities of voice, data and video by way of digital or analog signals. Examples of broadband communication systems include DS-3 fiber optic systems, which can transmit 672 simultaneous voice conversations, or a broadcast television station that transmits high resolution audio and video signals into the home. Broadband connectivity is also an essential element for interactive multimedia applications.

     CAP (Competitive Access Provider) -- A company that provides its customers with an alternative to the local telephone company for local transport of private line, special access and interstate transport of switched access telecommunications services. CAPs are also referred to in the industry as alternative local telecommunications service providers (ALTs) and metropolitan area network providers (MANs) and were formerly referred to as alternative access vendors (AAVs).

     CATVS -- Cable television service providers.

     CENTRAL OFFICES -- The switching centers or central switching facilities of the LECs.

     CENTREX -- Centrex is a service that offers features similar to those of a Private Branch Exchange (PBX), except the equipment is located at the carrier's premises and not at the premises of the customer. These features include direct dialing within a given phone system, direct dialing of incoming calls, and automatic identification of outbound calls. This is a value-added service that carriers can provide to a wide range of customers who do not have the size or the funds to support their own on-site PBX.

     CO-CARRIER STATUS -- A relationship between competitive local exchange carriers (CLEC) that affords the same access and rights to the other's network, and provides access and services on an equal basis.

     COLLOCATION -- The ability of a CAP such as the Company to connect its network to the LEC's central offices. Physical collocation occurs when a CAP places its network connection equipment inside the LEC's central offices. Virtual collocation is an alternative to physical collocation pursuant to which the LEC permits a CAP to connect its network to the LEC's central offices at competitive prices, even though the CAP's network connection equipment is not physically located inside the central offices.

     DEDICATED LINES -- Telecommunications lines dedicated or reserved for use exclusively by particular customers along predetermined routes (in contrast to telecommunications lines within the LEC's public switched network).

     DEDICATED SERVICES -- Special access, switched transport and private line services generally offered by CAPs, including the Company.

     DIGITAL -- A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary code digits 0 and 1. Digital transmission and switching technologies employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. Digital transmission and switching technologies offer a threefold improvement in speed and capacity over analog techniques, allowing much more efficient and cost-effective transmission of voice, video and data.

     DS-0, DS-1, DS-3 -- Standard telecommunications industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). DS-0 service has a bit rate of 64 kilobits per second. DS-1 service has a bit rate of 1.544 megabits per second and DS-3 service has a bit rate of 45 megabits per second.

     EBITDA -- Net income (loss) before net interest, income taxes, depreciation and amortization.

     FCC -- Federal Communications Commission.

     FIBER MILES -- The number of route miles installed (excluding pending installations) along a telecommunications path multiplied by the number of fibers along that path. See the definition of "Route Miles" below.

     FIBER OPTICS -- Fiber optic cable is the medium of choice for the telecommunications and cable industries. Fiber is immune to electrical interference and environmental factors that affect copper wiring and satellite transmission. Fiber optic technology involves sending laser light pulses across glass strands in order to transmit digital information. A strand of fiber optic cable is as thick as a human hair yet has significantly greater bandwidth capacity than copper cable, which is many times greater in size.

     FIBER OPTIC RING NETWORK -- Most CAPs have built their networks in ring configurations in order to ensure that, if one segment of a network is damaged or cut, the traffic is simply re-routed and sent to its destination in the opposite direction. The Company uses a "self-healing" optical fiber ring architecture in its networks.

     FRAME RELAY -- Frame relay is a high-speed data packet switching service used to transmit data between computers. Frame Relay supports data units of variable lengths at access speeds ranging from 56kbs to 1.5 mbs. This service is ideal for connecting LANs, but is not appropriate for voice and video applications due to the variable delays that can occur. Frame Relay was designed to operate at higher speeds on modern fiber optic networks.

     ILEC -- An incumbent CAP that also provides switched local telecommunications services.

     INTERCONNECTION DECISIONS -- Rulings by the FCC announced in September 1992 and August 1993, which require the RBOCs and most other LECs to provide interconnection in LEC central offices to any CAP, long distance carrier or end user seeking such interconnection for the provision of interstate special access and switched access transport services.

     INTERNET PROTOCOL (IP) -- A compilation of network- and transport-level protocols that allow computers with different architectures and operating system software to communicate with other computers on the Internet.

     ISDN -- An internationally agreed upon standard which, through special equipment, allows two-way, simultaneous voice and data transmission in digital formats over the same transmission line. ISDN permits videoconferencing over a single line, for example, and also supports a multitude of value-added networking capabilities, reducing costs for end-users and results in more efficient use of available facilities. ISDN combines standards for highly flexible customers to network signaling with both voice and data within a common facility.

     ISP -- An Internet service provider provides customers with access to the Internet by linking its network directly or through other ISPs to the Internet backbone network.

     IXC (Interexchange Carriers) -- See Long Distance Carrier.

     LANS (Local Area Networks) -- The interconnection of computers for the purpose of sharing files, programs and various devices such as work stations, printers and high-speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs.

     LATAS (Local Access and Transport Areas) -- The geographically defined areas in which LECs are authorized by the MFJ to provide local switched services.

     LEC (Local Exchange Carrier) -- A company providing local telephone services.

     LOCAL EXCHANGE AREAS -- A geographic area determined by the appropriate state regulatory authority in which local calls generally are transmitted without toll charges to the calling or called party.

     LONG DISTANCE CARRIERS OR IXCS (Interexchange Carriers) -- Long distance carriers provide services between local exchanges on an interstate or intrastate basis. A long distance carrier may offer services over its own or another carrier's facilities. Long distance carriers include, among others, AT&T, MCI, Sprint, WorldCom and LCI, as well as resellers of long distance capacity.

     MFJ (Modified Final Judgment) -- The MFJ was an agreement made in 1982 between AT&T and the Department of Justice that forced the breakup of the old Bell System. This judgment, also known as the Divestiture of AT&T, established seven separate Regional Bell Operating Companies (RBOCs) and created two distance segments of telecommunications service: local and long distance. This laid the ground work for intense competition in the long distance industry, but essentially created seven separate regionally-based local switched service monopolies.

     NAP -- Network Access Points are points where the national ISPs interconnect their networks, allowing a multitude of local and regional ISPs to exchange data and access the Internet globally.

     NODE -- An individual point of origination and termination of data on the network transported using frame relay or similar technology.

     OFF-NET -- A customer that is not physically connected to one of the Company's networks but who is accessed through interconnection with a LEC network.

     ON-NET -- A customer that is physically connected to one of the Company's networks.

     PBX (Private Branch Exchange) -- A switching system within an office building which allows calls from outside to be routed directly to the individual instead of through a central number. This PBX also allows for calling within an office by way of four digit extensions. Centrex is a service which can simulate this service from an outside switching source, thereby eliminating the need for a large capital expenditure on a PBX.

     PCS (Personal Communications Service) -- A type of wireless telephone system that uses light, inexpensive handheld sets and communicates via low power antennas.

     POPS (Points of Presence) -- Locations where a long distance carrier has installed transmission equipment in a service area that serves as, or relays calls to, a network switching center of that long distance carrier.

     PRIVATE LINE -- A private, dedicated telecommunications connection between end-user locations (excluding long distance carrier POPs).

     RBOCS (Regional Bell Operating Companies) -- The seven local telephone companies established by the MFJ. These RBOCs are prohibited from providing interLATA services and from manufacturing telecommunications equipment.

     ROUTE MILES -- The number of miles of the telecommunications path in which fiber optic cables are installed as it would appear on a network map.

     SONET (SYNCHRONOUS OPTICAL NETWORK) -- A self-healing fiber optic ring that constitutes a local network.

     SPECIAL ACCESS SERVICES -- The lease of private, dedicated telecommunications lines or "circuits" along the network of a LEC or a CAP (such as the Company), whose lines or circuit run to or from the long distance carrier POPs. Examples of special access services are telecommunications lines running between POPs of a single long distance carrier, from one long distance carrier POP to the POP of another long distance carrier or from an end user to its long distance carrier POP. Special access services do not require the use of switches.

     SWITCH -- A sophisticated computer that accepts instructions from a caller in the form of a telephone number. Like an address on an envelope, the numbers tell the switch where to route the call. The switch opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users. Switches allow local telecommunications service providers to connect calls directly to their destination, while providing advanced features and recording connection information for future billing.

     SWITCHED ACCESS SERVICES -- The origination or termination of long distance traffic between a customer premise and an IXC POP via shared local trunks using a local switch.

     SWITCHED TRANSPORT SERVICES -- Transportation of switched traffic along dedicated lines between the LEC central offices and IXC POPs.

     SWITCHED TRAFFIC -- Telecommunications traffic along a switched network.

     VGE (Voice Grade Equivalent Circuits) -- A measure of service equivalent to one telephone line (64 kilobits of bandwidth) actually billed to a customer.

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report..........................................................    F-2
Consolidated Balance Sheets as of June 30, 1995 and 1996 and December 31, 1996........    F-3
Consolidated Statements of Operations for the Years Ended June 30, 1995 and 1996 and
  for the Six Months Ended December 31, 1996..........................................    F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the Years Ended June 30,
  1995 and 1996 and for the Six Months Ended December 31, 1996........................    F-5
Consolidated Statements of Cash Flows for the Years Ended June 30, 1995 and 1996 and
  for the Six Months Ended December 31, 1996..........................................    F-6
Notes to Consolidated Financial Statements............................................    F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
American Communications Services, Inc.:

We have audited the accompanying consolidated balance sheets of American Communications Services, Inc. and subsidiaries as of June 30, 1995 and 1996 and December 31, 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended June 30, 1995 and 1996 and the six months ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Communications Services, Inc. and subsidiaries as of June 30, 1995 and 1996 and December 31, 1996, and the results of their operations and their cash flows for the years ended June 30, 1995 and 1996 and for the six months ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          /s/ KPMG PEAT MARWICK LLP

                                          KPMG Peat Marwick LLP

Washington, D.C.
February 14, 1997

                     AMERICAN COMMUNICATIONS SERVICES, INC.
                          CONSOLIDATED BALANCE SHEETS
                  JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996

                                                                            JUNE 30,       JUNE 30,     DECEMBER 31,
                                                                              1995           1996           1996
                                                                          ------------   ------------   ------------
ASSETS
Current assets:
  Cash and cash equivalents (note 1)....................................  $ 20,350,791   $134,115,981   $ 78,618,544
  Restricted cash (note 1)..............................................       752,000      2,342,152      2,342,152
  Trade accounts receivable, net of allowance for doubtful accounts of
    $8,600, $189,500, and $432,400 at June 30, 1995, June 30, 1996 and
    December 31, 1996, respectively.....................................       350,436        735,260      2,429,077
  Other current assets..................................................        92,325      1,003,465      1,202,711
                                                                          ------------   ------------   ------------
Total current assets....................................................    21,545,552    138,196,858     84,592,484
Networks, equipment and furniture, gross (note 2).......................    15,897,562     80,147,964    144,403,123
  Less: accumulated depreciation and amortization.......................      (330,272)    (3,408,698)    (8,320,372)
                                                                          ------------   ------------   ------------
                                                                            15,567,290     76,739,266    136,082,751
Deferred financing fees, net of accumulated amortization of $64,458,
  $732,775 and $1,070,670, at June 30, 1995, June 30, 1996 and December
  31, 1996, respectively................................................       292,113      8,334,183      8,380,283
Other assets............................................................       222,010        329,584        982,649
                                                                          ------------   ------------   ------------
Total assets............................................................  $ 37,626,965   $223,599,891   $230,038,167
                                                                          ============   ============   ============
LIABILITIES, REDEEMABLE STOCK, OPTIONS AND WARRANTS, MINORITY INTEREST
  AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable -- current portion (note 4).............................  $    146,083   $    252,809   $    872,031
  Accounts payable......................................................     3,843,167     21,317,346     33,587,407
  Accrued financing fees................................................     1,542,255             --             --
  Accrued employee costs................................................       836,509        774,262      2,057,187
  Other accrued liabilities.............................................     1,269,484        886,692      2,074,945
                                                                          ------------   ------------   ------------
Total current liabilities...............................................     7,637,498     23,231,109     38,591,570
Long term liabilities:
  Notes payable, less current portion (notes 4 and 6)...................     3,652,085    184,129,361    209,538,226
  Dividends payable (note 3)............................................     1,070,985      4,942,313      6,945,943
                                                                          ------------   ------------   ------------
Total liabilities.......................................................    12,360,568    212,302,783    255,075,739
                                                                          ------------   ------------   ------------
Redeemable stock, options and warrants (notes 6, 9 and 11)..............     2,930,778      2,155,025      2,000,000
                                                                          ------------   ------------   ------------
Minority interest (note 4)..............................................       194,402        160,270             --
                                                                          ------------   ------------   ------------
Stockholders' equity (deficit) (notes 3, 4, 5 and 6):
  Preferred stock, $1.00 par value, 186,664 shares designated as 9%
    Series A-1 Convertible Preferred Stock authorized, issued and outstanding at June 30, 1995, June 30, 1996 and December 31, 1996,
    respectively, convertible into 7,466,560 shares of common stock
    (notes 3 and 4).....................................................       186,664        186,664        186,664
  Preferred stock, $1.00 par value, 277,500 shares authorized and designated as 9% Series B Convertible Preferred Stock; 227,500,
    277,500 and 277,500 shares issued and outstanding at June 30, 1995,
    June 30, 1996 and December 31, 1996, respectively, convertible into
    9,910,704 shares of common stock (notes 3 and 5)....................       227,500        277,500        277,500
  Common stock, $.01 par value, 75,000,000 shares authorized, 5,744,782,
    6,645,691 and 6,784,996 shares issued and outstanding at
    June 30, 1995, June 30, 1996 and December 31, 1996, respectively
    (note 5)............................................................        56,827         65,837         67,850
  Additional paid-in capital............................................    42,411,448     55,975,078     54,870,194
  Accumulated deficit...................................................   (20,741,222)   (47,523,266)   (82,439,780)
                                                                          ------------   ------------   ------------
Total stockholders' equity (deficit)....................................    22,141,217      8,981,813    (27,037,572)
                                                                          ------------   ------------   ------------
Commitments and contingencies (notes 1, 4, 6, 7, 8, and 9)
Total liabilities, redeemable stock, options and warrants, minority
  interest and stockholders' equity (deficit)...........................  $ 37,626,965   $223,599,891   $230,038,167
                                                                          ============   ============   ============

          See accompanying notes to consolidated financial statements.

                     AMERICAN COMMUNICATIONS SERVICES, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        FOR THE YEAR ENDED          FOR THE SIX
                                                   -----------------------------   MONTHS ENDED
                                                     JUNE 30,        JUNE 30,      DECEMBER 31,
                                                       1995            1996            1996
                                                   -------------   -------------   -------------
Revenues (note 1)................................  $     388,887   $   3,415,137   $   6,990,452
                                                   -------------   -------------   -------------
Operating expenses:
  Network development and operations.............      3,282,183       5,264,570       8,703,057
  Selling, general and administrative............      4,597,615      13,463,775      20,269,991
  Noncash stock compensation (note 6)............      6,419,412       2,735,845         549,645
  Depreciation and amortization..................        497,811       3,078,426       4,911,674
                                                   -------------   -------------   -------------
Total operating expenses.........................     14,797,021      24,542,616      34,434,367
Non-operating income (expenses):
  Interest and other income......................        217,525       4,409,733       2,757,461
  Interest and other expense (note 4)............       (170,095)    (10,476,904)    (10,390,330)
  Debt conversion expense (note 4)...............       (385,000)             --              --
                                                   -------------   -------------   -------------
Loss before minority interest....................    (14,745,704)    (27,194,650)    (35,076,784)
Minority interest................................         48,055         412,606         160,270
                                                   -------------   -------------   -------------
Net loss.........................................    (14,697,649)    (26,782,044)    (34,916,514)
Preferred stock dividends and accretion (note
  3).............................................     (1,070,985)     (3,871,328)     (2,003,630)
                                                   -------------   -------------   -------------
Net loss to common stockholders..................  $ (15,768,634)  $ (30,653,372)  $ (36,920,144)
                                                   =============   =============   =============
Net loss per common share........................  $       (3.30)  $       (4.96)  $       (5.48)
                                                   =============   =============   =============
Average number of common shares outstanding......      4,771,689       6,185,459       6,733,759
                                                   =============   =============   =============

          See accompanying notes to consolidated financial statements.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED JUNE 30, 1995 AND 1996 AND THE SIX MONTHS ENDED DECEMBER 31,
                                      1996

                                                                                         SERIES A-1            SERIES B
                                                                PREFERRED STOCK       PREFERRED STOCK      PREFERRED STOCK
                                                              --------------------   ------------------   ------------------
                                                              SHARES     AMOUNT      SHARES     AMOUNT    SHARES     AMOUNT
                                                              ------   -----------   -------   --------   -------   --------
Balances at June 30, 1994...................................   1,700   $ 1,700,000        --   $     --        --   $     --
  Preferred Stock exchange (note 12)........................  (1,700)   (1,700,000)       --         --        --         --
  Set par value for common stock (note 5)...................      --            --        --         --        --         --
  Acquisition of Piedmont Teleport, Inc. (note 13)..........      --            --        --         --        --         --
  Write-off of note receivable for common stock.............      --            --        --         --        --         --
  Series A Preferred private placement, net of related costs
    (note 3)................................................      --            --   186,664    186,664        --         --
  Series B Preferred private placement, net of related costs
    (note 3)................................................      --            --        --         --   227,500    227,500
  Issuance of put right obligations (notes 6
    and 9)..................................................      --            --        --         --        --         --
  Cancellation of put right obligation (note 9).............      --            --        --         --        --         --
  Warrant and stock option exercises and stock grant (note
    6)......................................................      --            --        --         --        --         --
  Establish limitation on common stock put right obligation
    (note 6)................................................      --            --        --         --        --         --
  Series A Preferred Stock dividends accrued
    (note 3)................................................      --            --        --         --        --         --
  Net loss..................................................      --            --        --         --        --         --
                                                              ------   -----------   -------   --------   -------   --------
Balances at June 30, 1995...................................      --   $        --   186,664   $186,664   227,500   $227,500
  Issuance of Series B-4 Preferred Stock
    (note 3)................................................      --            --        --         --    50,000     50,000
  Issuance of detachable warrants (notes 4 and 6)...........      --            --        --         --        --         --
  Warrants and stock options exercised (note 6).............      --            --        --         --        --         --
  Series A and B Preferred Stock dividends accrued (note
    3)......................................................      --            --        --         --        --         --
  Cancellation of and adjustments to put right obligations
    (note 6)................................................      --            --        --         --        --         --
  Stock compensation expense................................      --            --        --         --        --         --
  Net loss..................................................      --            --        --         --        --         --
                                                              ------   -----------   -------   --------   -------   --------
Balances at June 30, 1996...................................      --   $        --   186,664   $186,664   277,500   $277,500
  Warrants and stock options exercised (note 6).............      --            --        --         --        --         --
  Series A and B Preferred Stock dividends accrued (note
    3)......................................................      --            --        --         --        --         --
  Accretion of consulting agreement credit to exercise price
    of warrants (note 9)....................................      --            --        --         --        --
  Cancellation of and adjustments to put right obligations
    (note 6)................................................      --            --        --         --        --         --
  Stock compensation expense................................      --            --        --         --        --         --
  Net loss..................................................      --            --        --         --        --         --
                                                              ------   -----------   -------   --------   -------   --------
Balances at December 31, 1996...............................      --   $        --   186,664   $186,664   277,500   $277,500
                                                              ======   ===========   =======   ========   =======   ========

                                                                                                   NOTES
                                                                                                 RECEIVABLE
                                                                 COMMON STOCK       ADDITIONAL   ON SALE OF
                                                              -------------------     PAID-IN      COMMON    ACCUMULATED
                                                               SHARES     AMOUNT      CAPITAL      STOCK       DEFICIT
                                                              ---------   -------   -----------  ----------  ------------
Balances at June 30, 1994...................................  2,755,005   $    --   $ 1,080,566   $ (2,750)  $ (6,043,573)
  Preferred Stock exchange (note 12)........................    548,387        --     1,700,000         --             --
  Set par value for common stock (note 5)...................         --    33,033       (33,033)        --             --
  Acquisition of Piedmont Teleport, Inc. (note 13)..........     62,000        --            --         --             --
  Write-off of note receivable for common stock.............         --        --        (2,750)     2,750             --
  Series A Preferred private placement, net of related costs
    (note 3)................................................         --        --    15,009,461         --             --
  Series B Preferred private placement, net of related costs
    (note 3)................................................         --        --    20,434,000         --             --
  Issuance of put right obligations (notes 6
    and 9)..................................................         --        --       (53,303)        --             --
  Cancellation of put right obligation (note 9).............         --        --       487,500         --             --
  Warrant and stock option exercises and stock grant (note
    6)......................................................  2,379,390    23,794       349,030         --             --
  Establish limitation on common stock put right obligation
    (note 6)................................................         --        --     4,510,962         --             --
  Series A Preferred Stock dividends accrued
    (note 3)................................................         --        --    (1,070,985)        --             --
  Net loss..................................................         --        --            --         --    (14,697,649)
                                                              ---------   -------   -----------  ----------  ------------
Balances at June 30, 1995...................................  5,744,782   $56,827   $42,411,448   $     --   $(20,741,222)
  Issuance of Series B-4 Preferred Stock
    (note 3)................................................         --        --     4,950,000         --             --
  Issuance of detachable warrants (notes 4 and 6)...........         --        --     8,684,000         --             --
  Warrants and stock options exercised (note 6).............    900,909     9,010       289,360         --             --
  Series A and B Preferred Stock dividends accrued (note
    3)......................................................         --        --    (3,871,328)        --             --
  Cancellation of and adjustments to put right obligations
    (note 6)................................................         --        --       775,753         --             --
  Stock compensation expense................................         --        --     2,735,845         --             --
  Net loss..................................................         --        --            --         --    (26,782,044)
                                                              ---------   -------   -----------  ----------  ------------
Balances at June 30, 1996...................................  6,645,691   $65,837   $55,975,078   $     --   $(47,523,266)
  Warrants and stock options exercised (note 6).............    139,305     1,393       175,945         --             --
  Series A and B Preferred Stock dividends accrued (note
    3)......................................................         --        --    (2,003,630)        --             --
  Accretion of consulting agreement credit to exercise price
    of warrants (note 9)....................................         --        --        18,750
  Cancellation of and adjustments to put right obligations
    (note 6)................................................         --       620       154,405         --             --
  Stock compensation expense................................         --        --       549,646         --             --
  Net loss..................................................         --        --            --         --    (34,916,514)
                                                              ---------   -------   -----------  ----------  ------------
Balances at December 31, 1996...............................  6,784,996   $67,850   $54,870,194   $     --   $(82,439,780)
                                                              =========   ========  ===========  ==========  =============


                                                                  TOTAL
                                                              STOCKHOLDERS'
                                                                 EQUITY
                                                                (DEFICIT)
                                                              -------------
Balances at June 30, 1994...................................  $ (3,265,757)
  Preferred Stock exchange (note 12)........................            --
  Set par value for common stock (note 5)...................            --
  Acquisition of Piedmont Teleport, Inc. (note 13)..........            --
  Write-off of note receivable for common stock.............            --
  Series A Preferred private placement, net of related costs
    (note 3)................................................    15,196,125
  Series B Preferred private placement, net of related costs
    (note 3)................................................    20,661,500
  Issuance of put right obligations (notes 6
    and 9)..................................................       (53,303)
  Cancellation of put right obligation (note 9).............       487,500
  Warrant and stock option exercises and stock grant (note
    6)......................................................       372,824
  Establish limitation on common stock put right obligation
    (note 6)................................................     4,510,962
  Series A Preferred Stock dividends accrued
    (note 3)................................................    (1,070,985)
  Net loss..................................................   (14,697,649)
                                                              -------------
Balances at June 30, 1995...................................  $ 22,141,217
  Issuance of Series B-4 Preferred Stock
    (note 3)................................................     5,000,000
  Issuance of detachable warrants (notes 4 and 6)...........     8,684,000
  Warrants and stock options exercised (note 6).............       298,370
  Series A and B Preferred Stock dividends accrued (note
    3)......................................................    (3,871,328)
  Cancellation of and adjustments to put right obligations
    (note 6)................................................       775,753
  Stock compensation expense................................     2,735,845
  Net loss..................................................   (26,782,044)
                                                              -------------
Balances at June 30, 1996...................................  $  8,981,813
  Warrants and stock options exercised (note 6).............       177,338
  Series A and B Preferred Stock dividends accrued (note
    3)......................................................    (2,003,630)
  Accretion of consulting agreement credit to exercise price
    of warrants (note 9)....................................        18,750
  Cancellation of and adjustments to put right obligations
    (note 6)................................................       155,025
  Stock compensation expense................................       549,646
  Net loss..................................................   (34,916,514)
                                                              -------------
Balances at December 31, 1996...............................  $(27,037,572)
                                                              =============

          See accompanying notes to consolidated financial statements.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                          FOR THE SIX
                                                                              FOR THE YEARS ENDED            MONTHS
                                                                         -----------------------------       ENDED
                                                                           JUNE 30,        JUNE 30,       DECEMBER 31,
                                                                             1995            1996             1996
                                                                         -------------   -------------    ------------
Cash flows from operating activities:
  Net loss.............................................................  $ (14,697,649)  $ (26,782,044)   $(34,916,514)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization......................................        497,811       3,078,426       4,911,674
    Interest deferral and accretion....................................             --      10,447,687      10,041,189
    Amortization of deferred financing fees............................        323,900         668,317         334,671
    Provision for doubtful accounts....................................          8,570         180,940         242,915
    Loss from impairment of assets.....................................             --              --         318,737
    Loss attributed to minority interest...............................        (48,055)       (412,606)       (160,270)
    Noncash compensation, consultants and other expenses...............      6,419,412       2,735,845         549,645
    Accretion of consulting agreement credit to exercise price of
      warrants.........................................................             --              --          18,750
    Noncash debt conversion expense....................................        385,000              --              --
    Changes in operating assets and liabilities:
      Trade accounts receivable........................................       (359,007)       (565,764)     (1,936,732)
      Restricted cash related to operating activities..................        200,000              --              --
      Other current assets.............................................        (92,325)       (911,140)       (199,246)
      Other assets.....................................................        (26,545)       (107,574)       (653,065)
      Accounts payable.................................................      3,170,885      17,474,179      12,270,061
      Accrued financing fees...........................................      1,542,255      (1,542,255)             --
      Accrued employee costs...........................................        719,333         (62,247)      1,282,925
      Other accrued liabilities........................................      1,055,673        (382,792)      1,188,253
                                                                         -------------   -------------     ------------
Net cash (used in) provided by operating activities....................       (900,742)      3,818,972      (6,707,007)
                                                                         -------------   -------------     ------------
Cash flows from investing activities:
  Purchase of net assets of Piedmont Teleport, Inc. ...................        (19,135)             --              --
  Purchase of equipment and furniture..................................       (306,454)     (2,966,987)     (1,827,119)
  Restricted cash related to network activities........................       (752,000)     (1,590,152)             --
  Network development costs............................................    (14,996,303)    (57,889,227)    (62,746,777)
                                                                         -------------   -------------     ------------
Net cash used in investing activities..................................    (16,073,892)    (62,446,366)    (64,573,896)
                                                                         -------------   -------------     ------------
Cash flows from financing activities:
  Issuance of notes payable............................................      3,510,349     166,888,210      16,329,923
  Payment of deferred financing fees...................................       (310,175)     (8,710,387)       (380,771)
  Warrant and stock option exercises...................................        372,824         298,370         177,338
  Issuances of Series A Preferred Stock, net of offering costs and
    conversion of bridge financing.....................................     10,962,046              --              --
  Issuances of Series B Preferred Stock, net of offering costs.........     20,661,500       5,000,000              --
  Issuance of warrants with 2005 Notes.................................             --       8,684,000              --
  Issuance of notes payable -- stockholders............................        250,000              --              --
  Proceeds from sale of minority interest in subsidiaries..............        242,457         378,474              --
  Payment of equipment financing.......................................             --              --        (343,024)
  Payments of notes payable -- stockholders............................       (481,692)       (146,083)             --
  Payments of bridge notes.............................................     (1,000,000)             --              --
  Payments of secured note.............................................        (75,000)             --              --
  Payments of secured convertible notes................................        (77,281)             --              --
                                                                         -------------   -------------     ------------
Net cash provided by financing activities..............................     34,055,028     172,392,584      15,783,466
                                                                         -------------   -------------     ------------
Net (decrease) increase in cash and cash equivalents...................     17,080,394     113,765,190     (55,497,437)
Cash and cash equivalents, beginning of year...........................  $   3,270,397   $  20,350,791    $134,115,981
                                                                         -------------   -------------    -------------
Cash and cash equivalents, end of year.................................  $  20,350,791   $ 134,115,981    $ 78,618,544
                                                                         =============   =============    =============
Supplemental disclosure of cash flow information -- interest paid on
  all debt obligations.................................................  $     219,554   $      29,217    $     14,470
                                                                         =============   =============    =============
Supplemental disclosure of noncash investing and financing activities:
Equipment financing....................................................  $          --   $     343,024             --
                                                                         =============   =============    =============
Dividends declared in connection with Series A Preferred Stock.........  $   1,070,985   $   3,871,328    $  2,003,630
                                                                         =============   =============    =============
Bridge financing, secured convertible notes, and notes payable --
  stockholders converted to equity in connection with private
  placements...........................................................  $   4,080,079   $          --    $        --
                                                                         =============   =============    =============
Cancellation of and adjustments to put right obligations...............  $    (487,500)  $    (775,753)   $   (155,025)
                                                                         =============   =============    =============
Write off of note receivable from sale of common stock.................  $       2,750   $          --    $        --
                                                                         =============   =============    =============
Preferred stock exchange...............................................  $   1,700,000   $          --    $        --
                                                                         =============   =============    =============
Purchase of Piedmont Teleport, Inc. for common stock and related put
  right obligation.....................................................  $     192,303   $          --    $        --
                                                                         =============   =============    =============
Negotiation of right-of-way agreement for option discount..............  $     201,000   $          --    $        --
                                                                         =============   =============    =============

          See accompanying notes to consolidated financial statements.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996

(1) BASIS OF PRESENTATION AND RELATED MATTERS

  FISCAL YEAR

Effective December 31, 1996, the Company changed its fiscal year from a twelve-month period ending June 30 to a twelve-month period ending December 31. The consolidated statements of operations, stockholders' equity (deficit) and cash flows are presented for the twelve month period ended June 30, 1995, the twelve month period ended June 30, 1996 and the six month period ended December 31, 1996.

The Unaudited Condensed Consolidated Statement of Operations information for the six months ended December 31, 1995 is as follows:

        Revenues......................................................   $    988,877
        Operating expenses............................................      7,966,463
        Non-operating expenses........................................      2,057,410
                                                                         ------------
        Loss before minority interest.................................     (9,034,996)
        Minority interest.............................................        155,861
                                                                         ------------
        Net loss......................................................     (8,879,135)
        Preferred stock dividends and accretion.......................     (1,854,495)
                                                                         ------------
        Net loss to common stockholders...............................    (10,733,630)
                                                                         ------------
        Net loss per common share.....................................          (1.82)
        Average number of common shares outstanding...................      5,900,606
                                                                         ============

  ORGANIZATION

The consolidated financial statements include the accounts of American Communications Services, Inc. and its majority-owned subsidiaries (ACSI or the Company). As discussed in note 4 to the consolidated financial statements, all of the Company's subsidiaries are wholly owned with the exception of the Louisville, Fort Worth, El Paso, Greenville, and Columbia subsidiaries, in which the Company has a 92.75% controlling ownership interest. All material intercompany accounts and transactions have been eliminated in consolidation.

  BUSINESS AND OPERATING ENVIRONMENT

ACSI constructs and operates digital fiber optic networks and offers local telecommunications services to long distance companies and business and government end users in selected target markets, principally in the southern United States. The Company provides nonswitched dedicated services, including special access, switched transport and private line services. In addition to these dedicated services, the Company is developing and has begun offering high speed data services to business, government and other communications carriers, including Internet service providers. The Company has also begun offering, on a limited basis, enhanced voice messaging services and plans to begin offering local switched voice services in the future. The Company is a competitive local exchange carrier and is referred to as a competitive access provider with respect to provision of dedicated services.

To date, the Company has funded the construction of its networks and its operations with external financing. Prior to November 1995, the primary sources of funds were two Preferred Stock private offerings completed in October 1994 and June 1995 (see note 3), and a credit facility from AT&T

                     AMERICAN COMMUNICATIONS SERVICES, INC.

(1) BASIS OF PRESENTATION AND RELATED MATTERS -- (CONTINUED)

Credit Corporation (see note 4). During the fiscal year ended June 30, 1996, the Company raised additional funds through an additional sale of Preferred Stock (see note 3), two private offerings of Senior Notes, one of which included detachable warrants and further borrowings under the AT&T Credit Corporation Credit Facility (see note 4).

The Company has never been profitable, has never generated positive cash flow from consolidated operations and, since its inception has incurred significant net operating losses and negative cash flow. In accordance with the terms of its debt facilities the Company has also deferred payment of most of its interest charges. The Company's continued development, construction, expansion, operation and potential acquisition of local networks, as well as the further development of new services, including local switched voices and high-speed data services, will require substantial capital expenditures. The Company's ability to fund these expenditures is dependent upon the Company's raising substantial financing. To meet its remaining capital requirements and to fund operations and cash flow deficiencies, ACSI will be required to sell additional equity securities, increase its existing credit facility, acquire additional credit facilities or sell additional debt securities, certain of which would require the consent of the Company's debtholders. Before incurring additional indebtedness, the Company may be required to seek additional equity financing to maintain balance sheet and liquidity ratios under certain of its debt instruments. There can be no assurance that the Company will be able to obtain the additional financing necessary to satisfy its cash requirements or to successfully implement its growth strategy. Failure to raise sufficient capital could compel the Company to delay or abandon some or all of its plans or expenditures, which could have a material adverse effect on its business, results of operations and financial condition.

  CASH EQUIVALENTS AND RESTRICTED CASH

Pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company's short and long-term debt securities and marketable equity securities are accounted for at market value. The fair market value of short- and long-term investments is determined based on quoted market prices for those investments. The Company's marketable securities have been classified as available for sale and are recorded at current market value with an offsetting adjustment to stockholders' equity (deficit).

The Company's investments consist of commercial paper, U.S. Government Securities and money market instruments, all with original maturities of 90 days or less. The fair market value of such securities approximates amortized cost. At June 30, 1995 and 1996 and December 31, 1996, cash equivalents consists of government securities and overnight investments.

The Company has provided performance bonds and letters of credit in various cities in connection with its operations, resulting in a restriction of cash amounting to $752,000, $2,342,000 and $2,342,000 at June 30, 1995, June 30, 1996
and December 31, 1996, respectively. The face amount of all bonds and letters of credits was approximately $6,200,000 as of December 31, 1996.

  NETWORKS, EQUIPMENT AND FURNITURE

Networks, equipment and furniture are stated at cost less accumulated depreciation and amortization. Costs capitalized during the network development stage include expenses associated with network engineering, design and construction, negotiation of rights-of-way, obtaining legal and regulatory authorizations and the amount of interest costs associated with the network development.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

(1) BASIS OF PRESENTATION AND RELATED MATTERS -- (CONTINUED)

Provision for depreciation of networks, equipment and furniture is computed using the straight-line method over the estimated useful lives of the assets beginning in the month a network is substantially complete and available for use and equipment and furniture are acquired.

     The estimated useful lives of the Company's principal classes of assets are as follows:

        Networks:
          Fiber optic cables and installation costs...................   20 years
          Telecommunications equipment................................   3-7 years
          Interconnection and collocation costs.......................   3-10 years
        Leasehold improvements........................................   Life of lease
        Furniture and fixtures........................................   5 years
        Capitalized network development costs.........................   3-20 years

The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" on January 1, 1996. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

  DEFERRED FINANCING FEES

Deferred financing fees include commitment fees and other costs related to certain debt financing transactions and are being amortized using the effective interest method over the initial term of the related debt.

  REVENUE RECOGNITION

Revenue is recognized as services are provided. Billings to customers for services in advance of providing such services are deferred and recognized as revenue when earned. The Company also enters into managed services agreements with certain customers. Under such agreements the Company provides use of Company owned equipment, collocation and network access services. Revenue is recognized on a monthly basis as these services are provided to the customer.

  EARNINGS (LOSS) PER COMMON SHARE

The computation of earnings (loss) per common share is based upon the weighted average number of common shares outstanding. The effect of including common stock options and warrants as common stock equivalents would be anti-dilutive and is excluded from the calculation of loss per common share.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

(1) BASIS OF PRESENTATION AND RELATED MATTERS -- (CONTINUED)

  INCOME TAXES

Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities and loss carryforwards and tax credit carryforwards for which income tax benefits are expected to be realized in future years. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

  RECLASSIFICATIONS

Certain reclassifications have been made to the June 30, 1995 and 1996 consolidated financial statements to conform to the December 31, 1996 presentation. Such reclassifications had no effect on net loss or total stockholders' equity (deficit).

  STOCK OPTION PLAN

Prior to July 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On July 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosure for employee stock option grants as if the fair-value based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

  USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

  CONCENTRATION OF CREDIT RISK

The Company receives a significant portion of its revenues from a small number of major customers, particularly the long distance telecommunications companies that service the Company's markets. For the years ended June 30, 1995 and June 30, 1996 and the six months ended December 31, 1996 approximately 85%, 60% and 40% of the Company's revenues were attributable to services provided to three, four and four of the largest long distance telecommunications companies, respectively. The loss of any one of these customers could have an adverse material impact on the Company's revenues.

The Company provides managed services to certain Internet service providers. Such companies operate in a highly competitive and uncertain environment. Approximately 19% of the Company's

                     AMERICAN COMMUNICATIONS SERVICES, INC.

(1) BASIS OF PRESENTATION AND RELATED MATTERS -- (CONTINUED)

revenues for the six months ended December 31, 1996 were attributed to these companies. At December 31, 1996, the Company had trade accounts receivable of $923,000 from Internet service providers. The Company also has approximately $4.5 million in equipment dedicated to providing service to these companies. The Company believes that, if necessary, this equipment could be redeployed throughout the Company's data network.

(2) NETWORKS, EQUIPMENT AND FURNITURE

Networks, equipment and furniture consists of the following:

                                                  JUNE 30,       JUNE 30,      DECEMBER 31,
                                                    1995           1996            1996
                                                 -----------    -----------    ------------
    Networks and telecommunications
      equipment...............................   $15,570,450    $76,853,865    $139,129,495
    Furniture and fixtures....................       188,534      1,982,910       3,334,147
    Computer software.........................        56,485        948,848       1,558,384
    Leasehold improvements....................        82,093        362,341         381,097
                                                 -----------    -----------    ------------
                                                  15,897,562     80,147,964     144,403,123
    Less -- accumulated depreciation and
      amortization............................       330,272      3,408,698       8,320,372
                                                 -----------    -----------    ------------
    Total, net of accumulated depreciation and
      amortization............................   $15,567,290    $76,739,266    $136,082,751
                                                 ===========    ===========    ============

For the years ended June 30, 1995 and 1996, the Company capitalized interest of approximately $536,000 and $3,051,000, respectively. For the six months ended December 31, 1996, the Company capitalized interest of approximately $2,268,000.

(3) PRIVATE PLACEMENTS

In October 1994, the Company completed a private placement of its 9% Series A Convertible Preferred Stock, $1.00 par value (the "Series A Preferred Stock"). There were 138,889 shares issued for cash at $90 per share resulting in proceeds of $10,962,046, net of placement agent commissions and related placement fees and costs.

In addition, bridge financing was converted and several other obligations were retired with proceeds of the offering. See note 4 to the consolidated financial statements. Further, as discussed in note 6 to the consolidated financial statements, certain parties obtained warrants to purchase shares of the Company's common stock. In June 1995, the Series A Preferred Stock was exchanged for an identical number of 9% Series A-1 Convertible Preferred Stock, $1.00 par value. (the "Series A-1 Preferred Stock").

In June 1995, the Company completed a private placement of its 9% Series B-1 Convertible Preferred Stock (the "Series B-1 Preferred"), 9% Series B-2 Convertible Preferred Stock (the "Series B-2 Preferred") and 9% Series B-3 Convertible Preferred Stock (the "Series B-3 Preferred"), each having a par value of $1.00 per share. There were 227,500 shares issued for cash at $100 per share with proceeds of $20,661,500, net of placement agent commissions and related placement fees and costs. In November 1995, 50,000 shares of 9% Series B-4 Convertible Preferred Stock (the "Series B-4 Preferred") were issued for cash of $100 per share resulting in proceeds of $5,000,000. The Series B-1 Preferred, the Series B-2 Preferred, the Series B-3 Preferred and the Series B-4 Preferred

                     AMERICAN COMMUNICATIONS SERVICES, INC.

(3) PRIVATE PLACEMENTS -- (CONTINUED)

are hereafter collectively referred to as the "Series B Preferred Stock." The Series A-1 Preferred Stock and the Series B Preferred Stock are hereafter collectively referred to as the "Preferred Stock." Further, as discussed in note 6 to the consolidated financial statements, certain parties obtained warrants to purchase shares of the Company's common stock.

The Company's Preferred Stock and common stock vote as a single class (except with respect to the election of directors and certain other transactions and matters) with the common stock entitled to one vote per share and the Preferred Stock entitled to one vote for each share of common stock into which it is convertible. At December 31, 1996, the outstanding Series A-1 Preferred Stock was convertible into 7,466,560 shares of common stock and the outstanding Series B Preferred Stock was convertible into 9,910,704 shares of common stock.

Pursuant to the Company's certificate of incorporation, the board of directors is currently comprised of seven directors. The holders of common stock are entitled to elect four directors and the holders of the Preferred Stock are entitled to elect three directors. In addition, certain transactions and matters require the consent of the holders of at least 75% of the shares of Preferred Stock voting as a separate class.

Certain holders of the Company's Preferred Stock and common stock have entered into a Voting Rights Agreement pursuant to which such stockholders have agreed to vote their shares of Preferred Stock and common stock for the election of directors designated by the majority Preferred stockholders.

In connection with its Series A-1 and Series B Preferred Stock, the Company has recorded approximately $1,071,000, $4,942,000 and $6,946,000 as of June 30,
1995, June 30, 1996 and December 31, 1996, respectively, as a reduction in additional paid-in capital, for the payment of anticipated dividends. The Company's certificate of incorporation requires the Company to accrue dividends, on a quarterly basis, at an annual rate of 9% of the face value of the Series A-1 and B Preferred Stock.

Although the Board of Directors of the Company has not taken any formal action as of December 31, 1996, as a condition of the aforementioned provisions of the certificate of incorporation, the dividends have been deemed declared and properly reflected in the accompanying consolidated financial statements. Pursuant to the Company's certificate of incorporation, dividends accrued shall be paid cumulatively, beginning January 1, 1998, or earlier upon conversion. Upon a voluntary conversion on or before December 31, 1997, the Company shall, in lieu of accrued and unpaid dividends, issue promissory notes to the holders of the Preferred Stock. The Company expects to issue promissory notes to the holders on January 1, 1998 for dividends accrued, if conversion has not occurred, subject to restrictions included in the Senior Discount Note Indentures. Conversion may occur at any time at the holder's option or automatically, upon a certain qualifying issuance of common stock. As of December 31, 1996, no conversions had occurred.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

(4) DEBT

Long-term debt consists of the following:

                                                  JUNE 30,        JUNE 30,      DECEMBER 31,
                                                    1995            1996            1996
                                                ------------    ------------    ------------
    Notes payable-stockholders at 10-15%,
      maturing September 15, 1995............    $  146,083               --              --
    AT&T Credit Corporation equipment and
      working capital financing facility.....     3,652,085     $ 14,971,122    $ 30,183,264
    2006 Senior Discount notes, interest at
      12 3/4%, maturing April 1, 2006........            --       66,635,887      70,824,922
    2005 Senior Discount notes, interest at
      13% maturing November 1, 2005..........            --      102,432,137     109,402,071
    Secured equipment note payable, interest
      of 9.98%, payable in 36 equal monthly
      installments of $2,766, including
      interest commencing March 1, 1996......            --          343,024              --
                                                -----------     ------------    ------------
    Total long-term debt.....................     3,798,168      184,382,170     210,410,257
    Less current portion.....................       146,083          252,809         872,031
                                                -----------     ------------    ------------
                                                 $3,652,085     $184,129,361    $209,538,226
                                                ===========     ============    ============

Principal payments for each of the years from 1997 to 2001 and thereafter, are due as follows at December 31, 1996:

                          YEAR ENDING DECEMBER 31,
        -------------------------------------------------------------
             1997....................................................   $     872,031
             1998....................................................       1,190,150
             1999....................................................       2,124,721
             2000....................................................       3,250,483
             2001....................................................       4,618,260
             Thereafter..............................................     198,354,612
                                                                        -------------
                                                                        $ 210,410,257
                                                                        =============

  NOTES PAYABLE -- STOCKHOLDERS

At June 30, 1995, the Company had a total of $146,083 in notes payable to stockholders which matured and were repaid on September 14, 1995.

  AT&T CREDIT CORPORATION EQUIPMENT AND WORKING CAPITAL FINANCING FACILITY

In October 1994, the Company entered into the AT&T Credit Facility pursuant to which AT&T Credit Corporation has agreed to provide financing for the development and construction of fiber optic networks by certain of the Company's subsidiaries. In accordance with the terms of the facility, the Company is obligated to use at least 10% of the borrowed funds for purchases of equipment manufactured by AT&T or its affiliates. Pursuant to the AT&T Credit Facility, during fiscal 1995 the Company's subsidiaries in Louisville, Fort Worth, Greenville and Columbia entered into loan agreements with AT&T Credit Corporation providing for up to $19.8 million in loans collateralized by the assets of such subsidiaries. As of June 30, 1995, an aggregate of approximately $3.7 million had been borrowed under these agreements. Subsequent to June 30, 1995, the Company's

                     AMERICAN COMMUNICATIONS SERVICES, INC.

(4) DEBT -- (CONTINUED)

subsidiary in El Paso entered into a separate loan agreement with AT&T Credit Corporation pursuant to the AT&T Credit Facility providing for up to an aggregate of approximately $5.5 million in loans collateralized by its assets. During the fiscal year ended June 30, 1996, the existing loan agreements were amended to increase the aggregate credit available under such agreements to $31.2 million. As of June 30, 1996 and December 31, 1996, outstanding borrowings under the AT&T Credit Facility totaled approximately $15 million and $30 million, respectively, including accrued interest of approximately $1.4 million and $2.7 million, respectively. Interest rates currently applicable to the loans range from 11.93% to 14.47%.

The loans under the AT&T Credit Facility are collateralized by all of the assets of the respective borrowing subsidiary, including its installed fiber optic system and other equipment. The principal is payable in 28 consecutive quarterly installments, beginning with the ninth quarter after the date of the loan. The principal may be prepaid in certain circumstances, and must be prepaid along with a premium in other circumstances. Interest is due quarterly. At the borrowing subsidiary's option, the interest rate may be fixed or variable. The borrowing subsidiary has a one-time option to convert all variable rate loans to fixed rate loans. Upon certain events of default, additional interest ranging from 2% to 4% will become payable. Interest may generally be deferred so long as it would not cause the outstanding principal balance to exceed the commitment amounts for Capital Loans and for Equipment Loans (as defined in the loan documents). To date, the Company has elected to defer all interest due under the loans. In addition, the AT&T Credit Facility includes covenants, some of which impose certain restrictions on the Company and its restricted subsidiaries including restrictions on the declaration or payment of dividends, the conduct of certain activities, certain capital expenditures, the creation of additional liens or indebtedness, the disposition of assets, transactions with affiliates and extraordinary corporate transactions. The AT&T Credit Facility imposes restrictions on the ability of those subsidiaries of ACSI that incur indebtedness thereunder to transfer funds to ACSI in the form of dividends or other distributions. The AT&T Credit Facility also imposes restrictions on the ability of such subsidiaries to raise capital by incurring additional indebtedness. These restrictions could limit ACSI's ability to meet its obligations with respect to the 2005 and 2006 Senior Discount Notes.

Pursuant to the AT&T Credit Facility, AT&T Credit Corporation purchased 7.25% of the outstanding capital stock of each of the Company's operating subsidiaries for which it provided financing. The Company was required to pledge its interest in these subsidiaries to AT&T Credit Corporation as a condition to each loan. Under certain circumstances, this pledge agreement also restricts the Company's ability to pay dividends on its capital stock.

  2005 SENIOR DISCOUNT NOTES AND 2006 SENIOR DISCOUNT NOTES

On November 14, 1995, the Company completed an offering of 190,000 Units (the "Units") consisting of $190,000,000 principal amount of 13% Senior Discount Notes due 2005 (the "2005 Notes") and warrants to purchase 2,432,000 shares of the Company's common stock at a price of $7.15 per share (the "Warrants"). The 2005 Notes will accrete at a rate of 13% compounded semi-annually to an aggregate principal amount of $190,000,000 by November 1, 2000. Thereafter, interest on the 2005 Notes will accrue at the annual rate of 13% and will be payable in cash semi-annually. The Company received net proceeds of approximately $96,105,000 from the sale of the Units. The value ascribed to the Warrants was $8,684,000.

On March 21, 1996, the Company completed an offering of $120,000,000 of 12 3/4% Senior Discount Notes due 2006 (the "2006 Notes") resulting in net proceeds of approximately $61,800,000. The

                     AMERICAN COMMUNICATIONS SERVICES, INC.

(4) DEBT -- (CONTINUED)

2006 Notes will accrete at a rate of 12 3/4% compounded semi-annually, to an aggregate principal amount of $120,000,000 by April 1, 2001. Thereafter, interest on the 2006 Notes will accrue at the annual rate of 12 3/4% and will be payable in cash semi-annually on April 1 and October 1, commencing on October 1, 2001. The 2006 Notes will mature on April 1, 2006.

The 2005 Notes and 2006 Notes (collectively the "Notes") are general, unsubordinated and unsecured obligations of the Company. The Company's subsidiaries have no obligation to pay amounts due on the Notes and do not guarantee the notes. Therefore, the Notes are effectively subordinated to all liabilities of ACSI's subsidiaries, including trade payables. Any rights of the Company and its creditors, including the holders of the Notes, to participate in the assets of any of the Company's subsidiaries upon any liquidation or reorganization of any such subsidiaries will be subject to the prior claims of that subsidiary's creditors.

The Notes are subject to certain covenants which, among other things, restrict the ability of ACSI and certain of its subsidiaries to incur additional indebtedness, pay dividends or make distributions.

  DEBT CONVERSION

On June 28, 1994, the Company issued a total of $4,300,720 principal of its 15 percent convertible bridge notes due December 31, 1994, including $1,300,720 issued to then existing stockholders. During 1995, the holders of $3,300,720 of these convertible bridge notes converted the notes plus accrued interest thereon of $35,754 into 37,073 shares of Series A Preferred Stock. The remaining $1,000,000 principal amount was retired by cash payment from the proceeds of the Series A Preferred Stock private offering (see note 3). The Company recorded noncash debt conversion expense of $231,000 associated with the related unamortized financing fees.

At June 30, 1994, the Company had outstanding loans from affiliates with an aggregate principal balance of $606,640, which were notes secured by certain assets of the Company. These loans bore interest at 15% per annum and had a scheduled maturity date of December 31, 1994.

In October 1994, the holders of $529,359 principal amount of these notes, plus accrued interest thereon of $29,368, converted the notes into 7,924 shares of Series A Preferred Stock. The remaining principal on the secured convertible notes of $77,281 was retired by a cash payment from the proceeds of the Series A Preferred Stock private placement offering (see note 3). The Company recorded noncash debt conversion expense of $154,000 equal to the premium to induce conversion.

In August 1994, the Company borrowed $250,000, at a rate of 15% per annum from an affiliate that was payable on demand. In October 1994, this note was converted into 2,778 shares of Series A Preferred Stock.

(5) STOCKHOLDERS' EQUITY (DEFICIT)

  COMMON STOCK

In fiscal 1995, the Company established a par value of $.01 for its issued and outstanding common stock.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

(5) STOCKHOLDERS' EQUITY -- (CONTINUED)
  PREFERRED STOCK

Pursuant to the Series B Preferred Stock offerings, as described in note 3, four classes of Series B Preferred Stock have been designated and issued. The composition of the Series B Preferred Stock at December 31, 1996 is as follows:

        Preferred Stock, $1.00 par value, 100,000 shares designated as 9%
          Series B-1 Convertible Preferred Stock authorized, issued and
          outstanding....................................................   $100,000
        Preferred Stock, $1.00 par value, 102,500 shares designated as 9%
          Series B-2 Convertible Preferred Stock authorized, issued and
          outstanding....................................................    102,500
        Preferred Stock, $1.00 par value, 25,000 shares designated as 9%
          Series B-3 Convertible Preferred Stock authorized, issued and
          outstanding....................................................     25,000
        Preferred Stock, $1.00 par value, 50,000 shares designated as 9%
          Series B-4 Convertible Preferred Stock authorized, issued and
          outstanding....................................................     50,000
                                                                            --------
        Total............................................................   $277,500
                                                                            ========

(6) STOCK OPTIONS AND STOCK PURCHASE WARRANTS

The Company has a stock option plan which provides for the granting of options to officers, employees, directors and consultants of the Company to purchase shares of its common stock within prescribed periods.

In 1994, the Company entered into employment agreements with five executive officers. Pursuant to the agreements, as amended, such officers have been granted options to purchase an aggregate of 4,149,834 shares of common stock of the Company at exercise prices ranging from $.875 to $3.40 per share. The options vest at various dates as specified in the employment agreements with 4,069,834 of the options vesting on specific dates ranging from November 1, 1993 to November 4, 2001, and 80,000 of such options which vested upon the occurrence of certain specified performance milestones. When the employment of these individuals with the Company terminates, these individuals have the right to sell certain of their shares to the Company (the put right) for a price equal to fair market value. On June 26, 1995, the employment agreements were amended to limit the purchase price paid by the Company pursuant to the put right to a maximum of $2,500,000, which amount is subject to further reductions based on the employees' sales of stock. During the year ended June 30, 1996, the limit was further reduced to $2,000,000.

The Company has also issued 500,000 options to a supplier to purchase stock at 90% of the fair value at the date of exercise. Such options give the supplier the right to sell the stock acquired back to the Company at fair value under certain circumstances. None of the options have been exercised to date and they expire in December, 1997.

The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, compensation cost has been recognized for its stock option plans based on the intrinsic value of the option at the date of grant. The compensation cost that has been charged against income was approximately $6.4 million, $2.7 million and $550,000 for the years ended June 30, 1995 and June 30, 1996 and for the six months ended December 31, 1996, respectively. Had compensation cost for the Company's plan been determined based on the fair value at the grant dates consistent with the method of FASB Statement 123 for all options granted after June 30, 1995, and the intrinsic

                     AMERICAN COMMUNICATIONS SERVICES, INC.

(6) STOCK OPTIONS AND STOCK PURCHASE WARRANTS -- (CONTINUED)

value for all options granted prior to July 1, 1995, the Company's net loss and loss per share would have been reduced to the pro forma amounts indicated below:

                                                                     YEAR ENDED      SIX MONTHS ENDED
                                                                    JUNE 30, 1996    DECEMBER 31, 1996
                                                                    -------------    -----------------
    Net loss.....................................   As reported:    $ (26,782,044)     $ (34,916,514)
                                                    Pro forma:        (27,533,636)       (36,828,677)
    Loss per common share........................   As reported:            (4.96)             (5.48)
                                                    Pro forma:              (5.08)             (5.77)

Pro forma net loss reflects compensation cost under SFAS No. 123 only for options granted for the year ended June 30, 1996 and for the six months ended December 31, 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the vesting period and compensation cost under SFAS No. 123 for options granted prior to July 1, 1995 is not considered.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the year ended June 30, 1996 and the six months ended December 31, 1996, respectively: dividend yield of 0% for both periods; expected volatility of 50% and 50%, risk-free interest rates of 5.97% and 6.4% and expected lives of 4.74 and 4.37 years.

A summary of the status of the Company's stock options as of June 30, 1995, June 30, 1996 and December 31, 1996 and changes during the period ending on those dates is presented below:

                                                       YEARS ENDED                                SIX MONTHS ENDED
                                 --------------------------------------------------------    --------------------------
                                       JUNE 30, 1995                 JUNE 30, 1996               DECEMBER 31, 1996
                                 --------------------------    --------------------------    --------------------------
                                 SHARES    WEIGHTED-AVERAGE    SHARES    WEIGHTED-AVERAGE    SHARES    WEIGHTED-AVERAGE
                                 (000)      EXERCISE PRICE     (000)      EXERCISE PRICE     (000)      EXERCISE PRICE
                                 ------    ----------------    ------    ----------------    ------    ----------------
Outstanding at beginning of
  year........................      859         $ 2.22          5,042         $ 1.72          6,095         $ 2.21
Granted.......................    4,283           1.64          1,228           4.30          1,433           9.45
Exercised.....................       --             --           (105)          2.46            (48)          2.02
Forfeited.....................     (100)          2.51            (70)          3.57            (23)          3.54
                                 ------                        ------                        ------
Outstanding at end of year....    5,042           1.72          6,095           2.21          7,457           3.60
Options exercisable at
  year-end....................    2,387                         3,461                         4,140
Weighted-average fair value of
  options granted during the
  year........................   $ 1.16                        $ 3.35                        $ 5.95

The following table summarizes information about fixed stock options at December 31,1996:

                                OPTIONS OUTSTANDING                                    OPTIONS EXERCISABLE
                          -------------------------------                        -------------------------------
                            NUMBER       WEIGHTED-AVERAGE    WEIGHTED-AVERAGE      NUMBER       WEIGHTED-AVERAGE
           RANGE          OUTSTANDING       REMAINING            EXERCISE        EXERCISABLE      EXERCISABLE
      EXERCISE PRICE      AT 12/31/96    CONTRACTUAL LIFE         PRICE          AT 12/31/96         PRICE
    -------------------   -----------    ----------------    ----------------    -----------    ----------------
    $0.875 to 2.25.....    4,038,777       2.2 years              $ 1.46          3,596,275          $ 1.35
    2.80 to 4.78.......    1,672,974          3.4                   3.31            496,058            3.21
    6.00 to 9.375......    1,662,000          4.7                   8.53             47,500            6.00
    15.00..............       83,334          4.9                  15.00                 --              --
                          -----------    ----------------        -------         -----------         ------
    $0.875 to 15.00....    7,457,085          3.1                   3.60          4,139,833            1.64

                     AMERICAN COMMUNICATIONS SERVICES, INC.

(6) STOCK OPTIONS AND STOCK PURCHASE WARRANTS -- (CONTINUED)

During fiscal years ended June 30, 1995 and 1996, in connection with the Series A-1 and Series B Preferred Stock private placements and related bridge note conversions, warrants for 4,367,078 shares of common stock were issued at prices ranging from $.01 to $3.10. In fiscal 1996, as part of the issuance of the 2005 Notes, detachable warrants to purchase 2,432,000 shares of the Company's common stock at a price of $7.15 per share were issued. These warrants include certain anti-dilution provisions.

At December 31, 1996, unexercised warrants outstanding are as follows:

                                                             NUMBER      PRICE PER SHARE
                                                            ---------    ----------------
        Series A and Series B Preferred Stock
          placements.....................................   1,474,836       $0.01-3.10
        2005 Senior Discount Notes offering..............   2,432,000          7.15
        Other............................................     865,000       0.01-9.68
                                                            ---------     -------------
        Total............................................   4,771,836       $0.01-9.68
                                                            =========     =============

The gross proceeds that would be received by the Company on the exercise of all outstanding options and warrants is approximately $53,400,000.

(7) COMMITMENTS AND CONTINGENCIES

  CERTAIN AGREEMENTS

The Company has signed nonexclusive license agreements with various utility and inter-exchange carrier companies, including an affiliate of one of the country's three largest long distance carriers, to install and maintain fiber cable systems for the Company's use for periods up to 15 years or more, upon exercising of extensions available to the parties. Under these agreements, the Company has use of these rights-of-way for its telecommunications systems, and may be entitled to certain payments for providing telecommunications service, subject to its satisfactory performance of certain agreed upon requirements.

  RETIREMENT PLAN

On February 1, 1996, the Company began sponsoring the American Communications Services, Inc. 401(k) Plan (the "Plan"), a defined contribution plan. All individuals employed on February 1, 1996 were eligible to participate. Participation to all other employees is available after three months of full-time equivalent service. The Company contributions under the Plan are discretionary and may be as much as 6% of an employee's gross compensation subject to certain limits. Total expense under the Plan amounted to approximately $30,000 and $95,000 for the year ended June 30, 1996 and for the six months ended December 31, 1996, respectively.

  LEGAL PROCEEDINGS

On July 24, 1996, the Company was named as a codefendant in a lawsuit arising from a personal injury sustained during the construction of one of its networks. At the time of the incident giving rise to the lawsuit, the plaintiff was an employee of a subcontractor hired by the Company's general contractor for the construction project. The lawsuit seeks recovery from the Company and the general contractor of at least $25 million plus punitive damages. The Company, the general contractor, and the Company's insurance carrier have begun investigations into the facts surrounding the incident and intend to defend against this suit vigorously.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

(7) COMMITMENTS AND CONTINGENCIES -- (CONTINUED)
In addition, the Company is a party to certain litigation and regulatory proceedings arising in the ordinary course of business. In the opinion of management, based upon the advice of counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position.

(8) LEASES

The Company is obligated under various noncancelable operating leases for office and node space as well as office furniture. The minimum future lease obligations under these noncancelable operating leases as of December 31, 1996 are approximately as follows:

                           YEAR ENDING DECEMBER 31,                        AMOUNT
        --------------------------------------------------------------   -----------
        1997..........................................................   $ 3,980,000
        1998..........................................................     4,320,000
        1999..........................................................     4,560,000
        2000..........................................................     4,051,000
        2001..........................................................     3,078,000
        Thereafter....................................................    13,640,000
                                                                         -----------
                                                                         $33,629,000
                                                                         ===========

Rent expense for the years ended June 30, 1995 and June 30, 1996 and for the six months ended December 31, 1996 was approximately $200,000, $1,166,000 and $1,700,000, respectively.

(9) RELATED-PARTY TRANSACTIONS

In October 1993, the Company executed a financial consulting and advisory agreement with a related party for a period of six months. In consideration, the related party received warrants to purchase 300,000 shares of ACSI common stock exercisable at $.875 per share if a future equity financing was successfully completed. The related party had the right to resell the shares to ACSI for $2.50 per share two years from the date of the agreement. At June 30, 1994, the Company provided an accrual of $487,500 for this redemption privilege at the redemption price net of the exercise price. In June 1995, the Company's obligations to repurchase the shares were assumed by a stockholder of the Company. Accordingly, as of June 30, 1995, the $487,500 share value has been transferred from redeemable stock, options, and warrants to additional paid-in-capital.

On June 16, 1994, the Company entered into a financial consulting agreement for capital raising activities with an entity controlled by significant stockholders of the Company. Under this agreement, the Company paid $153,750 for consulting services rendered through the date of the agreement relating to placement of the Convertible Bridge Notes. Additionally, the Company agreed to pay a $7,500 monthly consulting fee for a two year period beginning on the closing date of the first private placement. During the six months ended December 31, 1996 and the years ended June 30, 1996 and 1995, the Company paid $22,500, $90,000 and $67,500 under this arrangement, respectively.

Effective July 1, 1994, the Company engaged SGC Advisory Services, Inc. ("SGC") as a financial and business consultant for three years. SGC is an affiliate of a former director of the Company. Pursuant to the agreement, the Company will compensate SGC as follows: (1) a monthly fee of $5,000; and (2) options to purchase up to 50,000 shares of the Company's Common Stock which vest on July 1,

                     AMERICAN COMMUNICATIONS SERVICES, INC.

(9) RELATED-PARTY TRANSACTIONS -- (CONTINUED)

1997, and are exercisable on or before July 1, 1999. At the end of each month of the term of the agreement, SGC earns a credit against the exercise price of those options equal to 1/36th of the exercise price. The shares issued upon exercise of the options will be priced at $2.25 per share and the shares issued will have piggy back registration rights.

(10) INCOME TAXES

Temporary differences and carryforwards that give rise to deferred tax assets and liabilities are as follows:

                                                        JUNE 30,       JUNE 30,     DECEMBER 31,
                                                          1995           1996           1996
                                                       -----------    ----------    ------------
Deferred tax assets:
  Capitalized start-up and other costs..............   $ 4,163,941    $3,733,898    $  3,972,981
  Stock options -- noncash compensation.............     2,768,488     3,848,128       4,085,146
  Net operating loss carryforwards..................     1,149,755    12,181,162      31,310,726
  Other accrued liabilities.........................       454,391       496,634         964,786
                                                       -----------    ----------    ------------
Total gross deferred assets.........................     8,536,575    20,259,822      40,333,639
  Less: valuation allowance.........................     8,291,380    18,304,754      31,990,518
                                                       -----------    ----------    ------------
Net deferred tax assets.............................       245,195     1,955,068       8,343,121
Deferred tax liabilities -- fixed assets
  depreciation and amortization.....................       245,195     1,955,068       8,343,121
                                                       -----------    ----------    ------------
Net deferred tax assets (liabilities)...............            --            --              --
                                                       ===========    ==========    ============

The valuation allowance for deferred tax assets as of July 1, 1994 was $2,375,327. The net change in the total valuation allowance for the years ended June 30, 1995 and June 30, 1996 and for the six months ended December 31, 1996 was an increase of $5,916,053, $10,013,374 and $13,685,764, respectively. The valuation allowances at June 30, 1996 and December 31, 1996 are a result of the uncertainty regarding the ultimate realization of the tax benefits related to the deferred tax assets. The utilization of the tax benefits associated with net operating losses of approximately $80,000,000 at December 31, 1996 is dependent upon the Company's ability to generate future taxable income. The net operating loss carryforward period expires commencing in 2008 through the year 2012. Further, as a result of certain financing and capital transactions, an annual limitation on the future utilization of the net operating loss carryforward may have occurred.

No income tax provision has been provided for the years ended June 30, 1995 and June 30, 1996 and the six months ended December 31, 1996 as the aforementioned deferred tax assets have provided no tax benefit.

(11) ACQUISITION

On September 12, 1994 the Company executed a Stock Purchase Agreement with Piedmont Teleport, Inc. under which the Company acquired certain assets, liabilities, and certain right-of-way agreements for $20,000 in cash and the issuance of 62,000 shares of the Company's common stock. The Company accounted for the acquisition as a purchase and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at September 12, 1994. The seller had the right to put these shares back to the Company on November 1, 1996 for a price of $2.50 per share. Accordingly, this obligation was recorded as redeemable stock until November 1996 at which time it was reclassed to additional paid in capital.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

(12) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following notes summarize the major methods and assumptions used in estimating the fair value of financial instruments:

  CASH AND CASH EQUIVALENTS

The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.

  LETTERS OF CREDIT

The fair value of the Letters of credit is based on fees currently charged for similar agreements.

  SHORT-TERM AND LONG-TERM DEBT

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues if available or based on the present value of expected cash flows at rates currently available to the Company for borrowings with similar terms.

The carrying amounts and fair values of the Company's financial instruments at December 31, 1996 were:

                                                                      1996
                                                           --------------------------
                                                            CARRYING         FAIR
                                                              VALUE          VALUE
                                                           -----------    -----------
        Cash and cash equivalents (including restricted
          cash)                                             80,960,696     80,960,696
        Letters of credit...............................            --         25,000
        Long-term debt..................................   210,410,259    208,583,264

(13) SUBSEQUENT EVENT

On January 17, 1997, the Company acquired 100% of the outstanding capital stock of Cybergate, Inc. in exchange for 1,030,000 shares of common stock plus up to an additional 150,000 shares if certain performance goals are achieved. Cybergate, a Florida based Internet services provider, delivers high-speed data communications services. The acquisition will be recorded using the purchase method of accounting.

             ======================================================

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Summary Consolidated Financial and
  Operating Data......................    8
Risk Factors..........................    9
Use of Proceeds.......................   18
Price Range of Common Stock...........   20
Dividend Policy.......................   20
Capitalization........................   21
Unaudited Pro Forma Condensed
  Consolidated Financial Data.........   22
Selected Consolidated Financial
  Data................................   24
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   25
Business..............................   33
Management............................   50
Certain Transactions..................   61
Principal Stockholders................   63
Description of Certain Indebtedness...   65
Description of Capital Stock..........   67
Shares Eligible for Future Sale.......   70
Underwriting..........................   72
Sale to Purchaser Stockholders........   74
Legal Matters.........................   74
Experts...............................   74
Change in Independent Public
  Accountants.........................   74
Additional Information................   75
Glossary..............................   76
Index to Financial Statements.........  F-1

             ======================================================
             ======================================================

                                3,600,000 SHARES

                                   [ACSI LOGO]

                                  COMMON STOCK

                              -------------------
                                   PROSPECTUS
                              -------------------

                                 April 10, 1997
             ======================================================